As filed with the Securities and Exchange Commission on August 27, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

THE REPUBLIC OF KOREA

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Hi-Su Lee

Consul

Korean Consulate General

335 East 45th Street

New York, New York 10017

Copies to:

Jin Hyuk Park, Esq. Simpson Thacher & Bartlett LLP 7F Asia Pacific Finance Tower 3 Garden Road, Central Hong Kong	Paul B. Ford, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 U.S.A.

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

The securities being registered hereby are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Debt Securities	$5,000,000,000	100%	$5,000,000,000	$633,500

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Exclusive of accrued interest, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains:

1.	A prospectus, consisting of a cover page and numbered pages 2 through 77 and exhibits, relating to the debt securities of the Republic of Korea (the “Republic” or “Korea”) with a maximum aggregate principal amount of US$5,000,000,000 or its equivalent in other currencies that the Republic may offer and sell in the United States on or after the date of effectiveness of this registration statement.

2.	A prospectus supplement, consisting of a cover page, numbered pages S-2 through S-19 and an inside and outside back cover page, relating to a proposed underwritten offering for cash of bonds. In the event that any such bonds are issued, final pricing information and certain other matters with respect thereto will be included in a prospectus supplement filed in accordance with the rules and regulations of the Securities and Exchange Commission (the “Commission”).

The Republic may also offer additional debt securities in other series pursuant to the prospectus contained in this registration statement. Upon any public offering or sale of any such other series of debt securities covered by the prospectus, a prospectus supplement or supplements describing such series of debt securities and the particular terms of such offer or sale will be filed in accordance with the rules and regulations of the Commission.

The information in this preliminary prospectus supplement is not complete and may be changed. The Republic may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus supplement is not an offer to sell these securities and the Republic is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 27, 2004

PROSPECTUS SUPPLEMENT

(To Prospectus dated                         , 2004)

US$

The Republic of Korea

    % Notes due      201

The Notes will bear interest at the rate of         % per year and will mature on                 , 201        . The Notes will be direct, unconditional, unsecured and unsubordinated obligations of The Republic of Korea. Interest on the Notes will be payable semi-annually on          and          of each year, beginning on         , 2005. The Republic will not have any right to redeem the Notes prior to maturity. Except as described in the accompanying prospectus under “Description of the Debt Securities—Global Securities,” the Notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company, as depositary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	%	US$
Underwriting Discount	%	US$
Proceeds to the Republic (Before Expenses)(1)%		US$

(1)	The underwriters have agreed to pay certain expenses of the Republic in connection with this offering. For more information, see “Underwriting” in this prospectus supplement.

In addition to the initial public offering price to the public, you will have to pay for interest accrued on the Notes from                         , 2004, if any.

The Republic has applied through its listing agent to list the Notes on the Luxembourg Stock Exchange. The Republic cannot give any assurance that such listing will be obtained. Currently, there is no public market for the Notes.

The underwriters expect to deliver the Notes to investors through the book-entry facilities of The Depository Trust Company on or about                         , 2004.

Joint Bookrunners

Barclays Capital	Citigroup	Deutsche Bank Securities	JPMorgan

Co-Managers

ABN AMRO	CALYON	Credit Suisse First Boston LLC
Daewoo Securities Co., Ltd.	Daiwa Securities SMBC Europe	Goldman Sachs (Asia) L.L.C.
HSBC	Hyundai Securities Co., Ltd.	The Korea Development Bank
LG Investment & Securities	Samsung Securities Co., Ltd.	UBS Investment Bank

The date of this prospectus supplement is                         , 2004

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. The Republic has not authorized anyone to provide you with different information. The Republic is not making an offer of the Notes in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

Prospectus Supplement

Prospectus

Certain Defined Terms

Unless the context otherwise requires, all references to “Korea” or the “Republic” contained in this prospectus supplement are to The Republic of Korea. All references to the “Government” are to the government of Korea.

Unless otherwise indicated, all references to the “Notes” contained in this prospectus supplement are to the Republic’s         % notes due                              201        .

Unless otherwise indicated, all references to “won”, “Won” or “(Won)” contained in this prospectus supplement are to the currency of Korea, and references to “U.S. dollars”, “Dollars”, “dollars” “$” or “US$” are to the currency of the United States of America.

Additional Information

The information in this prospectus supplement is in addition to the information contained in the Republic’s prospectus dated                         , 2004. The accompanying prospectus contains information regarding the Republic, as well as a description of some terms of the Notes. You can find further information regarding the Republic and the Notes in registration statement no. 333-            , as amended (the “registration statement”), relating to the debt securities of the Republic, which is on file with the Securities and Exchange Commission.

The Government is Responsible for the Accuracy of the Information in this Document

The Government is responsible for the accuracy of the information in this prospectus supplement and the accompanying prospectus and confirms that, to the best of the Government’s knowledge, the information contained in this prospectus supplement and the accompanying prospectus is in accordance with the facts and that the Government has included all facts that should be included not to mislead potential investors. The delivery of this prospectus supplement and the accompanying prospectus at any time does not imply that any information contained in this prospectus supplement and the accompanying prospectus is correct at any time subsequent to the date of this prospectus supplement.

The Luxembourg Stock Exchange takes no responsibility for the contents of this prospectus supplement and the accompanying prospectus and makes no representation as to liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus.

Not an Offer if Prohibited by Law

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer, and it is prohibited to use them to make an offer, in any state or country which prohibits the offering. For a description of some restrictions on the offering and sale of the Notes and the distribution of this prospectus supplement and the accompanying prospectus, see “Underwriting—Foreign Selling Restrictions” beginning on page S-16 of this prospectus supplement.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Foreign Selling Restrictions—Korea” beginning on page S-16 of this prospectus supplement.

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE “UNDERWRITING” IN THIS PROSPECTUS SUPPLEMENT.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of the Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

Issuer	The Republic of Korea.

Notes	US$ aggregate principal amount of % Notes due on , 201 .

Maturity Date	, 201 .

Interest	% per year. Interest will be computed based on a 360-day year consisting of twelve 30-day months.

Interest Payment Dates	and of each year, beginning on , 2005. Interest will accrue from , 2004.

Redemption	The Republic may not redeem the Notes prior to maturity.

Form and Settlement

The Republic will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of The Depository Trust Company (“DTC”). Except as described in the accompanying prospectus under “Description of the Debt Securities—Global Securities” and in this prospectus supplement under “Description of the Notes—Form and Registration—Certificated Notes,” the global notes will not be exchangeable for Notes in definitive registered form and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the global notes through Euroclear Bank S.A./N.A., as operator of the Euroclear System (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems.

Listing and Markets

The Republic has applied through its listing agent to list the Notes on the Luxembourg Stock Exchange. The Republic cannot give any assurance that the application to the Luxembourg Stock Exchange for the Notes will be approved. The Republic will offer the Notes for sale in countries in the Americas, Europe, Asia and elsewhere where it is legal to make such offers.

Status of Notes

The Notes will constitute direct, unconditional, unsecured and unsubordinated obligations of the Republic. The Notes will rank at least equally in right of payment, without any preference among themselves, with all of the Republic’s existing and future unsecured and unsubordinated External Indebtedness (as defined in “Description of the Debt Securities—Status of Debt Securities” in the accompanying prospectus). See “Description of the Notes—Status of the Notes” in this prospectus supplement and “Description of the Debt Securities—Status of Debt Securities” in the accompanying prospectus.

Negative Pledge

Subject to certain exceptions, if any of the Notes are outstanding, the Republic will not create or permit to subsist any Security Interest (as defined in “Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus) on the Republic’s assets as security for any of the Republic’s Public External Indebtedness (as defined in “Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus), unless the Notes are secured equally and ratably with such Public External Indebtedness. See “Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus.

Delivery of the Notes

The Republic expects to make delivery of the Notes, against payment in same-day funds on or about                         , 2004, which the Republic expects will be the fifth business day following the date of this prospectus supplement, referred to as “T+5”. You should note that initial trading of the Notes may be affected by the “T+5” settlement. See “Underwriting—Delivery of the Notes” in this prospectus supplement.

Taxation

The Republic will make all payments of principal of and interest on the Notes without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. In that event, the Republic will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction, subject to certain exceptions provided in the accompanying prospectus. See “Description of the Debt Securities—Additional Amounts” in the accompanying prospectus. For a description of certain United States tax aspects of the Notes, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

Fiscal Agent	The Bank of New York.

Further Issues

The Republic may, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes and consolidate such additional debt securities to form a single series with the Notes. See “Description of the Debt Securities—Further Issues of Debt Securities” in the accompanying prospectus.

Governing Law

The Notes and the fiscal agency agreement will be governed by the laws of the State of New York. The laws of the Republic will govern all matters governing the authorization, execution and delivery of the Notes and the fiscal agency agreement by the Republic.

Collective Action Clauses

The Notes will be designated “collective action debt securities” (as defined in “Description of the Debt Securities—Events of Default—Collective Action Debt Securities” and “Description of Debt Securities—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities” in the accompanying prospectus) and will contain certain provisions, commonly referred to in this prospectus supplement and the accompanying prospectus as “collective action clauses”, regarding acceleration and voting on amendments, modifications and waivers. As such, the Notes will contain provisions under which the Republic may, among other things, amend the payment provisions and certain other material terms of the Notes with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding Notes. See “Description of the Debt Securities—Events of Default—Collective Action Debt Securities” and “Description of Debt Securities—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities” in the accompanying prospectus.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes the Republic is offering. The following description is only a summary. The Republic urges you to read the fiscal agency agreement described below and the form of global note before deciding whether to invest in the Notes. The Republic has filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement.

The Notes are a series of debt securities more fully described in “Description of the Debt Securities” in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

General

The Republic will issue the Notes under the fiscal agency agreement, dated as of April 17, 1998, as amended by Amendment No. 1 dated June 3, 2003, between the Republic and The Bank of New York, as fiscal agent.

The Notes will constitute direct, unconditional, unsecured and unsubordinated obligations of the Republic. The aggregate principal amount of the Notes will be US$                         and will mature on                         , 201        . The Notes will be denominated in principal amounts of US$2,000 and integral multiples of US$1,000 in excess thereof.

The Notes will be designated collective action debt securities and will contain certain provisions, commonly referred to in this prospectus supplement and the accompanying prospectus as “collective action clauses”, regarding acceleration and voting on amendments, modifications and waivers. Under such provisions, the Republic may, among other things, amend certain key terms of the Notes, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding Notes. These provisions are described in “Description of the Debt Securities—Events of Default—Collective Action Debt Securities” and “Description of Debt Securities—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities” in the accompanying prospectus.

Payment of Principal and Interest

The Notes will bear interest at         % per year from                 , 2004. Interest will be payable semi-annually on                  and                  of each year, beginning on                 , 2005. Interest payable on any Notes on any interest payment date will be payable to the person in whose name such Notes are registered at the close of business on the fifteenth day (whether or not a business day) next preceding such interest payment date, which for so long as the Notes are in book-entry form will generally be Cede & Co., as DTC’s nominee. Principal of the Notes will be payable at par. Upon receipt of any payment of principal of or interest on the Notes, DTC will credit DTC participants’ accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of Notes as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in the Notes held through such participants will be the responsibility of such participants, as is in the case with securities held for accounts of customers registered in “street name”. The Republic will have no responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Principal of and interest on the Notes will be payable in U.S. dollars or in such other coin or currency of the United States as at the time of payment is legal tender for the payment of public and private debts. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. In any case where the due date for the payment of the principal of or interest on any Notes will be, at any place from which any check for such payment is to be mailed or where such Note is to be surrendered for payment or, in the case of payments by transfer, where such transfer is to be made, a day on which banking institutions in New York City are authorized or obligated by law to close, then such payment need not be made on such date at such place but may be made on the next succeeding day at such place which is not a day on which banking institutions are authorized or obligated by law to close, with the same force and effect as if made on the date for such payment, and no interest shall be payable in respect of any such delay.

Status of the Notes

The Notes will be direct, unconditional, unsecured and unsubordinated obligations of the Republic. The Notes will rank at least equally in right of payment, without any preference among themselves, with all of the Republic’s existing and future unsecured and unsubordinated External Indebtedness. See “Description of the Debt Securities—Status of Debt Securities” in the accompanying prospectus.

Redemption

The Republic may not redeem the Notes prior to maturity. At maturity, the Republic will redeem the Notes at par.

Purchase of Notes by the Republic

The Republic may at any time purchase or acquire any of the Notes in any manner and at any price. The Notes which are purchased or acquired by the Republic may, at the Republic’s discretion, be held, resold or surrendered to the fiscal agent for cancellation.

Governing Law

The Notes and the fiscal agency agreement will be governed by the laws of the State of New York. The laws of Korea will govern all matters governing the authorization, execution and delivery of the Notes and the fiscal agency agreement by Korea.

Notices

Notices will be mailed to holders of the Notes (which will be DTC’s nominee as long as the Notes are held in global form) at their registered addresses and shall be deemed to have been given on the date of such mailing. All notices to holders of the Notes will be published, if and so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such Exchange so require, in a daily newspaper of general circulation in Luxembourg. It is expected that such publication will be made in the Luxemburger Wort. If such publication is not practicable, notice will be validly given if made in accordance with the rules of the Luxembourg Stock Exchange.

Fiscal Agent

The duties of the fiscal agent will be governed by the fiscal agency agreement. The Republic may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent. The fiscal agent is the agent of the Republic, is not a trustee for the holders of the Notes and does not have the same responsibilities or duties to act for such holders as would a trustee.

Form and Registration

General

The Notes will be represented by one or more fully registered global notes, which will be deposited with a custodian for, and registered in the name of a nominee of, DTC. Except in the limited circumstances described under “—Certificated Notes” below, beneficial interests in the Notes will only be recorded by book-entry and owners of beneficial interests in the Notes will not be entitled to receive physical delivery of certificated notes representing the Notes.

Global Notes

Upon the issuance of the global notes, DTC or its nominee will credit, on its internal system, the respective principal amounts of the individual beneficial interests represented by such global notes to the accounts of persons who have accounts with DTC. Such accounts initially will be designated by or on behalf of the underwriters. Ownership of beneficial interests in a global note will be limited to persons (including Euroclear and Clearstream) who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of agent members (with respect to interests of persons other than participants).

So long as DTC or its nominee is the holder of a global note, DTC or its nominee, as the case may be, will be considered the holder of the Notes represented by such global note for all purposes under the fiscal agency agreement and the Notes. No beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with DTC’s applicable procedures (in addition to those under the Notes referred to in this prospectus supplement and, if applicable, those of Euroclear and Clearstream) unless the Republic issues certificated notes as described under “—Certificated Notes” below.

Investors may hold their interests in the global notes directly through DTC, if they are participants, or indirectly through organizations that are participants, including Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the global notes on behalf of their participants through their respective depositaries, which in turn will hold such interests in such global notes in customers’ securities accounts in the depositaries’ names on the books of DTC.

Payments of the principal of and interest on the global notes will be made to DTC or its nominee, as the holder of such global notes. None of the Republic, the underwriters or the fiscal agent will have any responsibility or liability for any aspect of the records relating to or payments made to an account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Republic expects that DTC or its nominee, upon receipt of any payment of principal of or interest on a global note held by it or its nominee, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. The Republic also expects that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices. Such payments will be the responsibility of such participants.

DTC will take any action permitted to be taken by a holder of the Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose DTC account interests in the global notes are credited, and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction.

Certificated Notes

The Republic will issue certificated notes in exchange for the global notes if:

•	DTC or any successor depositary notifies the Republic that it is unwilling or unable to continue as a depositary for such global notes or ceases to be a “clearing agency” registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

•	the Republic, in its sole discretion, executes and delivers to the fiscal agent an order that such global notes will be exchangeable into certificated notes.

The holder of a certificated note may transfer such certificated note by surrendering it at the office maintained for such purpose in the Borough of Manhattan, The City of New York, which initially will be the office of the fiscal agent.

CLEARANCE AND SETTLEMENT

The Republic has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream. The Republic accepts responsibility only for accurately extracting information from such sources. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will the Republic or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream

Like DTC, Euroclear and Clearstream hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of the Notes through DTC, Euroclear and Clearstream

The Republic will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may hold your beneficial interests in the global notes through Euroclear or Clearstream, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold their participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.

The Republic and the fiscal agent generally will treat the registered holder of the Notes, initially Cede & Co., as the absolute owner of the Notes for all purposes. Once the Republic and the fiscal agent make payments to the registered holder, the Republic and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including DTC, Euroclear, Clearstream and their respective participants, to exercise any of the rights granted to holders of Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants, or persons holding beneficial interests in the Notes through such participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the fiscal agency agreement or the Notes. Euroclear’s or Clearstream’s ability to take actions as holder under the Notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees and indemnity satisfactory to the fiscal agent for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Transfers Within and Between DTC, Euroclear and Clearstream

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the Notes among themselves in the ordinary way according to DTC rules. Participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream Participants

Participants in Euroclear and Clearstream will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

When the Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to receive the Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account, and the Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Notes to Euroclear or Clearstream, Euroclear or Clearstream will credit the Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream to pay for the Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the Notes. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Trading Between a Euroclear or Clearstream Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to credit the Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream participant selling the Notes has a line of credit with Euroclear or Clearstream and elects to be in debit for the Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream is possible using free-of-payment transfers to move the Notes, but funds movement will take place separately.

Finally, day traders who use Euroclear or Clearstream and who purchase Notes from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades will automatically fail unless one of three steps is taken:

•	borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream account, in accordance with the clearing system’s customary procedures;

•	borrowing the Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the Notes to be reflected in the Euroclear or Clearstream account in order to settle the sale side of the trade; or

•	staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.

UNDERWRITING

Relationship with the Underwriters

The Republic and the underwriters named below have entered into a Terms Agreement dated                         , 2004 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (Debt Securities) (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Barclays Bank PLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. are acting as representatives of the underwriters. Subject to the terms and conditions set forth in the Underwriting Agreement, the Republic has agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the following principal amounts of the Notes set out opposite its name below:

Name of underwriters	Principal Amount of Notes
Barclays Bank PLC	US$
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
ABN AMRO Inc.
CALYON
Credit Suisse First Boston LLC
Daewoo Securities Co., Ltd.
Daiwa Securities SMBC Europe
Goldman Sachs (Asia) L.L.C.
The Hongkong and Shanghai Banking Corporation Ltd.
Hyundai Securities Co., Ltd.
The Korea Development Bank
LG Investment & Securities
Samsung Securities Co., Ltd.
UBS Ltd.

Total	US$

The Underwriting Agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The Underwriting Agreement also provides that if an underwriter defaults, the purchase commitment of the non-defaulting underwriters may be increased or the offering of the Notes may be terminated.

The underwriters initially propose to offer part of the Notes directly to the public at the public offering price described on the cover page of this prospectus supplement and part of the Notes to certain brokers and dealers at a price that represents a concession not in excess of         % of the principal amount of the Notes. Any underwriter may allow, and any such brokers or dealers may reallow, a concession not in excess of         % of the principal amount of the Notes to certain other brokers and dealers. After the initial offering of the Notes, the underwriters may from time to time change the public offering price and other selling terms.

Any underwriter who is not registered as a broker-dealer with the Securities and Exchange Commission will not engage in any transaction related to the Notes with any U.S. person except as permitted by the Exchange Act.

The Notes are a new class of securities with no established trading market. The Republic has applied through its listing agent to the Luxembourg Stock Exchange for listing of, and permission to deal in, the Notes. The Republic cannot give any assurance that the application to the Luxembourg Stock Exchange will be approved. The underwriters have advised the Republic that they intend to make a market in the Notes. However, they are not obligated to do so, and they may discontinue any market-making activities with respect to the Notes at any time without notice. Accordingly, the Republic cannot assure you as to the liquidity of any trading market for the Notes.

The Republic has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute with respect to certain payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering, the underwriters may purchase and sell Notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over allotment involves sales of Notes in excess of the principal amount of Notes to be purchased by the underwriters in this offering, which creates a short position for the underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Luxembourg Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time, and must discontinue them after a limited period.

The amount of net proceeds is US$                 after deducting underwriting discounts but not estimated expenses. The total of the Republic’s expenses for this offering are estimated to be approximately US$                . The underwriters have agreed to pay or reimburse certain of the Republic’s expenses, estimated to be approximately US$                , incurred in connection with the offering of the Notes.

In the ordinary course of their respective businesses, some of the underwriters and/or their respective affiliates have engaged, and may in the future engage, in investment banking, commercial banking, advisory or other services for the Republic.

Delivery of the Notes

The Republic expects to make delivery of the Notes against payment for the Notes in same-day funds on or about                 , 2004, which will be the fifth business day following the date of this prospectus supplement. Under Rule 15c6-1 promulgated under the Exchange Act, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on the date of this prospectus supplement or the next succeeding business day, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions

Korea

The Notes have not been offered, sold or delivered, and will not be offered, sold or delivered, directly or indirectly, to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations. Any securities dealer to whom the Notes are sold will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

United Kingdom

All applicable provisions of The Financial Services and Market Act of 2000 with respect to anything done by an underwriter in relation to the Notes in, from or otherwise involving the United Kingdom have been, and will be, complied with.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan and have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except:

•	pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan; and

•	in compliance with the other relevant laws of Japan.

Hong Kong

No advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, has been or will be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

This prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act 2001 of Singapore (the “SFA”). Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than:

•	to an institutional investor or other person specified in Section 274 of the SFA;

•	to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Netherlands

The Notes may not be offered, transferred, delivered or sold, whether directly or indirectly, to any individual or legal entity in the Netherlands as part of the initial distribution or at any time thereafter, other than to individuals or legal entities who, or which, trade or invest in securities in the conduct of their profession or trade (which includes banks, brokers, dealers, asset management companies, investment funds, insurance companies, pension funds, other institutional investors and treasury departments of large commercial enterprises).

Italy

The offering of the Notes has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa) (“CONSOB”) pursuant to Italian securities legislation and, accordingly, the Notes may not be offered, sold or delivered, nor may copies of the prospectus supplement, the accompanying prospectus or any other document relating to the Notes or the offering be distributed in Italy, other than to professional investors (investitori professionali), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998 (“ CONSOB Regulation No. 11522”), or in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Services Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the Notes or distribution of copies of the prospectus supplement, the accompanying prospectus or any other documents relating to the Notes or the offering in Italy will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be:

(i)	made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), CONSOB Regulation No. 11522, and any other applicable laws and regulations;

(ii)	in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy, pursuant to which the issue or the offer of securities in Italy is conditioned upon obtaining authorization from the Bank of Italy; and

(iii)	in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

LEGAL MATTERS

The validity of the Notes is being passed upon for the Republic by Simpson Thacher & Bartlett LLP, New York, New York, and by Kim & Chang, Seoul, Korea. Certain legal matters will also be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York, and by Bae, Kim & Lee, Seoul, Korea. In giving their opinions, Simpson Thacher & Bartlett LLP and Cleary, Gottlieb, Steen & Hamilton may rely as to matters of Korean law upon the opinions of Kim & Chang and Bae, Kim & Lee, and Kim & Chang and Bae, Kim & Lee may rely as to matters of New York law upon the opinions of Simpson Thacher & Bartlett LLP and Cleary, Gottlieb, Steen & Hamilton.

GENERAL INFORMATION

The issue of the Notes has been authorized by the National Assembly pursuant to a resolution adopted on                     , 200        .

The Republic is not involved in any litigation, arbitration or administrative proceedings that are material in the context of the issue of the Notes and are not aware of any such litigation, arbitration or administrative proceedings whether pending or threatened.

Other than as disclosed in this prospectus supplement and the accompanying prospectus, there has been no material adverse change in the financial position or affairs of Korea since December 31, 2003.

The Republic has not appointed a Luxembourg paying or transfer agent with respect to the Notes. The Republic has agreed to appoint such an agent in Luxembourg if Notes in definitive form are issued in the limited circumstances set forth in the accompanying prospectus under “Description of the Debt Securities—Global Securities” and in this prospectus supplement under “Description of the Notes—Form and Registration—Certificated Notes” and in such an event, publication of such appointment will be made as set forth in this prospectus supplement under “Description of the Notes—Notices.” In the event Notes in definitive form are issued, such Notes may be transferred at the office of the Luxembourg transfer agent so appointed. Pending such appointment, The Bank of New York Europe Limited, the Republic’s Luxembourg listing agent, will act as intermediary in Luxembourg between holders of Notes and the Republic.

The registration statement with respect to the Republic and the Notes has been filed with the Securities and Exchange Commission in Washington, D.C. under the Securities Act. Additional information concerning the Republic and the Notes is contained in the registration statement and amendments to such registration statement, including their various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549.

Copies of the registration statement, including amendments to such registration statement, referred to under “Further Information” in the accompanying prospectus, and the fiscal agency agreement and the Underwriting Agreement, as exhibits to such registration statement, will be available for inspection at, and copies of economic reports produced by the Government may be obtained from, the offices of The Bank of New York (Luxembourg) S.A., presently located at Aerogolf Centre, 1A, Hoechenhof, L-1736 Senningerberg, Luxembourg, during normal business hours on any weekday for so long as the Notes are listed on the Luxembourg Stock Exchange.

The Notes have been accepted for clearance through DTC, Euroclear and Clearstream (Common Code:                     ; ISIN:                     ; CUSIP:                     ).

The information in this preliminary prospectus is not complete and may be changed. The Republic may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and the Republic is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, dated             , 2004

The Republic of Korea

US$5,000,000,000

Debt Securities

The Republic may offer up to US$5,000,000,000 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The debt securities will be direct, unconditional, unsecured and unsubordinated obligations of the Republic and will at all times rank at least equally with all other unsecured and unsubordinated external indebtedness of the Republic.

The Republic will provide specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to make offers or sales of debt securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2004.

CERTAIN DEFINED TERMS AND CONVENTIONS

Unless the context otherwise requires, all references to “Korea” or the “Republic” contained in this prospectus are to The Republic of Korea. All references to the “Government” are to the government of Korea.

Unless otherwise indicated, all references to “won”, “Won” or “(Won)” contained in this prospectus are to the currency of Korea, and references to “U.S. dollars”, “Dollars”, “dollars”, “$” or “US$” are to the currency of the United States of America.

The fiscal year of the Republic ends on December 31 of each year. The fiscal year ended December 31, 2003 is referred to in this prospectus as “2003”, and other fiscal years are referred to in a similar manner.

Totals in some tables in this prospectus may differ from the sum of the individual items in those tables due to rounding.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the debt securities will become part of the Foreign Exchange Stabilization Fund established and managed under the Korean Foreign Exchange Transaction Act. The Foreign Exchange Stabilization Fund is used for:

•	selling and purchasing foreign currencies;

•	depositing or lending to The Bank of Korea, foreign governments, foreign central banks or other financial institutions inside and outside Korea;

•	guaranteeing debt incurred by The Bank of Korea, Korean institutions authorized to engage in foreign exchange business or foreign financial institutions in connection with foreign currency transactions; and

•	temporarily paying on behalf of the Government, foreign currency debt incurred by Korean institutions authorized to engage in foreign exchange business and guaranteed by the Government until payment is made by the Government using a contingency fund or supplementary budget.

THE REPUBLIC OF KOREA

Land and History

Territory and Population

Located generally south of the 38th parallel on the Korean peninsula, The Republic of Korea covers about 38,000 square miles, approximately one-fourth of which is arable. The Republic has a population of approximately 48 million people. The country’s largest city and the current capital, Seoul, has a population of about 11 million people.

Political History

Dr. Rhee Syngman, who was elected president in each of 1948, 1952, 1956 and 1960, dominated the years after the Republic’s founding in 1948. Shortly after President Rhee’s resignation in 1960 in response to student-led demonstrations, a group of military leaders headed by Park Chung Hee assumed power by coup. The military leaders established a civilian government, and the country elected Mr. Park as President in October 1963. President Park served as President until his assassination in 1979 following a period of increasing strife between the Government and its critics. The Government declared martial law and formed an interim government under Prime Minister Choi Kyu Hah, who became the next President. After clashes between the Government and its critics, President Choi resigned, and General Chun Doo Hwan, who took control of the Korean army, became President in 1980.

In late 1980, the country approved, by national referendum, a new Constitution providing for indirect election of the President by an electoral college and for certain democratic reforms and shortly thereafter, in early 1981, re-elected President Chun. Responding to public demonstrations in 1987, the legislature revised the Constitution to provide for direct election of the President. In December 1987, Roh Tae Woo won the Presidency by a narrow plurality, after opposition parties led by Kim Young Sam and Kim Dae Jung failed to unite behind a single candidate. In February 1990, two opposition political parties, including the one led by Kim Young Sam, merged into President Roh’s ruling Democratic Liberal Party.

In December 1992, the country elected Kim Young Sam as President. The election of a civilian and former opposition party leader considerably lessened the controversy concerning the legitimacy of the political regime. President Kim’s administration reformed the political sector and deregulated and internationalized the Korean economy.

In December 1997, the country elected Kim Dae Jung as President. President Kim’s party, the Millennium Democratic Party (formerly known as the National Congress for New Politics), formed a coalition with the United Liberal Democrats led by Kim Jong Pil, with Kim Jong Pil becoming the first prime minister in President Kim’s administration. The coalition, which temporarily ended before the election held in April 2000, continued with the appointment of Lee Han Dong of the United Liberal Democrats as the Prime Minister in June 2000. The coalition again ended in September 2001.

In December 2002, the country elected Roh Moo Hyun as President. President Roh began his term on February 25, 2003. The Roh administration announced that its key policy priorities would include:

•	pursuing a flexible macroeconomic policy mix to ensure stable economic growth through balanced growth in domestic demand and exports;

•	nurturing emerging industries, encouraging research and development, and improving logistical infrastructure to maximize economic growth potential;

•	expanding the economic participation of women and the elderly, while establishing a sustainable social welfare system that is consistent with recent socio-economic progress;

•	continuing structural reforms that will result in a transparent, market-driven economy;

•	continuing with cooperation between Korea and Democratic People’s Republic of Korea, or North Korea; and

•	continuing with efforts to resolve the North Korea nuclear issue peacefully through various diplomatic channels.

President Roh and his supporters left the Millennium Democratic Party in 2003 and a new party, the Uri Party, was formed.

On March 12, 2004, the National Assembly passed a motion to impeach President Roh Moo Hyun on a charge of illegal campaigning in explicit support of the Uri Party ahead of the national parliamentary election held in April 2004. On May 14, 2004, the Constitutional Court of Korea ruled to dismiss the impeachment case against President Roh, and his powers, suspended upon the National Assembly’s motion, were fully restored.

Government and Politics

Government and Administrative Structure

Governmental authority in the Republic is centralized and concentrated in a strong presidency. The President is elected by popular vote and can only serve one term of five years. The President chairs the State Council, which consists of the prime minister, the deputy prime ministers, the respective ministers of Government ministries and the ministers of state. The President can select the members of the State Council and appoint or remove all other Government officials, except for elected local officials.

The President can veto new legislation and take emergency measures in cases of natural disaster, serious fiscal or economic crisis, state of war or other similar circumstances. The President must promptly seek the concurrence of the National Assembly for any emergency measures taken and failing to do so automatically invalidates the emergency measures.

The National Assembly exercises the country’s legislative power. The Constitution and the Election for Public Offices and Election Malpractice Prevention Act provide for the direct election of about 81% of the members of the National Assembly and the distribution of the remaining seats proportionately among parties winning more than five seats in the direct election and receiving over 3% of the popular vote. National Assembly members serve four-year terms. The National Assembly enacts laws, ratifies treaties and approves the national budget. The executive branch drafts most legislation and submits it to the National Assembly for approval.

The country’s judicial branch comprises the Supreme Court, the Constitutional Court and lower courts of various levels. The President appoints the Chief Justice of the Supreme Court and appoints the other Justices of the Supreme Court upon the recommendation of the Chief Justice. All appointments to the Supreme Court require the consent of the National Assembly. The Chief Justice, with the consent of the other Supreme Court Justices, appoints all the other judges in Korea. Supreme Court Justices serve for six years and all other judges serve for ten years. Other than the Chief Justice, justices and judges may be reappointed to successive terms.

The President formally appoints all nine judges of the Constitutional Court, but three judges must be designated by the National Assembly and three by the Chief Justice of the Supreme Court. Constitutional Court judges serve for six years and may be reappointed to successive terms.

Administratively, the Republic comprises nine provinces and seven cities with provincial status: Seoul, Busan, Daegu, Inchon, Gwangju, Daejon and Ulsan. From 1961 to 1995, the national government controlled the provinces and the President appointed provincial officials. Local autonomy, including the election of provincial officials, was reintroduced in June 1995.

Political Organizations

The 17th legislative general election was held on April 15, 2004 to elect 299 National Assembly members and Uri Party, which is the current ruling party, gained a majority in the National Assembly. Currently, there are two main political parties, Uri Party and the Grand National Party (“GNP”).

As of May 17, 2004, the date of commencement of the current term of the National Assembly, the parties controlled the following numbers of seats in the National Assembly:

	Uri	GNP	Others	Total
Number of Seats	152	121	26	299

There has been no change in the numbers of seats controlled by the parties as of the date of this prospectus.

Relations with North Korea

Relations between the Republic and North Korea have been tense over most of the Republic’s history. The Korean War, which took place between 1950 and 1953, began with the invasion of the Republic by communist forces from North Korea and, following a military stalemate, an armistice was reached establishing a demilitarized zone monitored by the United Nations in the vicinity of the 38th parallel.

North Korea maintains a regular military force estimated at more than 1,000,000 troops, mostly concentrated near the northern border of the demilitarized zone. The Republic’s military forces, composed of approximately 690,000 regular troops and almost 3.1 million reserves, maintain a state of military preparedness along the southern border of the demilitarized zone. The United States currently maintains approximately 37,500 troops in the Republic. In June 2004, the government of the United States proposed plans to withdraw approximately one-third of the 37,500 troops it has stationed in the Republic by the end of 2005. However, details regarding the timing and other aspects of the proposed reduction in U.S. troops are not yet finalized and talks between the governments of the United States and the Republic are ongoing.

Over the last few years, relations between the Republic and North Korea have generally improved, despite occasional difficult periods, such as the June 1999 and June 2002 incidents during which several North Korean naval ships intruded on the northern boundary of the Republic’s territorial waters, resulting in a series of hostile naval clashes, and the events relating to North Korea’s nuclear program described below. The Government believes that the general improvement in relations between the Republic and North Korea in the last several years has stemmed from expectations of increased economic cooperation. Trade between the two Koreas, which totaled US$287 million in 1995, increased to US$724 million in 2003. In November 1998, the Hyundai Group began operating tours for South Koreans to visit the Mount Kumgang region of North Korea after reaching an agreement for such tours with the North Korean government. In June 2000, then-President Kim Dae Jung met with North Korea’s leader Kim Jong-Il in Pyongyang, North Korea. This was the first summit meeting between the leaders of the Republic and North Korea since the nation was divided in 1945. After four rounds of discussions, the summit meeting resulted in the joint announcement by then-President Kim Dae Jung and North Korea’s leader Kim Jong-Il that the two nations had reached an accord to promote: (1) the autonomous pursuit of unification; (2) the reunion of separated families; (3) the promotion of economic cooperation and exchange in various fields; and (4) the continuation of dialogue to implement the accord. Since the summit, 14 rounds of ministerial talks have been held through July 2004.

The level of tension between the two Koreas, as well as between North Korea and the United States, has increased as a result of North Korea’s admission in October 2002 to the maintenance of a nuclear weapons program in breach of the peace accord executed in October 1994, in response to which the United States, Japan, the Republic and the European Union (which became party to the 1994 accord in November 2002) decided to suspend shipments of oil to North Korea called for by the 1994 accord and reiterated their demands for the dismantling of North Korea’s nuclear weapons program. Following the suspension of oil shipments, North Korea removed seals and surveillance equipment from its main nuclear complex, the Yongbyon nuclear power plant, and evicted nuclear inspectors from the United Nations International Atomic Energy Agency, or the IAEA, in December 2002, and has reportedly reactivated a reactor at its Yongbyon nuclear power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, refusing to abandon its nuclear power and arms program unless the United States were to execute a non-aggression pact. In February 2003, the IAEA referred the nuclear issue to the United Nations Security Council. In an effort to secure a peaceful negotiated resolution to these events, the two Koreas continue to hold ministerial talks. In April 2003, the United States, North Korea and China held tripartite discussions in an effort to resolve issues relating to North Korea’s nuclear weapons program, during which North Korea reportedly admitted that it had already successfully developed nuclear weapons. Although both President Roh of the Republic and President Bush of the United States have pledged their support in principle to a peaceful resolution of the situation, there can be no assurance that the level of tension will not escalate and that such escalation will not have a material adverse impact on the Republic’s economy or its ability to obtain future funding. In August 2003, representatives of the Republic, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated a further round of negotiations may take place in the future and, in February 2004, six-party talks resumed in Beijing, China. Again, the talks concluded without resolution, but the six parties promised to push ahead the peace forum, agreeing in principle to hold the third round of talks in Beijing and to set up a working group in preparation for the plenary meeting. In June 2004, the third round of the six-party talks was held in Beijing which ended with an agreement by the parties to hold further talks by the end of September 2004.

Over the longer term, reunification of the two Koreas could occur. Reunification may entail a significant economic commitment by the Republic.

Foreign Relations and International Organizations

The Republic maintains diplomatic relations with most nations of the world, most importantly with the United States with which it entered into a mutual defense treaty and several economic agreements. The Republic also has important relationships with Japan and China, its largest trading partners after the United States.

The Republic belongs to a number of supranational organizations, including:

•	the International Monetary Fund, or the IMF;

•	the World Bank;

•	the Asian Development Bank, or the ADB;

•	the Multilateral Investment Guarantee Agency;

•	the International Finance Corporation;

•	the International Development Association;

•	the African Development Bank;

•	the European Bank for Reconstruction and Development;

•	the Bank for International Settlements; and

•	the World Trade Organization, or the WTO.

In September 1991, the Republic and North Korea became members of the United Nations. During the 1996 and 1997 sessions, the Republic served as a non-permanent member of the United Nations Security Council.

In March 1995, the Republic applied for admission to the Organization for Economic Cooperation and Development, or the OECD, which the Republic officially joined as the twenty-ninth regular member in December 1996.

New Administrative Capital

The present administration under President Roh Moo Hyun is taking steps to relocate the administrative capital of the Republic from Seoul to the Yeonki/Kongju region in the Chungcheong province, under the Special Act on Construction of New Administrative Capital and the Presidential Decree on this Act, both of which became effective in April 2004. The site for the new administrative capital was announced on August 11, 2004. Infrastructure layout and the construction of government buildings are scheduled to begin in the second half of 2007, and the official relocation of the administrative facilities is scheduled to commence in 2012. Certain groups, including members of the opposition parties, have raised objections over significant relocation costs and the need for a more deliberative process on the merits of relocation.

The Economy

Economic Developments since 1997

In 1997 and 1998, a number of developments described below adversely affected the Korean economy. Korean companies, including the conglomerates known as “chaebols” that dominate the Korean economy, banks and other financial institutions struggled financially, and a significant number of them failed. Factors that contributed to the financial difficulties included excessive investment by Korean companies and high levels of debt, including debt denominated in foreign currencies, incurred by Korean companies. The economic difficulties of certain Southeast Asian countries beginning in 1997 also contributed to Korea’s problems. During this period, the Republic experienced significant depreciation of the Won, increases in interest rates and volatile stock prices, as well as reductions in its foreign currency reserves and reduced liquidity in the economy. Reflecting these factors, in 1998, GDP contracted by 6.9% at constant market prices, the inflation rate rose to 7.5% from 4.4% in 1997 and the unemployment rate rose to 7.0% from 2.6% in 1997.

However, the Korean economy recovered after 1998 and achieved an increase in GDP of 9.5% in 1999 at constant market prices. In addition, the Republic recorded a trade surplus of US$23.9 billion in 1999 as the Republic’s economic recovery led to a 28.4% increase in imports and a 8.6% increase in exports. The Republic recorded GDP growth of 8.5% and a trade surplus of US$11.8 billion in 2000, GDP growth of 3.8% and a trade surplus of US$9.3 billion in 2001 and GDP growth of 7.0% and a trade surplus of US$10.3 billion in 2002. At the same time, inflation has been managed at relatively low levels of 0.8% in 1999, 2.3% in 2000, 4.1% in 2001 and 2.7% in 2002. Moreover, the unemployment rate has continued to decrease in each year since 1998, to 6.3% in 1999, 4.1% in 2000, 3.8% in 2001 and 3.1% in 2002. Based on preliminary data, the Republic’s GDP grew approximately 3.1% in 2003. In 2003, the Republic recorded a trade surplus of US$15.0 billion, the inflation rate was 3.6% and the unemployment rate was 3.4%. Based on preliminary data, in the first half of 2004, the Republic’s GDP grew approximately 5.4%, the Republic recorded a trade surplus of US$15.3 billion, the inflation rate was 3.3%. In the first half of 2004, the unemployment rate was 3.6%.

The following table sets forth information regarding certain of the Republic’s key economic indicators for the periods indicated.

	As of or for the year ended December 31,
	1997		1998		1999		2000		2001		2002		2003
	(billions of dollars and trillions of won, except percentages)
GDP Growth(1)		4.7%		(6.9)%		9.5%		8.5%		3.8%		7.0%		3.1	%(2)
Inflation		4.4%		7.5%		0.8%		2.3%		4.1%		2.7%		3.6%
Unemployment(3)		2.6%		7.0%		6.3%		4.1%		3.8%		3.1%		3.4%
Trade Surplus		$(8.5)		$39.0		$23.9		$11.8		$9.3		$10.3		$15.0
Foreign Currency Reserves		$20.4		$52.0		$74.1		$96.2		$102.8		$121.4		$155.4	(2)
External Liabilities(4)		$174.2		$163.8		$152.9		$148.5		$130.8		$144.0		$160.9	(2)
Fiscal Balance	(Won)	(7.0)	(Won)	(18.8)	(Won)	(13.1)	(Won)	6.5	(Won)	7.3	(Won)	22.7	(Won)	8.1	(2)

(1)	At constant market prices.
(2)	Preliminary.
(3)	Average for year.
(4)	Starting from June 2003, the total external liabilities of the Republic are calculated under criteria published in a compilation by nine international organizations including the IMF and the World Bank in 2003. Prior to June 2003, the Republic had calculated its total external debt using criteria agreed with the IMF during the financial crisis at the end of 1997. See “The Republic of Korea—Debt—External Debt” for a description of the changes in the criteria. Under the old criteria, the total external liabilities of the Republic were as follows as of the dates indicated:

	December 31,
	1997	1998	1999	2000	2001	2002
	(billions of dollars)
External Liabilities	159.2	148.7	137.1	131.7	118.8	131.0

Source: Monthly Bulletin, June 2004; The Bank of Korea.

The Republic’s economic and financial difficulties in 1997 and 1998 and its subsequent recovery are described in more detail below.

Financial Condition of Korean Companies

Beginning in early 1997, a significant number of Korean companies, including member companies of chaebols, experienced financial difficulties due to excessive investment in some industries, weak export performances and high levels of debt and foreign currency exposure. In addition, the widespread practice of cross guarantees among member companies of chaebols meant that the difficulties of financially weaker companies threatened the financially stronger companies as well. The reluctance and reduced ability of banks to renew or extend additional credit exacerbated these problems.

Beginning in early 1997, a number of Korean companies failed, including companies in the Hanbo Group, the Sammi Group, the Kia Group, the Jinro Group, the Dainong Group, the Ssang Bang Wool Group, the New Core Group, the Tae-il Precision Group and the Halla Group. The series of major corporate failures in 1997 and 1998 contributed to increases in the Republic’s unemployment rate, which rose to 8.5% as of January 31, 1999, but decreased to 3.1% as of December 31, 2002 due in large part to the Republic’s economic recovery during the period. In 2003, the unemployment rate was 3.4%. In the first half of 2004, the unemployment rate was 3.6%.

In August 1999, Korean creditor financial institutions of the Daewoo Group agreed to enter into voluntary workout programs for twelve companies of the Daewoo Group. By the end of March 2000, these creditors approved the workout programs, which included spin-offs of certain Daewoo Group companies, debt-for-equity swaps, deferrals of principal and interest payments, reduction of interest rates and provision of new credits by existing creditors. In addition, by March 2000, The Korea Asset Management Corporation, or KAMCO, reached an agreement in principle with foreign creditor financial institutions of certain Daewoo Group companies to purchase the creditors’ claims. An offer to purchase the claims of foreign creditors was commenced in May 2000, and approximately US$3.9 billion, or over 90% of eligible claims, was purchased by KAMCO by October 2000. By December 2000, Daewoo Corporation and Daewoo Heavy Industries Ltd. spun off their respective operations to newly established operating companies pursuant to their workout programs. By December 2002, nine Daewoo Group companies, including Daewoo Engineering & Construction Co., Ltd. and Daewoo International Corporation, which were spun-off from Daewoo Corporation and Daewoo Shipbuilding & Marine Engineering Co., Ltd., respectively, and Daewoo Heavy Industries & Machinery, Ltd., which was spun-off from Daewoo Heavy Industries, exited from their respective workout programs. Daewoo Corporation and Daewoo Heavy Industries are currently in the process of liquidation. The workout programs for the remaining four Daewoo Group companies are ongoing. Further, Daewoo Motor Co., Ltd., Korea’s second-largest automobile manufacturer, went under court receivership in November 2000 after it failed to obtain additional loans from its main creditor banks and defaulted on its short-term payment obligations. As the key element of the restructuring of Daewoo Motor, GM-Daewoo Auto and Technology, or GMDAT, was established in August 2002 pursuant to a master agreement between General Motors Corporation, or GM, and certain creditors of Daewoo Motor. In October 2002, GMDAT acquired certain assets of Daewoo Motor, and GMDAT commenced operation as a result of a final agreement reached by GM and the creditors. According to the master agreement, GM and GM’s affiliates ultimately will own 67% of GMDAT and the creditors will own the remaining 33%. Pursuant to an agreement between GM and the creditors, the creditors agreed to extend US$2 billion in additional loans to GMDAT, of which certain creditors, including Woori Bank, Chohung Bank, Korea Exchange Bank and the Korea Development Bank, which is wholly owned by the Government, have agreed to provide loans to GMDAT at market interest rates and trade finance facilities in the aggregate amount of US$1.25 billion, including US$750 million in loans from the Korea Development Bank.

In addition to the uncertainties surrounding the prospects of restructuring the Daewoo Group companies discussed above, the possibility of financial difficulties for other conglomerates as well as Korean financial institutions may negatively affect the Korean economy. For example, the Hyundai Group has reportedly been struggling with its indebtedness, reported to amount to approximately US$30 billion, and Hyundai Group’s Hyundai Engineering & Construction Co., Ltd. and Hynix Semiconductor Inc. (formerly known as Hyundai Electronics Industries Co., Ltd. and disaffiliated from Hyundai Group since June 2001) have been reported to be experiencing liquidity problems. In March, May and September 2001, creditor financial institutions of the Hyundai Group agreed to provide financial assistance by way of additional loans, extensions on maturities of various outstanding payment obligations, debt-for-equity swap transactions, guarantees of repayment obligations of overseas borrowings and injections of additional capital into the Hyundai Group companies. In addition, the Korea Development Bank established the “Fast Track Debenture Program” to support the corporate debenture market. Hyundai Engineering & Construction and Hynix Semiconductor were selected as companies to be included in this program, which commenced in January 2001 and ended in January 2002. Under this bond purchase program, selected companies became eligible to refinance through the Korea Development Bank up to 80% of the principal amount of their debentures maturing in 2001 through the issuance of new debentures to the Korea Development Bank at market interest rates.

Despite a US$1.25 billion equity offering completed in June 2001, Hynix Semiconductor continued to have financial difficulties. In October 2001, creditor financial institutions of Hynix Semiconductor decided to subject it to the Corporate Restructuring Promotion Act, which became effective in September 2001. The Corporate Restructuring Promotion Act allows creditor financial institutions of a troubled company to freeze and reschedule its debts (including provision of new credits) upon a resolution by creditors representing at least 75% of the entire claims amount, as part of efforts to sustain its operations. In June 2002, the creditor financial institutions converted (Won)3.1 trillion in principal amount of Hynix Semiconductor convertible bonds into equity. As a result, the creditor financial institutions now control Hynix Semiconductor. The creditor financial institutions are reportedly considering a wide range of options with respect to Hynix Semiconductor. In November 2002, an agreement was signed among Hynix Semiconductor, Hyundai Display Technology, Inc. (a subsidiary of Hynix Semiconductor) and Beijing Orient Electronics Group with respect to the sale of Hyundai Display Technology’s TFT-LCD business for US$380 million. The creditor financial institutions of Hynix Semiconductor agreed to extend US$180 million in loans to Beijing Orient Electronics Group in connection with its acquisition of the TFT-LCD business. The extension of the loans and closing of the sale and purchase of the TFT-LCD business was completed in January 2003. In December 2002, the creditor financial institutions of Hynix Semiconductor approved a plan that includes a 21:1 reverse stock split followed by a (Won)1.9 trillion debt-for-equity swap and a rollover to the end of 2006 of (Won)3.0 trillion of Hynix Semiconductor’s debt. The plan subsequently was approved by Hynix Semiconductor’s board of directors in January 2003. The reverse stock split was consummated in March 2003 and the debt-for-equity swap was consummated in April 2003. In June 2004, Hynix Semiconductor entered into a business transfer agreement to sell its non-memory unit to a consortium of investors led by Citigroup Venture Capital for approximately (Won)954 billion. In July 2004, Hynix Semiconductor’s shareholders approved the transaction. However, in the weeks following shareholder approval of the sale, certain dissenting shareholders exercised their appraisal rights to redeem their shares for cash at (Won)11,376 per share, the share value appraised based on the company’s then-current stock prices pursuant to applicable regulations. In August 2004, Hynix Semiconductor filed an appeal with the Financial Supervisory Commission requesting adjustment to the compensation price to be paid to dissenting shareholders which was rejected by the Financial Supervisory Commission. Hynix Semiconductor posted a public notice that it intends to proceed with the sale of its non-memory unit as agreed in the business transfer agreement, although the aggregate compensation to be paid to the dissenting shareholders exceeded the amount estimated in the business transfer agreement.

In March 2003, the principal creditor banks of SK Networks Co., Ltd., formerly known as SK Global Co., Ltd., commenced corporate restructuring proceedings against SK Networks after the company admitted that it had falsified its financial statements. The Korean financial markets had been adversely affected as a result. On October 27, 2003, SK Networks and its overseas subsidiaries completed the final major step in the restructuring of indebtedness of SK Networks and its overseas subsidiaries, including (i) the purchase of approximately $540 million of the $563 million of total indebtedness of its overseas subsidiaries held by non-Korean institutions (the “Foreign Exchange”); (ii) the purchase or inclusion in the restructuring plan of SK Networks under the Corporate Restructuring Promotion Act of all of the approximately $126 million of indebtedness of its overseas subsidiaries held by Korean institutions (the “Korean Exchange”); and (iii) the entering into of the Memorandum of Understanding on the Corporate Restructuring Implementation in respect of the restructuring of the approximately $1.7 billion of indebtedness of SK Networks. The Foreign Exchange provided for the assignment to SK Networks of indebtedness of its subsidiaries held by the participating creditors in exchange for 43% of the principal amount in promissory notes and 5% of the principal amount in the form of bonds with warrants. Concurrent with the Foreign Exchange, all of the indebtedness of SK Networks and its overseas subsidiaries held by Korean financial institution creditors was resolved either through the Korean Exchange (on the same basic economic terms as the Foreign Exchange) or in accordance with the Memorandum of Understanding on the Corporate Restructuring Implementation, entered into on October 27, 2003. Under the Memorandum of Understanding on the Corporate Restructuring Implementation, all of the indebtedness of SK Networks held by the Korean financial institution creditors was converted into shares of common stock, redeemable preferred stock and mandatory convertible bonds of SK Networks. SK Corp., which is the parent company of SK Networks, also converted approximately $760 million of its claims against SK Networks into the shares of common stock of SK Networks in connection with the Memorandum of Understanding on the Corporate Restructuring Implementation.

As of June 30, 2003, Hanaro Telecom, Inc., Korea’s second largest Internet broadband service provider, had (Won)1.7 trillion in outstanding debt, (Won)300 million of which was due to mature by the end of 2003. On October 21, 2003, shareholders of Hanaro Telecom voted to sell a 39.6% controlling interest in the company to a consortium of investors led by American International Group, Inc., or AIG, and Newbridge Capital, Inc. for approximately $1.1 billion. Hanaro Telecom received a payment of $1.1 billion on October 31, 2003.

Commencing in the second half of 2003, LG Card Co., Ltd., Korea’s largest credit card company in terms of both number of credit card holders and charge volume, has been experiencing significant liquidity and asset quality problems. In November 2003, creditors of LG Card agreed to provide a new (Won)2 trillion credit facility, secured by credit card receivables, to enable LG Card to resume cash operations. Certain of LG Card’s creditors also agreed to extend the maturity of a portion of LG Card’s debt coming due in 2003 for one year after the chairman of LG Group pledged his personal stake in LG Corp. (the group holding company), LG Investment & Securities and LG Card as collateral to offset future losses of LG Card.

After the failure to auction LG Card to a buyer in December 2003, the principal creditors of LG Card agreed to a rescue plan in January 2004 under which the Korea Development Bank would acquire a 25% (subsequently adjusted to 26%) interest in LG Card and the other creditors would collectively acquire a 74% (subsequently adjusted to 73%) ownership interest following the completion of the debt-for-equity swaps in 2004. In addition, the creditors agreed to form a normalization steering committee for LG Card to oversee LG Card’s business operations. An extraordinary shareholders’ meeting was held in March 2004 to elect a new chief executive officer and directors nominated by the committee.

As part of the rescue plan, in February 2004, the creditors exchanged indebtedness of (Won)954 billion for shares constituting 54.8% of the outstanding share capital of LG Card and extended (Won)1,590 billion of new loans to LG Card, to be converted into equity after a capital write-down. LG Group also provided an additional (Won)800 billion and (Won)375 billion to LG Card in February and March 2004, respectively (in addition to a (Won)200 billion capital contribution made in December 2003), and the Korea Development Bank provided (Won)125 billion in cash to LG Card in March 2004. In May 2004, LG Group completed a 43.4-to-1 capital write-down, which resulted in its ownership interest in LG Card being reduced to less than 1%. In July 2004, the creditors exchanged indebtedness of (Won)2,546 billion for equity. The second debt-equity swap amount of (Won)2,546 billion constituted the remaining existing and newly extended loans given to LG Card but reserved for swap into equity by creditor institutions. With the latest conversion, creditors owned nearly 100% of LG Card.

The Government and the private sector have worked together to implement major reforms in the corporate sector. As part of the corporate sector response to the financial crisis, all forms of mergers and acquisitions, including hostile takeovers, were liberalized in May 1998. The Government also required each of the 64 largest chaebols to agree upon capital structure improvement plans with its lead creditor banks in 1998. These plans specified annual debt to equity ratio targets for each chaebol, identified its core business area and established divestiture plans for companies outside its core business areas.

As a result, the average numbers of affiliates of chaebols decreased significantly since 1997 and the debt to equity ratio of listed companies, excluding financial institutions, improved significantly from 271.4% at the end of 1997 to 99.3% at the end of 2003. In addition, laws and regulations progressively limiting, and eventually eliminating, the provision of cross guarantees among chaebol affiliates were implemented.

Financial Condition of Korean Banks and Other Financial Institutions

The capital adequacy and liquidity of most Korean banks and other financial institutions have been adversely affected by the financial difficulties of corporate borrowers, high levels of short-term foreign currency borrowings from foreign financial institutions and the consideration of non-market oriented factors in making lending decisions.

In late 1997 and 1998, the Government ordered the closing of many financial institutions with serious financial difficulties. In addition, the Government became the controlling shareholder of four large commercial banks, Seoul Bank, Korea First Bank, Woori Bank and Chohung Bank, by recapitalizing them. In December 1999, the Government sold a controlling interest in Korea First Bank to Newbridge Capital, and subsequently, the Government sold its interest in Seoul Bank to Hana Bank and Hana Bank merged Seoul Bank into it in December 2002. The newly merged entity formed the Republic’s third largest commercial bank in terms of total assets. In January 2003, Shinhan Financial Group Co., Ltd. was selected by the Public Fund Oversight Committee as the preferred bidder with respect to the sale of the Chohung Bank shares owned by the Government. In July 2003, the

Government agreed to sell a controlling interest in Chohung Bank to Shinhan Financial Group and in August 2003, Shinhan Financial Group completed its acquisition of the Chohung Bank shares.

Further, to enhance the competitiveness of the Republic’s financial institutions, the Government passed a law in October 2000 permitting the establishment of financial holding companies. Pursuant to such legislation, the Government formed Woori Finance Holdings Co., Ltd., a financial holding company, of which the Government is currently the controlling shareholder and whose holdings include Woori Bank and several other Korean financial institutions. In September 2001, Shinhan Financial Group was formed as a financial holding company whose current holdings include Shinhan Bank, Chohung Bank and several other financial institutions.

Korean banks have also pursued mergers and acquisitions. A merger between H&CB and Kookmin Bank was completed in October 2001, and the merged entity became the largest bank in the Republic in terms of total assets. Additionally, the merger of Hana Bank and Seoul Bank in December 2002 and the acquisition of Chohung Bank by Shinhan Financial Group in August 2003 followed as described above. In August 2003, Lone Star Funds, an investment firm based in the United States, agreed to buy a 51% stake in Korea Exchange Bank for approximately (Won)1.4 trillion. In October 2003, Lone Star Funds completed its (Won)1.07 trillion payment for new common shares of Korea Exchange Bank and paid an additional (Won)308.3 billion to acquire existing shares of Korea Exchange Bank held by each of Commerzbank, formerly Korea Exchange Bank’s largest shareholder, and the Export-Import Bank of Korea. In May 2004, Citigroup Inc. completed a tender offer pursuant to which it purchased a 98% interest in KorAm Bank. After Citigroup’s acquisition of KorAm Bank, KorAm Bank’s union entered into a strike in June 2004 which lasted 18 days and ended with a tentative agreement between the union and the management allowing KorAm Bank’s integration into the Korean unit of Citigroup in return for the management’s concession on union involvement in certain personnel decisions.

The Government estimates that, as of December 31, 2003, banks and non-bank financial institutions held non-performing assets (defined to include loans and other credits on which interest had not been paid for at least three months) totaling approximately (Won)33.9 trillion, compared to (Won)30.4 trillion as of December 31, 2002. By June 30, 2004, the Non-Performing Asset Management Fund managed by KAMCO had purchased approximately (Won)110.6 trillion in principal amount of non-performing assets from financial institutions for (Won)39.7 trillion. The fund uses cash and three- to five-year Government-guaranteed notes to pay for its acquisitions.

In recent years, credit card usage and consumer debt have increased substantially in Korea. These increases have recently been accompanied by a significant increase in the rate of delinquencies. The average delinquency rate among the Republic’s eight credit card companies was 14.1% as of December 31, 2003, as compared to the average delinquency rate among the Republic’s seven credit card companies of 5.8% as of December 31, 2001. The average delinquency rate among the Republic’s six credit card companies was 10.9% as of June 30, 2004. These events have adversely affected credit card companies’ ability to raise funds. To stabilize the over-leveraged credit card industry, the Government has proposed an emergency package which would entail banks and other companies with credit card businesses making significant capital injections into their respective credit card affiliates. In 2003 and 2004, the credit card affiliates of Kookmin Bank, Woori Bank and Korea Exchange Bank merged into their respective affiliate banks, and in February 2004, Samsung Capital merged into Samsung Card.

Foreign Currency Reserves and External Liabilities

The Republic’s foreign currency reserves have fluctuated in recent years. The Republic’s foreign currency reserves fell 73.2% to US$8.9 billion as of December 31, 1997 from US$33.2 billion as of December 31, 1996, mostly due to repatriations by foreign investors of their investments in Korea, repayments of external debt, reduced availability of credit from foreign sources and intervention in the foreign currency market to stabilize the Won. The usable portion of the reserves, defined as the total foreign currency reserves less amounts on deposit with overseas branches of Korean financial institutions and swap positions between The Bank of Korea and other central banks, totaled only US$3.9 billion as of December 18, 1997.

Since the end of 1997, however, the Government’s usable foreign currency reserves have continued to increase, reaching US$168.0 billion as of July 31, 2004, primarily due to continued trade surpluses and capital inflows.

The Republic’s total external liabilities totaled US$163.8 billion as of December 31, 1998, US$152.9 billion as of December 31, 1999, US$148.5 billion as of December 31, 2000, US$130.8 billion as of December 31, 2001 and US$144.0 billion as of December 31, 2002. Based on preliminary data, the Republic’s total external liabilities totaled US$144.0 billion as of December 31, 2003.

Credit Rating Changes

In October 1997, the Republic’s long-term foreign currency rating ceiling on bond obligations, as announced by Moody’s Investors Service, Inc., was A1 and its long-term foreign currency rating as announced by each of Standard & Poor’s Ratings Services and Fitch International Banking Credit Agency was AA-. Since that time, the rating agencies have changed the country’s ratings significantly. In 2002, Moody’s upgraded the Republic’s long-term foreign currency rating to A3, Fitch IBCA to A and Standard & Poor’s to A-. In February 2003, Moody’s changed its outlook on the long-term foreign currency rating of Korea to negative from positive, citing heightened security concerns stemming from North Korea’s nuclear weapons program and increased uncertainty regarding North Korea’s actions and possible responses from the international community.

The table below shows the credit ratings downgrades for the Republic from December 1997 to January 1998.

Rating
Date	Rating Agency	Instrument	From	To
December 1997	Moody’s	Foreign currency rating on bond obligations	Baa2	Ba1
		Foreign currency rating for long-term bank deposits	Ba2	B1

	Standard & Poor’s	Long-term foreign currency rating	BBB-	B+
		Long-term local currency rating	A-	BBB-
		Short-term foreign currency rating	A-3	C
		Short-term local currency rating	A-2	A-3

	Fitch IBCA	Long-term foreign currency rating	BBB-	B-

January 1998	Moody’s	Foreign currency rating for bank deposits	B1	Caa1

The table below shows the credit ratings upgrades for the Republic from February 1998 to July 2002.

Rating
Date	Rating Agency	Instrument	From	To
February 1998	Standard & Poor’s	Long-term foreign currency rating	B+	BB+
		Long-term local currency rating	BBB-	BBB+
		Short-term foreign currency rating	C	B
		Short-term local currency rating	A-3	A-2

	Fitch IBCA	Long-term foreign currency rating	B-	BB+

January 1999	Standard & Poor’s	Long-term foreign currency rating	BB+	BBB-
		Long-term local currency rating	BBB+	A-

		Short-term foreign currency rating	B	A-3

	Fitch IBCA	Long-term foreign currency rating	BB+	BBB-

February 1999	Moody’s	Foreign currency rating on bond obligations	Ba1	Baa3
		Foreign currency rating for long-term bank deposits	Caa1	Ba2

June 1999	Fitch IBCA	Long-term foreign currency rating	BBB-	BBB

November 1999	Standard & Poor’s	Long-term foreign currency rating	BBB-	BBB
		Short-term local currency rating	A-2	A-1

December 1999	Moody’s	Foreign currency rating on bond obligations	Baa3	Baa2

March 2000	Fitch IBCA	Long-term foreign currency rating	BBB	BBB+

November 2001	Standard & Poor’s	Long-term foreign currency rating	BBB	BBB+

March 2002	Moody’s	Foreign currency rating on bond obligations	Baa2	A3

June 2002	Fitch IBCA	Long-term foreign currency rating	BBB+	A

July 2002	Standard & Poor’s	Long-term foreign currency rating	BBB+	A-

Interest Rate Fluctuations

Due to adverse economic conditions, the depreciation of the Won and the Government’s reform policy, interest rates payable by Korean borrowers increased substantially, both domestically and internationally, in late 1997 and 1998. The average annual interest rate on three-year Won-denominated, non-guaranteed corporate bonds rose from 12.6% as of September 30, 1997 to 29.0% as of December 31, 1997. Since the fourth quarter of 1998, interest rates have fallen significantly, primarily driven by improved economic conditions and The Bank of Korea interest rate policy. The average interest rate on three-year Won-denominated, non-guaranteed corporate bonds fell to 4.7% as of July 31, 2004. Internationally, the spreads over United States treasury bonds on benchmark dollar-denominated bonds issued by the Republic and Korean financial institutions and companies have improved since the second half of 1998. If interest rates were to rise significantly in the future, the debt service costs of Korean borrowers and the possibility of defaults on debt repayments may increase.

Exchange Rate Fluctuations

Due to adverse economic conditions and reduced liquidity, the value of the Won relative to the U.S. dollar and other major foreign currencies declined substantially in 1997 but generally rose in 1998. Because of market pressure, in December 1997, the Government allowed the Won to float freely. The market average exchange rate as announced by the Seoul Money Brokerage Services Ltd. (formerly the Korea Financial Telecommunications and Clearings Institute) was (Won)1,415.2 to US$1.00 on December 31, 1997, compared to (Won)914.8 to US$1.00 on September 30, 1997. The Won’s sharp depreciation resulted from, among other things, significant demand for U.S. dollars and other major foreign currencies by Korean financial institutions and companies to repay their foreign currency debts, deteriorating foreign currency holdings of the Republic’s financial institutions, credit rating downgrades experienced by the Republic and Korean financial institutions and corporations, as well as other external factors, including currency turmoil in Southeast Asian countries.

Due to improved economic conditions and continued trade surpluses, the Won has generally appreciated against the U.S. dollar since the end of 1997, and as of August 16, 2004, the market average exchange rate was (Won)1,162,2 to US$1.00.

Won depreciation substantially increases the amount of Won revenue needed by Korean companies to repay foreign currency-denominated debt, increases the possibility of defaults and results in higher prices for imports, including key raw materials such as oil, sugar and flour. On the other hand, Won appreciation generally has an adverse effect on exports by Korean companies.

Stock Market Volatility

The Korea Composite Stock Price Index declined by over 56% from 647.1 on September 30, 1997 to 280.0 on June 16, 1998. The index recovered to 773.9 on August 16, 2004, which represented an increase of 176.4% since June 16, 1998.

Significant sales of Korean securities by foreign investors and the repatriation of the sales proceeds could drive down the value of the Won, reduce the foreign currency reserves held by financial institutions in the Republic and hinder the ability of Korean companies to raise capital.

Initial Reform Efforts in 1997

In response to the economic difficulties experienced in 1997, the Government implemented a range of measures to restore the confidence of financial market participants in Korea by strengthening the country’s economic fundamentals.

The Government focused its reform measures on restructuring the country’s financial sector. In April 1997, a presidential committee introduced short-term reform measures, including:

•	allowing commercial banks, securities firms and insurance companies to compete;

•	permitting the issuance of financial debentures by commercial banks and securities firms;

•	increasing the size of deposit insurance funds;

•	improving public disclosure systems and accounting standards; and

•	eliminating interest rate controls.

In June 1997, the Government announced medium- and long-term measures relating to the restructuring of The Bank of Korea and financial institution supervisory systems. The Government accelerated implementation of these measures in connection with the IMF financial aid package and related reforms. For a more extensive discussion of these measures, see “The Republic of Korea—The Economy—Post-IMF Reforms—Financial Sector Restructuring”.

To support troubled financial institutions and to stabilize the Republic’s financial markets, in August 1997, the Government announced a financial aid package, including special loans and other measures, for certain commercial and merchant banks with large amounts of bad loans. The Government also announced measures to increase the Republic’s foreign currency reserves, including guaranteeing the overseas foreign currency borrowings of Korean commercial banks.

In October 1997, the Ministry of Finance and Economy established the Non-Performing Asset Management Fund to assist certain commercial banks and other financial institutions. The ministry restructured and expanded KAMCO in November 1997 and mandated it to manage the Non-Performing Asset Management Fund and purchase and dispose of non-performing assets of financial institutions. In December 1998, the Government increased the size of the Non-Performing Asset Management Fund to approximately (Won)33.6 trillion, funded by (Won)32.5 trillion in proceeds from the issuance of Government guaranteed bonds, a (Won)0.5 trillion loan from the Korea Development Bank and a (Won)0.6 trillion contribution from other financial institutions. In August 1999, (Won)12.0 trillion of the Non-Performing Asset Management Fund was transferred to the Deposit Insurance Fund. The size of the Non-Performing Asset Management Fund was approximately (Won)21.6 trillion as of June 30, 2004.

The Non-Performing Asset Management Fund has purchased non-performing assets from commercial banks and other financial institutions since 1997 as follows:

	1997	1998	1999	2000	2001	2002	2003
	(trillions of won)
Face value of non-performing assets purchased	11	33	18	33	6	9	—
Amount paid for these non-performing assets	7	12	4	13	2	1	—

The fund uses cash and three- to five-year Government guaranteed notes to pay for its acquisitions.

As uncertainty about the stability of the Republic’s financial markets persisted, in November 1997, the Government announced additional comprehensive measures to aid the financial sector, including:

•	providing faster settlement of bad loans purchased by KAMCO from financial institutions;

•	offering incentives for financial institutions to merge;

•	requiring the merger of certain troubled financial institutions with other financial institutions;

•	monitoring the condition of individual financial institutions;

•	insuring all amounts deposited with banks, non-bank financial institutions, and securities investment companies, and all amounts due from life insurance companies, until the end of 2000;

•	increasing the daily exchange rate band within which the Won may float from 2.25% to 10% (the band was subsequently removed); and

•	exploring the expansion of the Republic’s foreign currency borrowings from international capital markets.

IMF Financial Aid Package

To help address the country’s liquidity crisis and its generally difficult economic situation, the Government sought assistance from the IMF in November 1997 and reached agreement with the IMF on an aid package in

December 1997. The aid package called for the Republic to receive loans totaling US$58 billion from the IMF, the World Bank, the ADB and the governments of certain countries, subject to compliance with several conditions. The loans helped to increase the Republic’s foreign currency reserves and support the Republic’s banking sector.

The aid package consisted of US$21.0 billion over three years from the IMF in standby credits (approximately US$19.5 billion of which was disbursed), US$10.0 billion from the World Bank to support specific structural reform programs (US$7.0 billion of which was disbursed) and US$4.0 billion from the ADB to support policy and institutional reforms (US$3.7 billion of which was disbursed). In addition, Japan, the United States, France, Germany, the United Kingdom, Italy, Australia, Canada, Belgium, the Netherlands, Sweden, Switzerland and New Zealand pledged supplemental financing totaling approximately US$23 billion. Korea did not utilize any of the supplemental financing.

Korea had repaid all of the amounts borrowed from the IMF by August 2001, approximately three years ahead of schedule. As to the amounts borrowed from the World Bank and the ADB, US$5.5 billion and US$1.9 billion, respectively, were still outstanding as of December 31, 2003.

Post-IMF Reforms

Since 1998, the Government has implemented comprehensive programs for economic reform and recovery aimed at rectifying the causes of the economic and financial difficulties experienced in 1997 and 1998. The key measures implemented and the results that have been achieved are discussed below.

Financial Sector Restructuring

General Goals. Beginning in late 1997, the Government undertook a comprehensive restructuring of its financial sector with the following goals:

•	improving supervision of the financial sector and strengthening the legal and regulatory framework for such supervision;

•	conforming accounting standards and disclosure rules to international “best practices”;

•	requiring the audit of large financial institutions by internationally recognized accounting firms following auditing standards reflecting international “best practices”;

•	upgrading the standards of prudential supervision applicable to financial institutions;

•	strengthening risk management; and

•	introducing a stronger market orientation in the activities of financial institutions.

Financial Support for Financial Institutions. To support troubled financial institutions, the National Assembly in December 1997 authorized guarantees of up to US$20 billion of external debt of Korean banks, and in January 1998, additional guarantees of up to US$7 billion of external debt of Korean commercial and merchant banks and up to US$8 billion of external debt of The Bank of Korea. The Government used the guarantees to help Korean financial institutions with their short-term foreign currency debt. In January 1998, the Government reached agreement with 13 international creditor banks to extend the maturity of short-term foreign currency obligations incurred by certain Korean financial institutions by replacing them with one-, two- and three-year loans guaranteed by the Government. In March 1998, 134 creditor banks tendered US$21.8 billion of eligible short-term debt in exchange for the guaranteed loans. The banks received the following guaranteed loans:

Term of Loan	Principal Amount	Interest Rate
One year	US$3.8 billion	225 basis points above the six-month London Interbank Offered Rate, or LIBOR
Two years	US$9.8 billion	250 basis points above six-month LIBOR
Three years	US$8.3 billion	275 basis points above six-month LIBOR

The two- and three-year loans were permitted to be prepaid at the option of the obligors prior to maturity in whole or in part without premium or penalty. The Korean financial institution obligors of the new loans paid fees to the Government in return for the guarantees. All of the loans have since been repaid.

In December 1997, the Public Money Management Fund, which manages public funds, including pension funds of civil servants, acquired approximately (Won)4.4 trillion of subordinated bonds from 27 Korean financial institutions to supplement their capital base. In addition, The Bank of Korea in December 1997 placed a substantial portion of its official reserves on deposit with overseas branches of Korean banks.

Legislation. In connection with restructuring the financial sector of the Republic, the following measures have been adopted through legislation by the National Assembly:

•	amending The Bank of Korea Act to provide for the central bank’s independence, with price stability as its main mandate;

•	establishing the Financial Supervisory Commission in April 1998 to supervise and regulate all financial institutions in Korea and establishing in January 1999 the Financial Supervisory Service as the Financial Supervisory Commission’s executive arm, thereby consolidating the functions of a number of previous regulatory bodies;

•	introducing measures to deal effectively with unsound financial institutions, including reducing the capital of financially troubled institutions and allowing for capital injections by the Government on a case-by-case basis;

•	consolidating various deposit insurance institutions into the Korea Deposit Insurance Corporation, or KDIC, and expanding the sources of funding for deposit insurance;

•	repealing the Republic’s usury law that had previously established a legal maximum interest rate at a ceiling of 40% per annum;

•	allowing foreign financial institutions to merge with and acquire domestic financial institutions;

•	strengthening confidentiality protections for private financial transactions;

•	requiring specialized banks and development institutions to comply with the same prudential standards as commercial banks and the same external audit requirements as other financial institutions;

•	amending the Republic’s deposit insurance system, so that all amounts deposited with Korean banks, financial institutions, securities companies and insurance companies by July 31, 1998, plus interest, would be insured until the end of the year 2000. After December 31, 2000, all deposits at any single financial institution are insured only up to (Won)50 million regardless of the amount deposited; and

•	introducing audit committees, compliance officers and internal compliance rule systems to various financial institutions.

Restructuring and Recapitalizing the Financial Institutions Sector. Since December 1997, the Government has been restructuring and recapitalizing troubled financial institutions, including closing insolvent financial institutions and those failing to carry out rehabilitation plans within specified periods.

In particular:

•

The Government became the controlling shareholder of Korea First Bank, Seoul Bank, Woori Bank and Chohung Bank by recapitalizing them. In December 1999, the Government sold a controlling interest in Korea First Bank to Newbridge Capital and, in December 2002, the Government sold its interest in Seoul Bank and Seoul Bank merged into Hana Bank in December 2002. In July 2003, the Government agreed to sell a controlling interest in Chohung Bank to Shinhan Financial Group and in August 2003, Shinhan Financial Group completed its acquisition of the Chohung Bank shares. In August 2003, Lone

Star Funds, an investment firm based in the United States, agreed to buy a 51% stake in Korea Exchange Bank for approximately (Won)1.4 trillion. In October 2003, Lone Star Funds completed its (Won)1.07 trillion payment for the new common shares of Korea Exchange Bank and paid an additional (Won)308.3 billion to acquire existing shares of Korea Exchange Bank held by each of Commerzbank, formerly Korea Exchange Bank’s largest shareholder, and the Export-Import Bank of Korea. In May 2004, Citigroup Inc. completed a tender offer pursuant to which it purchased a 98% interest in KorAm Bank. After Citigroup’s acquisition of KorAm Bank, KorAm Bank’s union entered into a strike in June 2004 which lasted 18 days and ended with a tentative agreement between the union and the management allowing KorAm Bank’s integration into the Korean unit of Citigroup in return for the management’s concession on union involvement in certain personnel decisions.

•	In June 1998, the Financial Supervisory Commission, after reviewing the restructuring plans submitted by 12 commercial banks (excluding Seoul Bank and Korea First Bank) that had failed to meet Bank of International Settlement capital adequacy standards, or BIS capital adequacy standards, as of December 31, 1997, ordered the suspension of operations of five commercial banks and the assignment of their assets and liabilities to five other commercial banks and KAMCO. KAMCO granted the five purchasing banks “putback” options if the assets deteriorated within six months from the purchase. The five banks also received compensation from KDIC for certain losses arising from the purchase and assumption of the assets and liabilities. In addition, KDIC injected capital into the purchasing banks by buying subordinated bonds or stocks. The Government allowed the seven other commercial banks to continue operations after they submitted revised restructuring or rehabilitation plans. The Government has continued to monitor the implementation of the restructuring plans and rehabilitation measures.

•	Through August 2001, 15 insurance companies went through restructuring. Two surety companies merged to form Seoul Guaranty Insurance Corporation.

•	Through December 2001, seven securities companies, a securities investment trust company, 122 mutual savings and finance companies, seven securities investment trust management companies and 407 credit unions were closed. One securities company dissolved voluntarily. Additionally, the Government has overseen the demerger of three securities investment trust companies pursuant to which each such securities investment trust company was divided into two companies, i.e., a securities company and a securities investment management company.

•	The Government required the Republic’s merchant banks to achieve a capital adequacy ratio of 8% and through December 2001 closed 28 merchant banks which failed to meet such ratio. Six unsound merchant banks were merged into other financial institutions in line with the Government’s restructuring policy. As of December 31, 2003, the number of the Republic’s merchant banks decreased to three compared with 30 as of December 31, 1997.

In 1999, (1) Boram Bank merged into Hana Bank, (2) Kangwon Bank, Hyundai International Merchant Bank and Chungbuk Bank merged into Chohung Bank, (3) Hanil Bank and the Commercial Bank of Korea merged to form Hanvit Bank and (4) Korea Long Term Credit Bank merged into Kookmin Bank.

In 1999, 2000 and 2001, the Government injected public funds through KDIC in the aggregate amount of (Won)3.55 trillion into Korea Life Insurance Co., Ltd. and in the aggregate amount of (Won)10.25 trillion into Seoul Guaranty Insurance Corporation for recapitalization. In April 2000, the Government entered into agreements with each of Korea Life Insurance and Seoul Guaranty Insurance Corporation for the implementation of its management normalization plan. In December 2002, 51% of Korea Life Insurance held by KDIC was sold to a consortium of buyers led by the Hanwha Group for approximately US$686 million.

The Financial Supervisory Commission generally expected banks to adhere to a specific timetable to achieve specified performance objectives, including:

•	improving their BIS capital adequacy ratios to 6% by March 1999 and to 8% by March 2000;

•	improving operating performance to enhance risk management and profitability; and

•	continuing to identify and resolve non-performing loans.

The Financial Supervisory Commission also encouraged banks to increase their capital ratios to 10% by December 2000.

Regional banks that do not engage in international lending and national banks that do not lend in excess of (Won)5 billion to individual corporate borrowers and do not engage in international lending were required to improve their BIS capital adequacy ratios to 4% by March 1999, 6% by March 2000 and 8% by December 2000.

In June 2000, in an effort to enhance the international competitiveness of the Republic’s banks, the Government announced a plan to implement the second-phase restructuring of the Republic’s banks under the following principles:

•	the Government would create various systematic frameworks, including one for financial holding companies;

•	banks which are not the recipients of the public funds may implement their own restructuring; and

•	the Government would take initiatives in the restructuring of the banks that have received public funds or in which the Government has controlling stakes.

During 2000, the Government announced further details of the second-phase restructuring plan for the banks and required seven commercial banks, including Chohung Bank, Woori Bank, Korea Exchange Bank, Peace Bank of Korea, Kwangju Bank, Cheju Bank and Kyungnam Bank, into which the Government had injected public funds or which did not satisfy the minimum 8% BIS capital adequacy ratio, to submit their respective management improvement plans. The Government thereafter approved the management improvement plans submitted by Chohung Bank and Korea Exchange Bank. With respect to the management improvement plans submitted by the remaining five commercial banks, the Government approved them on the condition that they become a subsidiary of a financial holding company, of which the Government is the controlling shareholder. Four of these five commercial banks became subsidiaries of such financial holding company, which was established in March 2001. In May 2002, the remaining commercial bank, Cheju Bank, became a subsidiary of Shinhan Financial Group, a financial holding company formed by Shinhan Bank, in September 2001. Korean banks have also pursued mergers and acquisitions. A merger between H&CB and Kookmin Bank was completed in October 2001 and the merged entity became the largest commercial bank in the Republic in terms of total assets. Hana Bank and Seoul Bank merged in December 2002 to create the third largest commercial bank in the Republic in terms of total assets. In 2003, the Government sold its interests in Chohung Bank to Shinhan Financial Group and Lone Star Funds completed its acquisition of the Korea Exchange Bank shares and in May 2004, Citigroup acquired KorAm Bank as discussed above.

The Government released a white paper on the creation, operation and recovery of public funds. According to the white paper and subsequent release, as of December 31, 2003, the Government had injected public funds in the aggregate of (Won)104.0 trillion in the form of bonds issued by KAMCO and KDIC and guaranteed by the Government, and had spent an additional (Won)60.7 trillion for the restructuring of the Republic’s financial sector. KAMCO had spent approximately (Won)39.0 trillion ((Won)20.5 trillion by issuance of bonds with the Government’s guarantee), as of December 31, 2003 to purchase non-performing assets from financial institutions, and KDIC had spent approximately (Won)106.8 trillion ((Won)83.5 trillion by issuance of bonds with government guarantees), as of December 31, 2003, to recapitalize banks and life insurance companies, compensate certain banks and life insurance companies for their losses incurred in acquiring assets and liabilities of other banks and life insurance companies and to pay deposits amounts to depositors of certain failed financial institutions. Through December 31, 2003, KAMCO had recovered (Won)33.2 trillion from the disposition of assets purchased with public funds, and KDIC had recovered (Won)26.2 trillion from the disposition of assets purchased with public funds.

In January 2000, the Government announced its intention to restructure securities investment trust companies, including the recapitalization of Korea Investment Trust Co., Ltd. and Daehan Investment Trust Co., Ltd., the two largest securities investment trust companies in Korea. The Government injected public funds in the amount of (Won)7.9 trillion into Korea Investment Trust and Daehan Investment Trust from late 1999 to June 2000. These companies had large exposures to corporate bonds and commercial paper issued by the companies of the Daewoo Group, and the Government also provided liquidity support in February 2000 to these companies in connection with the redemption required by the account holders of certain investment trust products sold by them. Each of Korea Investment Trust and Daehan Investment Trust was divided into a securities company and an investment trust management company. The Government is currently seeking potential buyers for Korea Investment & Securities Co., Ltd. (formerly Korea Investment Trust), the parent company of Korea Investment Trust Management Co., Ltd., and Daehan Investment & Securities Co., Ltd. (formerly Daehan Investment Trust), the parent company of Daehan Investment Management Co., Ltd. In July 2004, the Government selected preferred buyers for each of Korea Investment & Securities and Daehan Investment & Securities and started negotiations with them. Following a breakdown in talks with the preferred buyer for Daehan Investment & Securities in August 2004, however, the Government commenced discussion for the sale of Daehan Investment & Securities with the second preferred bidder.

Hyundai Investment and Securities Co., Ltd., an affiliate of the Hyundai Group, also experienced financial difficulties as a result of having a large exposure to debentures issued by the companies of the Daewoo Group. The Hyundai Group entered into an agreement with the Financial Supervisory Service for the normalization of Hyundai Investment and Securities in May 2000 and announced a plan to recapitalize Hyundai Investment and Securities in June 2000. In February 2004, Prudential Financial, Inc. acquired Hyundai Investment and Securities and its subsidiary investment trust management company.

In September 2001, the Corporate Restructuring Promotion Act became effective. The Corporate Restructuring Promotion Act allows creditor financial institutions to freeze and restructure the debt of a financially troubled company that is unable to repay its borrowings without additional credit support, upon a resolution by the financial institutions representing at least 75% of the entire claims amount. A creditor financial institution which has not participated in the relevant creditor committee in which the resolutions were adopted or is opposed to the resolutions of the creditor committee (in respect of the commencement of the management of a failing company, the restructuring of the failing company’s debt or the provision of new credits) may request the creditor committee to purchase its claims against the failing company, and the creditor financial institutions that have approved the relevant resolution are required to purchase such claims, or the relevant creditor committee may request KAMCO, KDIC or other resolution financial institutions under the Depositor Protection Act or any other institution designated by the creditor committee to purchase such claims or request the failing company to repay such claims, at a price to be negotiated with the financial institution making the purchase request. The Corporate Restructuring Promotion Act is scheduled to expire on December 31, 2005.

Trade Liberalization

The Republic agreed with the WTO to eliminate trade-related subsidies by the end of 1998 and phase out the import diversification program, which limits certain imports mainly from Japan, by the end of 1999. The Government abolished one type of trade-related subsidy in January 1998, and in March 1998 the National Assembly passed a bill abolishing two additional subsidies and revising the terms of another subsidy. The Government phased out the import diversification program in June 1999.

In January 1998, the Government reduced the number of items subject to adjustment tariffs, and in August 1998, it submitted to the IMF a plan to streamline and improve the transparency of import certification procedures.

In February 2003, the Korea-Chile Free Trade Agreement, or Korea-Chile FTA, was signed between the Republic of Korea and the Republic of Chile. Under the Korea-Chile FTA, the two nations have agreed to progressively eliminate customs duties on goods (except certain goods which are subject to further negotiations) originating from the other in accordance with a specific tariff elimination schedule. The Korea-Chile FTA was ratified by the Korean National Assembly in February 2004.

Foreign Investment Liberalization

The Government gradually has removed restrictions on foreign investment and capital market activities. In December 1997, the Government allowed foreigners, whether individually or in the aggregate, to acquire beneficial ownership of up to 50% of any class of shares listed on the Korea Stock Exchange. The Government eliminated, with certain limited exceptions, the aggregate and individual foreign ownership limits in May 1998. In addition, in July 1998, the Government eliminated all investment ceilings on the purchase by foreigners of all types of listed or unlisted bonds and later allowed foreign investment in the Government and corporate bonds, in money market instruments issued by corporations, including commercial paper, in certificates of deposit and in repurchase agreements.

The Government also issued clear guidelines on the investment by foreign financial institutions in the equity securities of Korean financial institutions and, in March 1998, allowed foreign banks and brokerage houses to establish subsidiaries in Korea, subject to guidelines established by the Ministry of Finance and Economy.

In July 1998, the Government permitted domestic corporations to directly incur long-term external debt through commercial loans or foreign-currency denominated bond offerings. This approach deviated from the traditional Korean policy of channeling international borrowings through domestic financial institutions for on-lending to the corporate sector.

Corporate Governance and Corporate Structure

In line with the agreement with the IMF, the Government has been stressing increased transparency in corporate governance, in particular through improved accounting, disclosure and auditing standards.

In line with the Government’s reform policy, in late 1997 and 1998, the National Assembly passed a broad range of measures restructuring the corporate and financial sectors, including:

•	providing tax benefits, such as tax deferrals or exemptions, for mergers and acquisitions occurring as part of a corporate restructuring;

•	rendering interest expenses on excessive corporate borrowing not deductible for tax purposes beginning in the year 2000 to discourage excessive borrowing;

•	raising the foreign investor shareholding threshold which requires board approval from the target company from 10% to one-third of the company’s outstanding shares to facilitate the acquisition of Korean companies by foreign investors (the board approval requirement was subsequently abolished, thus opening the possibility of hostile takeovers of local companies by foreigners);

•	repealing the mandatory tender offer rule, which previously had required any acquirer of 25% or more of shares of a corporation listed on the Korea Stock Exchange or registered on the Korea Securities Dealers Automated Quotation, or KOSDAQ, to make a tender offer bid for more than 50% of the target company’s shares;

•	repealing the ceiling on the amount of its own shares that a listed company may hold;

•	strengthening legal protection for minority shareholder interests;

•	requiring the preparation of amending the Republic’s insolvency laws, including creating a “management committee” composed of qualified professionals to assist the district courts’ handling of the management of insolvent companies, limiting the availability of composition proceedings to large-sized companies by reinforcing eligibility requirements and expediting corporate reorganization and composition proceedings;

•	phasing out by March 2000 outstanding cross-guarantees by member companies of chaebols for their affiliates’ indebtedness and prohibiting the issuance of new cross-guarantees;

•	requiring filing of quarterly reports by listed companies commencing in year 2000;

•	requiring audit committees at Korean companies;

•	adopting a new foreign investment law to facilitate foreign investment by streamlining the investment procedure;

•	adopting a law to facilitate the securitization of assets held by the Republic’s corporations and financial institutions; and

•	providing the Financial Supervisory Commission with greater authority to require the restructuring of the Republic’s financial institutions.

Furthermore, in 2000 and 2001, the Korean Securities and Exchange Act was amended several times in order to enhance transparency in corporate governance. Under such amendments, certain companies listed on the Korea Stock Exchange or registered on the KOSDAQ are required to establish audit committees and all companies listed on the Korea Stock Exchange as well as certain companies registered on the KOSDAQ are required to appoint a specified number of independent outside directors. Such amendments also elaborate the criteria for eligibility for appointment as independent outside director and the procedures by which such outside directors must be nominated and elected.

The Securities Class Action Act, or the SCAA, was passed on December 22, 2003 by the National Assembly and promulgated on January 20, 2004. The SCAA covers damages claims arising from acts committed (i) on or after January 1, 2005 with respect to listed or KOSDAQ-registered companies having total assets of (Won)2 trillion or more as of the end of 2004 and (ii) on or after January 1, 2007 with respect to all listed and KOSDAQ-registered companies. The SCAA intends to facilitate lawsuits by minority shareholders, avoid duplicative lawsuits and provide more effective remedies against collective losses suffered by minority shareholders, in each case, with respect to losses suffered by minority shareholders arising from wrongful acts committed by those companies, including accounting fraud, improper audit, false disclosure, stock price manipulation and insider trading. The legislation also purports to enhance the transparency of corporate governance. The SCAA permits minority shareholders, who currently tend to be deterred from bringing lawsuits due to the burdens associated with instituting litigation, to bring lawsuits as a group by appointment of representative plaintiff and legal counsel and to be provided with an expanded scope of the judgment awarded by the court.

In 1998, the Government arranged for US$3.3 billion of trade financing, with maturities of up to one year, for small- and medium-sized companies and larger companies not affiliated with the top five chaebols. In addition, in 1999, the Government increased the amount of credit guarantees available for small- and medium-sized companies by (Won)24.0 trillion.

Labor Market Reform

Since January 1998, the Government has revised the unemployment insurance system by, among other things:

•	expanding coverage to workers in all companies (with a few statutory exceptions) starting in October 1998;

•	increasing minimum benefits to 50% of the average monthly wage (based on the most recent 12-month period), starting in March 1998 and 90% of the minimum hourly wage, starting in January 2000;

•	extending eligibility from March 1998 for unemployment compensation to those workers who paid unemployment insurance premiums for only six months as opposed to 12 months; and

•	increasing the minimum benefit period from 60 to 90 days, beginning in January 2000.

In April 1999, unemployment insurance benefits became available to workers in companies with fewer than five employees and to part-time and temporary workers. The Government estimated that approximately 360,000 individuals received (Won)839.3 billion of unemployment benefits in 2002. As of June 30, 2004, the Government has estimated that approximately 358,000 individuals received (Won)710.1 billion of unemployment benefits in the first half of 2004.

In January 1998, a tripartite committee of representatives of labor unions, corporations and the Government was established to implement key labor reforms. In February 1998, the committee reached agreement on over 100 labor issues and agreed to implement labor reform measures, including:

•	amending the labor laws to enable corporations to lay off workers for business reasons;

•	permitting, starting July 1999, the formation of teachers’ unions; and

•	allocating up to (Won)5 trillion to stabilize the labor market.

The agreement calls for companies to make all reasonable efforts to avoid layoffs, consult with a representative of the employees 60 days before the planned layoffs, notify the Ministry of Labor about the planned layoffs, select workers to be laid off based on a fair and rational standard and make an effort to rehire the laid-off workers when business conditions improve. The Government endorsed the agreement, and the National Assembly passed legislation regarding the labor reform measures in February 1998.

Since the agreement was announced, one of the labor unions whose representative participated in the committee rejected certain terms of the agreement and called for a nationwide strike. Although the strike was subsequently canceled, members of the union vowed to resist the labor reform measures, including the layoff of workers for business reasons. In August 1998, Hyundai Motor Company, which had announced plans for substantial layoffs of workers due to deteriorating business conditions, agreed to significantly reduce the number of workers laid off after its labor union staged a prolonged strike to protest the plans. In September 1998, the representatives of the labor unions of nine commercial banks of the Republic agreed on a collective bargaining agreement which enabled the Korean banks to lay off a maximum of 32% of the workers in connection with the first-phase restructuring of the banks in 1998. In May 1999, two labor unions and representatives from corporations announced their intention to withdraw from the committee of labor unions, corporations and the Government.

In July 2000, the Korean Financial Industry Union, which represents the employees of 30 financial institutions, urged its members to participate in a strike to express their opposition to mergers of the banks and the possibility of further layoffs, when the Government announced its plan to implement the second-phase restructuring of the Republic’s banks, including the promulgation of a law which allows the formation of financial holding companies. The strike subsequently was canceled after the Government and the union leaders reached an agreement whereby the Government would not require mandatory bank mergers. In December 2000, members of the Kookmin Bank and H&CB labor union participated in a strike that lasted seven days, opposing the contemplated merger between the two banks. In June 2003, member of Chohung Bank’s labor union went on strike to express their opposition to the proposed sale by the KDIC of its interest in the bank to Shinhan Financial Group. In May and August 2003, freight truck drivers went on strike demanding higher carrying fees. In June 2003, workers at Hyundai Motor Company staged a 42-day union strike, consisting of a 40-day partial strike and a 2-day full strike, that ended in August. In June 2004, members of KorAm Bank’s labor union went on a strike which lasted 18 days to obtain concessions in connection with the acquisition of KorAm Bank by Citigroup. Also in 2004, the unionized workers of LG Caltex Oil Corp. went on a strike beginning in mid-July which ended in early August 2004. Actions such as these by labor unions may hinder the implementation of the labor reform measures and disrupt the Government’s plans to create a more flexible labor market. Much effort is being expended to resolve labor disputes in a peaceful manner. However, there can be no assurance that further labor unrest will not occur in the future. Continued labor unrest in key industries of the Republic may have an adverse effect on the economy.

In order to more effectively achieve public consensus on key labor issues and implement reform measures, the role and stature of the current tripartite structure may be strengthened and reorganized.

As of July 1, 2004, Korea adopted a five-day workweek for large corporations with over 1,000 employees, publicly-owned (state-run) companies, banks and insurance companies, reducing working hours from 44 to 40 hours a week. Companies with more than 300 employees are expected to adopt the five-day workweek by July of 2005, those with over 100 by July 2006, those with over 50 by July 2007 and those with over 20 by July 2008. Meanwhile, government employees may take Saturdays off twice a month.

Information Provision and Reform Policy Monitoring

To improve transparency and allow market participants to make a more informed assessment of economic developments in the Republic, Korea agreed to improve publication and dissemination of its key economic data. The Government has published the following data since early 1998:

Data	Frequency
Foreign Exchange Reserves (including composition and net forward positions)	Twice monthly (with a five business day delay)
Financial Institution Data (including non-performing loans, capital adequacy and ownership and affiliations)	Quarterly
Short-term External Debt	Monthly

The Government plans to improve the timeliness of data on local government finances.

Gross Domestic Product and Major Financial Indicators

Gross Domestic Product

Gross domestic product, or GDP, measures the market value of all final goods and services produced within a country for a given period and reveals whether a country’s productive output rises or falls over time. Economists present GDP in both current and constant market prices. GDP at current market prices values a country’s output using the actual prices of each year and GDP at constant market prices values output using the prices from a base year, thereby eliminating the distorting effects of inflation or deflation.

The following table sets out the composition of the Republic’s GDP at current and constant 2000 market prices and the annual average increase in the Republic’s GDP.

Gross Domestic Product(1)

	1998	1999	2000	2001	2002	2003(2)	As % of GDP 2003(2)
	(billions of won)
Gross Domestic Product at Current Market Prices:
Private	238,810.7	274,934.1	312,300.5	343,416.6	381,063.0	388,417.0	53.8
Government	61,980.6	65,173.6	70,097.7	80,298.2	88,512.2	96,179.9	13.3
Gross Capital Formation	121,011.0	154,208.4	179,413.2	182,477.4	199,006.0	211,975.8	29.4
Change in Inventories	(25,903.4)	(3,198.9)	(494.5)	(1,314.6)	(41.5)	(1,867.9)	(0.3)
Exports of Goods and Services	223,481.5	206,841.6	236,209.6	235,187.3	241,209.0	275,316.3	38.2
Less Imports of Goods and Services	(161,180.0)	(171,437.2)	(217,979.4)	(220,914.3)	(231,764.7)	(257,117.9)	(35.6)
Statistical Discrepancy	(1.1)	(220.9)	(1,377.1)	1,657.4	6,237.9	6,574.8	0.9

Expenditures on Gross Domestic Product	484,102.8	529,499.7	578,664.5	622,122.6	684,263.5	721,345.9	100.0
Net Factor Income from the Rest of the World	(7,857.4)	(6,144.3)	(2,504.6)	(1,094.8)	805.6	1,009.9	0.1

Gross National Product(1).	476,245.4	523,355.3	576,160.0	621,027.9	685,069.0	722,355.8	100.0

Gross Domestic Product at Constant 2000 Market Prices:
Private	258,316.9	288,025.6	312,300.5	327,684.5	353,560.3	348,542.1	54.2
Government	67,044.9	68,990.7	70,097.7	73,507.0	77,923.9	80,773.5	12.6
Gross Capital Formation	130,565.6	162,080.1	179,413.2	179,333.8	189,897.7	192,819.4	30.0
Change in Inventories	(17,426.1)	1,743.8	(494.5)	(242.5)	(1,566.9)	(5,559.2)	—
Exports of Goods and Services	172,965.1	198,255.7	236,209.6	229,764.0	260,220.9	301,171.8	46.9
Less Imports of Goods and Services	(142,072.5)	(181,564.1)	(217,979.4)	(208,898.7)	(240,665.1)	(263,908.3)	(41.1)
Statistical Discrepancy	363.5	(2,388.7)	(1,377.1)	(524.6)	1,810.4	3,075.9	—

Expenditures on Gross Domestic Product	487,183.5	533,399.3	578,664.5	600,865.9	642,748.1	662,474.4	100.0
Net Factor Income from the Rest of the World	(8,500.3)	(6,491.1)	(2,504.6)	(1,052.4)	(715.6)	(879.9)	0.1

Trading Gains and Losses from Changes	20,320.7	19,061.9	0.0	(7,405.0)	(9,621.6)	(17,857.3)	(2.7)

Gross National Income(3)	499,004.0	545,970.1	576,160.0	592,408.5	663,842.1	645,497.0	97.4

Percentage Increase (Decrease) of GDP over Previous Year At Current Prices	(1.4)	9.4	9.3	7.5	10.0	5.4
At Constant 2000 Market Prices	(6.9)	9.5	8.5	3.8	7.0	3.1

(1)	GDP plus net factor income from the rest of the world is equal to the Republic’s gross national product.
(2)	Preliminary.
(3)	GDP plus net factor income from the rest of the world and trading gains and losses from changes in the terms of trade is equal to the Republic’s gross national income.

Source: Monthly Bulletin, June 2004; The Bank of Korea.

The following tables set out the Republic’s GDP by economic sector at current and constant 2000 market prices.

Gross Domestic Product by Economic Sector

(at current market prices)

	1998	1999	2000	2001	2002	2003(1)	As % of GDP 2003(1)
	(billions of won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	22,355.5	24,812.2	25,029.8	24,806.2	24,654.9	22,833.3	3.2
Mining and Manufacturing	121,918.7	134,962.2	153,279.9	153,786.7	164,003.4	171,250.7	23.7
Mining and Quarrying	1,988.3	1,981.5	2,036.9	2,020.7	2,051.4	2,136.9	0.3
Manufacturing	119,920.4	132,980.7	151,243.0	151,766.0	161,952.0	169,113.8	23.4
Electricity, Gas and Water	9,985.7	11,945.9	13,212.5	14,648.6	15,929.4	17,338.1	2.9
Construction	46,549.7	43,342.3	42,926.7	47,181.9	51,541.7	61,021.3	8.6

Services:	237,828.7	257,679.7	279,605.1	309,584.7	345,962.6	364,088.4
Wholesale and Retail Trade, Restaurants and Hotels	40,229.0	47,344.0	55,574.3	59,212.3	62,656.7	62,071.4	8.6
Transportation, Storage and Communication	30,961.9	33,276.3	36,138.7	41,190.5	45,133.8	47,467.7	6.6
Financial Intermediation	31,955.9	36,962.0	35,256.1	42,423.3	54,844.4	57,757.0	8.0
Real Estate, Renting and Business Activities	60,418.5	61,172.4	68,062.7	70,049.3	76,822.4	81,483.9	11.3
Public Administration and Defense: Compulsory Social Security	25,973.7	27,308.4	29,148.7	32,207.4	35,557.2	38,704.8	5.4
Education	23,263.8	24,192.6	25,696.7	28,803.6	32,296.7	35,713.3	5.0
Health and Social Work	10,284.6	11,632.3	12,575.8	16,771.1	17,432.4	18,864.1	2.6
Other Service Activities	14,741.4	15,791.7	17,152.0	18,927.2	21,219.0	22,026.2	3.1

Gross Domestic Product at Current Prices	484,102.8	529,499.7	578,664.5	622,122.6	684,263.5	721,345.9	100.0

Net Factor Income from the Rest of the World	(7,857.4)	(6,144.3)	(2,504.6)	(1,094.8)	805.6	1,009.9	0.1
Gross National Income at Current Price	476,245.4	523,355.3	576,160.0	621,027.9	685,069.0	722,355.8	100.0

(1)	Preliminary.

Source: Monthly Bulletin, June 2004; The Bank of Korea.

Gross Domestic Product by Economic Sector

(at constant 2000 market prices)

	1998	1999	2000	2001	2002	2003(1)	As % of GDP 2003(1)
	(billions of won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	23,355.4	24,730.4	25,029.8	25,309.2	24,422.2	22,679.8	4.7
Mining and Manufacturing	108,079.3	131,297.1	153,279.9	156,538.3	168,121.6	176,137.0	26.6
Mining and Quarrying	1,906.2	2,009.5	2,036.9	2,035.1	1,878.7	1,935.8	0.3
Manufacturing	106,173.0	129,287.5	151,243.0	154,503.3	166,242.9	174,201.2	33.9
Electricity, Gas and Water	10,742.0	11,708.4	13,212.5	14,169.1	15,258.0	16,128.9	2.8
Construction	48,295.2	44,458.6	42,926.7	45,279.0	46,529.4	50,308.7	7.7

Services:	247,182.1	263,424.5	279,605.1	293,128.9	316,104.8	321,719.6
Wholesale and Retail Trade, Restaurants and Hotels	44,435.8	51,380.0	55,574.3	58,137.7	61,301.0	59,871.3	12.3
Transportation, Storage and Communication	26,814.8	30,310.6	36,138.7	41,524.7	45,328.6	46,966.2	9.4
Financial Intermediation	33,967.1	34,596.0	35,256.1	38,234.5	46,641.6	47,858.5	18.2
Real Estate, Renting and Business Activities	62,260.0	64,152.8	68,062.7	68,376.8	71,725.5	73,523.6	11.1
Public Administration and Defense: Compulsory Social Security	28,010.4	29,062.1	29,148.7	29,618.4	30,393.6	31,072.9	4.7
Education	24,917.3	25,182.4	25,696.7	26,942.9	28,132.2	29,212.3	4.4
Health and Social Work	12,190.6	12,791.8	12,575.8	11,977.7	12,654.1	13,284.3	2.0
Other Service Activities	14,586.1	15,948.9	17,152.0	18,316.2	19,937.2	19,900.6	4.7

Gross Domestic Product at Market Prices	487,183.5	533,399.3	578,664.5	600,865.9	642,748.1	662,474.4	100.0

(1)	Preliminary.

Source: Monthly Bulletin, June 2004; The Bank of Korea.

GDP contracted 6.9% in 1998 at constant market prices. The aggregate of private and general government consumption expenditures declined by 10.6% and gross domestic fixed capital formation declined by 22.9%, as facility investments declined sharply by 38.8% compared with 1997.

In 1999, GDP growth increased to 9.5% at constant market prices. The aggregate of private and general government consumption expenditures increased by 9.7% and gross domestic fixed capital formation increased by 8.3%.

In 2000, GDP growth was 8.5% at constant market prices. The aggregate private and general government consumption expenditures increased by 7.1% and gross domestic fixed capital formation increased by 12.2%.

GDP growth slowed in 2001 to 3.8% at constant market prices, as aggregate private and general government consumption expenditures increased by 4.9% and gross domestic fixed capital formation was declined by 0.2%.

GDP growth in 2002 was 7.0% at constant market prices, as aggregate private and general government consumption expenditures increased by 7.6% and gross domestic fixed capital formation increased by 6.6%.

Based on preliminary data, GDP growth in 2003 was 3.1% at constant market prices, as aggregate private and general government consumption expenditures decreased by 0.5% and gross domestic fixed capital formation increased by 3.6%, each compared with 2002.

Based on preliminary data, GDP growth in the first half of 2004 was 5.4% at constant market prices, as aggregate private and general government consumption expenditures decreased by 0.2% and gross domestic fixed capital formation increased by 3.3%, each compared with the first half of 2003.

Principal Sectors of the Economy

Industrial Sectors

The following table sets out production indices for the principal industrial products of the Republic and their relative contribution to total industrial production.

Industrial Production

	2000 Index Weight(1)	1998	1999	2000	2001	2002	2003
Mining	36.2	93.9	101.4	100.0	99.9	103.9	103.1
Coal	4.7	106.8	98.8	100.0	94.0	83.4	84.3
Metal Ores	0.8	144.6	122.0	100.0	58.1	96.7	84.5
Others	30.7	91.4	101.2	100.0	101.9	107.2	106.5
Manufacturing	9,362.9	68.3	85.4	100.0	100.2	108.4	114.0
Food Products and Beverages	658.8	88.8	97.2	100.0	105.7	108.6	106.7
Tobacco Products	53.4	102.8	97.7	100.0	99.6	99.9	130.3
Textiles	472.7	94.2	100.1	100.0	90.1	84.6	76.5
Apparel and Fur Articles	210.3	79.0	87.1	100.0	91.6	98.0	82.5
Tanning and Dressing of Leather	97.6	107.7	108.4	100.0	94.4	87.6	75.5
Wood and Wood and Cork Products	62.2	76.6	96.7	100.0	107.2	112.8	113.9
Pulp, Paper and Paper Products	193.2	86.6	96.3	100.0	99.4	105.3	105.4
Publishing, Printing and Reproduction of Record Media	226.8	100.4	98.2	100.0	102.8	109.3	101.2
Coke, Refined Petroleum Products and Nuclear Fuel	309.9	90.3	98.4	100.0	96.3	88.2	91.1
Chemicals and Chemical Products	856.9	85.5	94.3	100.0	102.7	109.2	113.4
Rubber and Plastic Products	429.9	79.7	93.7	100.0	102.5	109.2	112.0
Non-Metallic Mineral Products	331.5	87.3	93.8	100.0	102.0	104.2	110.1
Basic Metals	566.2	80.7	92.2	100.0	101.3	106.4	111.9
Fabricated Metal Products	414.8	90.8	95.4	100.0	92.6	95.6	97.4
Machinery and Equipment	812.5	66.2	81.5	100.0	96.9	104.5	109.0
Office, Accounting and Computing Machinery	330.8	30.7	62.2	100.0	100.6	111.4	97.4
Electrical Machinery and Apparatus and Others	379.8	64.4	82.7	100.0	96.1	104.2	107.2
Radio, Television and Communication Equipment	1,481.0	50.4	74.0	100.0	102.4	131.6	160.2
Medical Precision and Optical Instrument, Watches	105.0	83.1	92.5	100.0	101.6	100.9	102.8
Other Transport Equipment	274.6	100.3	108.8	100.0	121.8	119.4	127.5
Furniture and Other Manufactured Goods	178.9	88.7	105.2	100.0	95.4	94.6	87.3
Electricity and Gas	600.9	79.4	89.4	100.0	106.9	115.0	121.3
All Items	10,000.0	68.9	85.6	100.0	100.7	108.8	114.4
Percentage Increase (Decrease) of All Items Over Previous Year		(6.5)	24.2	16.8	0.7	8.0	5.1

(1)	Index weights were established on the basis of an industrial census in 2000 and reflect the average annual value added by production in each of the classifications shown, expressed as a percentage of total value added in the mining, manufacturing and electricity and gas industries in that year.

Source: Monthly Bulletin, June 2004; The Bank of Korea.

Industrial production declined by 6.5% in 1998 because of the economic slowdown which depressed domestic demand. Industrial production increased 24.2% in 1999 because of the Republic’s domestic consumption recovery and the general stabilization in the economy. Industrial production increased by 16.8% in 2000 primarily due to increased exports and high domestic consumption. Industrial production growth slowed to 0.7% in 2001 because exports decreased while domestic consumption growth slowed. Industrial production increased by 8.0% in 2002 primarily due to strong domestic consumption and increased exports. Industrial production increased by 5.1% in 2003 primarily due to increased exports and construction investment growth although domestic consumption was sluggish during 2003.

Manufacturing

In 1998, the manufacturing sector contracted by 7.9% compared with 1997. In 1999 and 2000, the manufacturing sector grew by 21.8 % and 17.0%, respectively, due to general recovery from the economic downturn in 1998. In 2001, the manufacturing sector increased production by 0.9%, and in 2002, the manufacturing sector increased production by 7.6%. Based on preliminary data, in 2003, the manufacturing sector increased production by 4.8%. Light industries did not fare as well as the heavy and chemical industries segment as the economic boom of the early- and mid-1990s favored the large companies involved in the heavy and chemical industries. Light industry recorded a 15.5% decline in 1998. In 1999, light industry recorded an increase of production of 9.6%. In 2000, light industry recorded an increase of production of 2.8% due to increased production of clothing, rubber and plastic products. In 2001, light industry recorded a 0.6% decline due to the decreased production of textile, apparel and leather products. In 2002, light industry recorded a 0.1% increase due to increased production of food products. Based on preliminary data, in 2003, light industry recorded a 3.4% decline due to the decreased production of textile, apparel, publishing and printing and food products and beverages.

Automobiles. In 1998, domestic auto sales decreased by 48.5% compared to 1997 due to a decrease in real income and rises in unemployment and interest rates caused by the country’s economic restructuring. Exports recorded only modest growth of 3.4% due to a reduction in demand from developing countries. Labor unrest at Hyundai Motors, the largest auto maker in Korea, also contributed to the decrease in automobile production. Overall automobile production of the Republic in 1998 decreased by 30.6% compared to 1997. In 1999, automobile production increased by 45.5%, domestic sales recorded an increase of 63.4% and exports recorded an increase of 10.9%, each compared with 1998. In 2000, automobile production increased by 9.6%, domestic sales recorded an increase of 12.3% and exports recorded an increase of 11.1%, each compared with 1999. In 2001, automobile production decreased by 5.5% compared to 2000. In 2001, domestic sales recorded an increase of 1.5% and exports recorded a decrease of 10.4%, each compared with 2000. In 2002, automobile production increased by 6.8%, domestic sales recorded an increase of 11.8% and exports recorded an increase of 0.6%, each compared with 2001. Based on preliminary data, in 2003, automobile production increased by 1.0%, domestic sales recorded a decrease of 18.7% and exports recorded an increase of 20.2%, each compared with 2002.

Electronics. In 1998, electronics production decreased by 20.1% and exports decreased by 7.2% compared to 1997 primarily because of continued oversupply of semiconductor memory chips in the world market. In 1999, electronics production increased by 43.5% compared to 1998, and exports increased by 34.2%. The growth in global electronics demand, particularly for “information technology products”, such as semiconductor products, liquid crystal display devices, mobile phones and personal computers, led this growth. In 1999, export sales of semiconductor memory chips constituted approximately 13.1% of the Republic’s total exports. In 2000, electronics production increased by 45.6% and exports increased by 29.3%, each compared with 1999 primarily because of the growth in demand for global information technology products. In 2000, export sales of semiconductor memory chips constituted approximately 15.0% of the Republic’s total exports. In 2001, electronics production decreased by 14.1% and exports decreased by 22.2% compared to 2000 primarily due to weak personal computer market in the world. In 2001, export sales of semiconductor memory chips constituted approximately 9.4% of the Republic’s total exports. In 2002, electronics production increased by 15.0% and exports increased by 18.2%, each compared with 2001 primarily due to the growth in global information technology products demand. In 2002, export sales of semiconductor memory chips constituted approximately 10.2% of the Republic’s total exports. In 2003, electronics production increased by 13.2% and exports increased by 22.1%, each compared with 2002 primarily due to the continued growth in global information technology products demand. In 2003, export sales of semiconductor memory chips constituted approximately 10.1% of the Republic’s total exports.

Iron and Steel. Crude steel production in 1998 totaled 39.9 million tons, a decrease of 6.2% from 1997, to rank sixth in the world. Domestic sales decreased by 34.7% while exports increased by 56.6%, largely due to enhanced price competitiveness because of the devalued won. Overall steel production in 1998 decreased by 12.9% compared to 1997. In 1999, crude steel production increased by 2.8% compared with 1998. In 2000, crude steel production totaled 43.1 million tons, an increase of 5.0% from 1999. Domestic sales increased by 13.5% due to general stabilization of the domestic economy while exports decreased slightly due to the oversupply of steel products in the world market. In 2001, crude steel production totaled 43.9 million tons, an increase of 1.7% from 2000. Domestic sales and exports slightly decreased due to the oversupply of steel products in the domestic and world markets. In 2002, crude steel production totaled 45.4 million tons, an increase of 3.5% from 2001. Domestic sales increased slightly due to the recovery of the domestic economy and exports decreased slightly due to decreased sales to North America and Europe. In 2003, crude steel production totaled 46.3 million tons, an increase of 2.0% from 2002.

Shipbuilding. Shipbuilding orders in 1998 equaled 8.8 million gross tons, a decrease of 35.8% compared to 1997. Despite the decrease, Korea recorded the world’s second largest share of shipbuilding orders in 1998. In 1999, the Republic’s shipbuilding orders amounted to 11.8 million tons, which represented the world’s largest share in such year. In 2000, the Republic’s shipbuilding orders amounted to 20.8 million gross tons, an increase of 75.6% compared to 1999. Korea recorded the world’s largest share of shipbuilding orders in 2000. In 2001, the Republic’s shipbuilding orders amounted to 11.8 million gross tons, a decrease of 43.1% compared to 2000 due to decreased exports. In 2002, the Republic’s shipbuilding orders amounted to 9.8 million gross tons, a decrease of 17.6% compared to 2001. In 2003, the Republic’s shipbuilding orders amounted to 31.2 million gross tons, an increase of 219% compared to 2002.

Agriculture, Forestry and Fisheries

The Government’s agricultural policy has traditionally focused on:

•	grain production;

•	development of irrigation systems;

•	land consolidation and reclamation;

•	seed improvement;

•	mechanization measures to combat drought and flood damage; and

•	increasing agricultural incomes.

Recently, however, the Government has increased emphasis on cultivating profitable crops and strengthening international competitiveness in anticipation of opening the domestic agricultural market.

The production of rice, the largest agricultural product in Korea, totaled 5.1 million tons in 1998, representing a 0.7% decrease compared to 1997. In 1999, rice production increased to 5.3 million tons, a 3.2%

increase compared to 1998. In 2000, rice production remained at the same level as in 1999 at 5.3 million tons, and rice production increased 3.8% in 2001 to 5.5 million tons. In 2002, rice production decreased 10.9% from 2001 to 4.9 million tons, and in 2003, rice production further decreased 8.2% from 2002 to 4.5 million tons. Due to limited crop yields resulting from geographical and physical constraints, the Republic depends on imports for certain basic foodstuffs. The Republic’s self-sufficiency ratio further decreased from 57.9% in 1997 to 57.6% in 1998 and 54.2% in 1999. In 2000, the Republic’s self sufficiency ratio slightly increased to 55.6%. In 2001, the Republic’s self sufficiency ratio was 56.8%. In 2002, the Republic’s self sufficiency ratio was 58.3%. Based on preliminary data, in 2003, the Republic’s self sufficiency ratio was 53.3%.

The Government is seeking to develop the fishing industry by encouraging the building of large fishing vessels and modernizing fishing equipment, marketing techniques and distribution outlets.

The contribution of the agriculture, forestry and fisheries subsector to GDP declined, at constant 2000 market prices, from 6.5% in 1994 to 1.2% in 2000 as a result of industrialization. In 2001, the agriculture, forestry and fisheries industry increased by 1.1% compared to 2000 due to increased production of rice, fruits and corns, as well as an increase in fishing catch. In 2002, the agriculture, forestry and fisheries industry, which decreased by 3.5% compared to 2001, was affected by unusually unfavorable weather conditions, including a severe typhoon during the month of September. Based on preliminary data, in 2003, the agriculture, forestry and fisheries industry decreased by 7.1% compared to 2002 primarily due to unfavorable weather conditions.

Construction

The construction industry constituted 8.6% of the Republic’s GDP in 2001. In 1998, the construction industry contracted by 10.0% compared with 1997 because of the economic downturn. In 1999, the construction industry contracted by 7.9% compared with 1998. In 2000, the construction industry contracted by 3.4% compared with 1999 due to decreased orders for the construction of homes and investments in infrastructure. In 2001, the construction industry increased by 5.5% compared with 2000 due to the expansion of residential, commercial and educational construction and the steady increase of government investments in infrastructure. In 2002, the construction industry increased by 2.8% compared to 2001 due to the expansion of residential and commercial construction. Based on preliminary data, in 2003, the construction industry increased by 8.1% compared to 2002, mainly driven by a surge in building construction, notably of commercial and residential buildings.

Electricity and Gas

The following table sets out the Republic’s dependence on imports for energy consumption.

Dependence on Imports for Energy Consumption

	Total Energy Consumption	Imports	Imports Dependence Ratio
	(millions of tons of oil equivalents, except ratios)
1999	181.4	176.3	97.22
2000	192.9	187.5	97.20
2001	198.4	193.1	97.33
2002	208.6	202.7	97.14
2003(1)	215.2	208.5	96.86

(1)	Preliminary.

Source: Monthly Energy Statistics, June 2004; Korea Energy Economics Institute.

Korea has no domestic oil or gas production and depends on imported oil and gas to meet its energy requirements. Accordingly, the international prices of oil and gas significantly affect the Korean economy. Any significant long-term increase in the prices of oil and gas will increase inflationary pressures in Korea and adversely affect the Republic’s balance of trade.

To reduce its dependence on oil and gas imports, the Government has encouraged an energy source diversification program emphasizing nuclear energy. The following table sets out the principal primary sources of energy consumed in the Republic, expressed in oil equivalents and as a percentage of total energy consumption.

Consumption of Energy by Source

	Coal		Petroleum		Nuclear		Others		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%
	(millions of tons of oil equivalents, except percentages)
1999	38.2	21.0	97.3	53.6	25.8	14.2	20.2	11.1	181.4	100.0
2000	42.9	22.2	100.3	52.0	27.2	14.1	22.5	11.7	192.9	100.0
2001	45.7	23.0	100.4	50.6	28.0	14.1	24.3	12.2	198.4	100.0
2002	49.1	23.5	102.4	49.1	29.8	14.3	27.3	13.2	208.6	100.0
2003(1)	51.1	23.7	102.5	47.6	32.4	15.1	29.2	13.6	215.2	100.0

(1)	Preliminary.

Source: Monthly Energy Statistics, June 2004; Korea Energy Economics Institute.

The Republic’s first nuclear power plant went into full operation in 1978 with a rated generating capacity of 587 megawatts. Construction of an additional 18 nuclear power plants was completed by July 2004, adding 16,129 megawatts of generating capacity. The Republic’s total nuclear power generating capacity is estimated to be 16,716 megawatts as of July 31, 2004.

Services Sector

In 1998, the services sector was adversely affected by the Republic’s economic downturn. In 1998, the transportation, storage and communications subsector contracted by 0.8% compared with 1997. In 1999, the transportation, storage and communications subsector increased by 13.0% compared with 1998. The transportation, storage and communications sector further increased by 19.2% in 2000 compared with 1999. In 2001, the transportation, storage and communications sector increased by 14.9% compared with 2000. In 2002, the transportation, storage and communications sector increased by 9.2% compared with 2001. Based on preliminary data, in 2003, the transportation, storage and communications sector increased 3.7% compared with 2002. The financing, insurance, real estate and business services subsector contracted by 1.9% in 1998 because of the economic downturn. With large increases in securities trading in 1999, the financing, insurance, real estate and business services subsector increased by 5.5% compared with 1998. In 2000, the financing, insurance, real estate and business service subsector increased by 4.9% compared with 1999. In 2001, the financing, insurance, real estate and business service subsector increased by 3.9% compared with 2000. In 2002, the financing, insurance, real estate and business service subsector increased by 8.3% compared with 2001. Based on preliminary data, in 2003, the financing, insurance, real estate and business service subsector increased 2.6% compared with 2002.

Prices, Wages and Employment

The following table shows selected price and wage indices and unemployment rates:

	Producer Price Index(1)	Increase Over Previous Year	Consumer Price Index(1)	Increase Over Previous Year	Wage Index(1)(2)	Increase Over Previous Year	Unemployment Rate(1)(3)
	(2000=100)	(%)	(2000=100)	(%)	(2000=100)	(%)	(%)
1997	89.2	3.8	90.2	4.4	84.7	7.0	2.6
1998	100.1	12.2	97.0	7.5	82.6	(2.5)	7.0
1999	98.0	(2.1)	97.8	0.8	92.6	12.1	6.3
2000	100.0	2.0	100.0	2.3	100.0	8.0	4.1
2001	99.5	(0.5)	104.1	4.1	105.6	5.6	3.8
2002	99.2	(0.3)	106.9	2.7	117.9	11.6	3.1
2003	101.4	2.2	110.7	3.6	129.0	9.4	3.4

(1)	Average for year.
(2)	Nominal wage index of earnings in all industries.
(3)	Expressed as a percentage of the economically active population.

Source: The Bank of Korea; Korea National Statistical Office.

The Government’s economic policy has helped keep inflation low. The inflation rate stood at 4.4% in 1997, 7.5% in 1998, 0.8% in 1999, 2.3% in 2000, 4.1% in 2001 and 2.7% in 2002. In 2003, the inflation rate was 3.6%. Based on preliminary data, in the first half of 2004, the inflation rate was 3.3%.

The economic events in 1997 and 1998 described above led to an increase in unemployment from 2.6% in 1997 to 6.3% in 1999, but unemployment has since decreased to 4.1% in 2000, 3.8% in 2001 and 3.1% in 2002. In 2003, the unemployment rate was 3.4%. In the first two quarters of 2004, the unemployment rate was 3.8% and 3.3%, respectively.

From 1992 to 2003, the economically active population of the Republic increased by 17.4% to 22.9 million, while the number of employees increased by 16.5% to 22.1 million. The economically active population over 15 years old as a percentage of the total over-15 population has remained between 60% and 63% over the past decade. Literacy among workers under 50 is almost universal.

As of July 1, 2004, Korea adopted the five-day workweek system for large corporations with over 1,000 employees, publicly-owned (state-run) companies, banks and insurance companies, reducing working hours from 44 to 40 hours a week. See “The Republic of Korea—The Economy—Recent Developments”.

For a description of the Republic’s unemployment insurance system, see “The Republic of Korea—The Economy—Post-IMF Reforms—Labor Market Reform”.

Balance of Payments and Foreign Trade

Balance of Payments

Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current balance and the capital balance. The current balance tracks a country’s trade in goods and services and transfer payments and measures whether a country is living within its income from trading and investments. The capital balance covers all transactions involving the transfer of capital into and out of the country, including loans and investments. The overall balance represents the sum of the current and capital balances. An overall balance surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. An overall balance deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency. The financial account mirrors the overall balance. If the overall balance is positive, the surplus, which represents the nation’s savings, finances the overall deficit of the country’s trading partners. Accordingly, the financial account will indicate cash outflows equal to the overall surplus. If, however, the overall balance is negative, the nation has an international deficit which must be financed. Accordingly, the financial account will indicate cash inflows equal to the overall deficit.

The following table sets out certain information with respect to the Republic’s balance of payments.

Balance of Payments

	December 31,
Classification	1998	1999	2000	2001	2002	2003(3)
	(millions of dollars)
Current Account	40,371.2	24,521.9	12,250.8	8,032.6	5,393.9	12,320.7
Goods	41,665.0	28,463.0	16,953.6	13,488.0	14,777.4	22,161.3
Exports(1)	132,313.1	143,685.5	172,267.5	150,439.1	162,470.5	193,817.4
Imports(1)	93,281.8	119,752.3	160,481.0	141,097.8	152,126.2	178,826.7
Services	1,024.1	(651.0)	(2,847.8)	(3,872.1)	(8,197.5)	(7,611.2)
Income	(5,638.3)	(5,159.0)	(2,421.3)	(1,198.1)	432.3	595.4
Current Transfers	3,320.4	1,868.9	566.3	(385.2)	(1,618.3)	(2,824.8)
Capital and Financial Account	(3,196.7)	2,040.3	12,110.0	(3,390.8)	6,251.5	13,128.3
Financial Account(2)	(3,367.8)	2,429.6	12,725.2	(2,659.8)	7,338.3	14,530.4
Capital Account	171.1	(389.3)	(615.2)	(731.0)	(1,086.8)	(1,402.1)
Changes in Reserve Assets	(30,975.0)	(22,982.9)	(23,771.2)	(7,575.8)	(11,799.4)	(25,849.5)
Net Errors and Omissions	(6,199.5)	(3,579.3)	(589.6)	2,934.0	154.0	400.5

(1)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(2)	Includes borrowings from the IMF, syndicated bank loans and short-term borrowings.
(3)	Preliminary.

Source:	Monthly Bulletin, June 2004; The Bank of Korea.

The figures for 2003 indicate a current account surplus of approximately US$12.3 billion. The current account surplus in 2003 increased in comparison with the current account surplus in 2002, primarily due to an increase in surplus from the trade account.

Trade Balance

Trade balance figures measure the difference between a country’s exports and imports. If exports exceed imports the country has a trade balance surplus while if imports exceed exports the country has a deficit. A deficit, indicating that a country’s receipts from abroad fall short of its payments to foreigners, must be financed, rendering the country a debtor nation. A surplus, indicating that a country’s receipts exceed its payments to foreigners, allows the country to finance its trading partners’ net deficit to the extent of the surplus, rendering the country a creditor nation.

The following table summarizes the Republic’s trade balance for the periods indicated:

Trade Balance

	Exports(1)	Imports(2)	Balance of Trade	Exports as % of Imports
	(millions of dollars, except percentages)
1998	132,313.1	93,281.8	39,031.3	141.8
1999	143,685.5	119,752.3	23,933.2	120.0
2000	172,267.5	160,481.0	11,786.5	107.3
2001	150,439.1	141,097.8	9,341.3	106.6
2002	162,470.5	152,126.2	10,344.4	106.8
2003(3)	193,817.4	178,826.7	14,990.7	108.4

(1)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(2)	These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods include insurance and freight cost.
(3)	Preliminary.

Source: Principal Economic Indicators, June 2004; The Bank of Korea.

The Republic, due to its lack of natural resources, relies on extensive trading activity for growth. The country meets virtually all domestic requirements for petroleum, wood and rubber with imports, as well as much of its coal and iron needs. Exports consistently represent a high percentage of GDP and, accordingly, the international economic environment is of crucial importance to the Republic’s economy.

The following tables give information regarding the Republic’s exports and imports by major commodity groups:

Exports by Major Commodity Groups (F.O.B.)(1)

	1998		As % of Total		1999	As % of Total	2000	As % of Total	2001	As % of Total	2002	As % of Total	2003	As % of Total
	(millions of dollars, except percentages)
Foods & Consumer Goods	2,744.7		2.1		2,951.0	2.1	2,791.9	1.6	2,646.2	1.8	2,634.7	1.6	2,792.3	1.4
Raw Materials and Fuels	7,385.4		5.6		7,846.7	5.5	11,572.3	6.7	9,999.5	6.6	8,498.1	5.2	9,048.4	4.7
Light Industrial Products	32,486.0		24.6		29,708.6	20.7	30,286.2	17.6	26,316.2	17.5	25,479.5	15.7	27,306.4	14.1
Textile Material	N/A	(2)	N/A	(2)	14,009.3	10.0	14,257.5	8.7	12,572.0	8.4	11,950.8	7.4	11,291.8	5.9
Tires and Tubes	1,543.0		1.2		1,485.8	1.0	1,421.4	0.8	1,425.7	0.9	1516.7	0.9	1,715.1	0.9
Heavy & Chemical Industrial Products	89,697.0		67.8		103,179.2	71.8	127,617.1	74.1	111,477.2	74.1	125,858.3	77.5	154,670.4	79.8
Chemical Manufacturing Products.	9,016.8		6.8		9,408.8	6.5	12,144.7	7.0	10,826.7	7.2	11,845.3	7.3	14,781.6	7.6
Metal Goods	11,118.7		8.4		10,308.4	7.2	11,362.5	6.6	10,031.4	6.7	10,312.1	6.4	13,089.8	6.8
Machinery	10,064.0		7.6		11,593.7	8.1	11,997.0	7.0	11,640.4	7.7	12,824.6	7.9	16,007.6	8.3
Electronics.	34,284.4		25.9		45,806.7	31.9	62,043.0	36.0	47,359.7	31.5	56,116.5	34.5	68,189.1	35.2
Passenger Cars.	8,167.1		6.2		9,416.7	6.6	11,101.6	6.4	11,450.8	7.6	13,322.3	8.2	17,479.8	9.0
Ships.	8,014.1		6.1		7,490.3	5.2	8,229.4	4.8	9,699.2	6.4	10,672.2	6.6	11,103.9	5.7

Total	132,313.1		100.0		143,685.5	100.0	172,267.5	100.0	150,439.1	100.0	162,470.5	100.0	193,817.4	100.0

(1)	These entries are derived from customs clearance statistics. F.O.B. stands for “free on board”, meaning that insurance and freight costs are not included.
(2)	Not available.

Source: Monthly Bulletin, June 2004; The Bank of Korea.

Imports by Major Commodity Groups (C.I.F.)(1)

	1998	As % of Total	1999	As % of Total	2000	As % of Total	2001	As % of Total	2002	As % of Total	2003	As % of Total
	(millions of dollars, except percentages)
Foods & Consumer Goods	12,655.4	13.6	14,011.6	11.7	16,073.7	10.0	16,630.7	11.8	20,250.9	13.3	23,595.2	13.2
Grain	2,519.9	2.7	2,319.6	1.9	2,438.3	1.5	2,528.8	1.8	2,665.0	1.8	2,993.9	1.6
Direct Consumption Goods	2,372.5	2.5	3,655.9	3.1	4,646.8	2.9	4,786.5	3.4	5,707.7	3.8	6,161.0	3.4
Durable Goods	6,644.4	7.1	6,396.9	5.3	6,424.0	4.0	6,216.8	4.4	7,759.7	5.1	9,922.0	5.5
Nondurable Goods	1,090.8	1.2	1,623.4	1.4	2,549.3	1.6	3,091.2	2.2	4,112.3	2.7	4,574.5	2.6
Industrial Materials and Fuels	45,593.5	48.9	57,252.9	47.8	78,974.8	49.2	71,929.3	51.0	73,891.4	48.6	86,407.2	48.3
Crude Oil	11,240.6	12.1	14,782.7	12.3	25,215.6	15.7	21,367.8	15.1	19,200.3	12.6	23,081.6	12.9
Raw Material for Light Industry	3,731.8	4.0	4,184.7	3.5	4,844.7	3.0	4,408.8	3.1	5,320.4	3.5	5,363.8	3.0
Chemical Products	7,973.7	8.5	9,796.3	8.2	11,837.6	7.4	11,274.5	8.0	12,269.2	8.1	14,443.1	8.1
Steel Products	3,319.2	3.6	4,750.3	4.0	6,007.0	3.7	5,029.7	3.6	6,267.8	4.1	8,204.8	4.6
Capital Goods	35,032.9	37.6	48,487.8	40.5	65,432.5	40.8	52,537.8	37.2	57,983.8	38.1	68,824.3	38.5
Machinery	10,491.5	11.2	13,514.2	11.3	18,425.9	11.5	15,264.2	10.8	17,998.9	11.8	21,704.2	12.1
Electronic Products	21,583.4	23.1	31,673.1	26.4	43,292.9	27.0	33,839.2	24.0	35,996.6	23.7	42,528.5	23.8
Transport Equipment	2,137.7	2.3	2,392.5	2.0	2,815.5	1.8	2,648.4	1.9	3,082.5	2.0	3,379.6	1.9

Total	93,281.8	100.0	119,752.3	100.0	160,481.0	100.0	141,097.8	100.0	152,126.2	100.0	178,826.7	100.0

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods include insurance and freight costs.

Source: Monthly Bulletin, June 2004; The Bank of Korea.

In 1998, the Republic recorded a trade surplus of US$39.0 billion due to a 35.5% decrease in imports. The Republic’s economic difficulties drove down imports of all categories of goods. Exports decreased by 2.8% due to decreases in the country’s major export categories.

In 1999, the Republic recorded a trade surplus of US$23.9 billion. Exports grew by 8.6% and imports grew by 28.4%.

In 2000, the Republic recorded a trade surplus of US$11.8 billion. The Republic’s economic recovery led to a 34.0% increase in imports and a 19.9% increase in exports, due to an increase in major import and export categories.

In 2001, the Republic recorded a trade surplus of US$9.3 billion. Exports decreased by 12.7% primarily due to weaker sales of computer products and imports decreased by 12.1% primarily due to decreased demand for raw materials and capital goods.

In 2002, the Republic recorded a trade surplus of US$10.3 billion. Exports increased by 8.0% primarily due to an increase in sales of semiconductors, automobiles and wireless telecommunication devices and an increase in trade volume with China and imports increased by 7.8% primarily due to an increase in purchases of raw materials and machinery.

The Republic recorded a trade surplus of US$15.0 billion in 2003. Exports increased by 19.3% and imports increased by 17.6% compared to 2002.

Based on preliminary data, in the first half of 2004, the Republic recorded a trade surplus of US$15.2 billion. Exports increased by 38.3% to US$1,232.2 billion and imports increased by 25.7% to US$1,080.1 billion from US$890.9 billion of exports and US$859.3 billion of imports, respectively, in the first half of 2003.

The Republic’s largest trading partners, the United States, Japan and China accounted for the following percentages of the country’s imports and exports:

	1998		1999		2000		2001		2002		2003
	Exports	Imports	Exports	Imports	Exports	Imports	Exports	Imports	Exports	Imports	Exports	Imports
	(percentages of total imports or exports)
United States	17.2	21.9	20.5	20.8	21.8	18.2	20.7	15.8	20.2	15.1	17.7	13.9
Japan	9.2	18.1	11.0	20.2	11.9	19.8	11.0	18.9	9.3	19.6	8.9	20.3
China(1)	16.0	7.5	15.8	8.1	16.9	8.8	18.4	10.3	20.9	12.6	25.7	13.8

(1)	Includes Hong Kong.

Source: Ministry of Commerce, Industry and Energy.

In 2003, the outbreak of severe acute respiratory syndrome, or SARS, in Asia (including China) and other parts of the world increased uncertainty of economic prospects for affected countries in particular, as well as world economic prospects in general. Another outbreak of SARS or similar incidents in the future may have an adverse effect on Korean and world economies.

Non-Commodities Trade Balance

In 1998, the Republic recorded a non-commodities trade deficit in its current account of approximately US$4.6 billion. In 1999, the non-commodities trade deficit increased to US$5.8 billion. The non-commodities trade deficit decreased to US$5.3 billion in 2000 and US$4.4 billion in 2001. In 2002, the non-commodities trade deficit increased to US$7.8 billion but decreased to US$7.0 billion in 2003.

Foreign Currency Reserves

The following table shows the Republic’s total official foreign currency reserves:

Total Official Reserves

	December 31,
	1999	2000	2001	2002	2003
	(millions of dollars)
Gold(1)	$67.1	$67.6	$68.3	$69.2	$70.9
Foreign Exchange	73,700.3	95,855.1	102,487.5	120,811.4	154,508.8

Total Gold and Foreign Exchange	73,767.4	95,922.7	102,555.8	120,880.6	154,579.7
Reserve Position at IMF	286.5	271.8	262.2	520.2	751.6
Special Drawing Rights	0.7	3.5	3.3	11.8	21.0

Total Official Reserves	$74,054.5	$96,198.1	$102,821.4	$121,412.5	$155,352.4

(1)	For this purpose, domestically-owned gold is valued at US$42.22 per troy ounce (31.1035 grams) and gold deposited overseas is calculated at cost of purchase.

Source: The Bank of Korea.

The Government’s foreign currency reserves increased to US$168.0 billion as of July 31, 2004 from US$8.9 billion as of December 31, 1997, primarily due to continued balance of trade surpluses and capital inflows.

The Financial System

Structure of the Financial Sector

The Republic’s financial sector includes the following categories of financial institutions:

•	The Bank of Korea;

•	banking institutions;

•	non-bank financial institutions; and

•	other financial entities, including:

—securities institutions;

—credit guarantee institutions;

—venture capital companies; and

—miscellaneous others.

To increase transparency in financial transactions and enhance the integrity and efficiency of the financial markets, Korean law requires that financial institutions confirm that their clients use their real names when transacting business. To ease the liquidity crisis, the Government altered the real-name financial transactions system during 1998, to allow the sale or deposit of foreign currencies through domestic financial institutions and the purchase of certain bonds, including Government bonds, without identification. The Government also strengthened confidentiality protection for private financial transactions.

Banking Industry

The banking industry comprises commercial banks and specialized banks. Commercial banks serve the general public and corporate sectors. They include nationwide banks, regional banks and branches of foreign banks. Regional banks provide services similar to nationwide banks, but operate in a geographically restricted region. Branches of foreign banks have operated in Korea since 1967 but provide a relatively small proportion of the country’s banking services. As of December 31, 2003 commercial banks consisted of eight nationwide banks, all of which have branch networks throughout Korea, six regional banks and 62 branches of 40 foreign banks operated in the country. Nationwide and regional banks had, in the aggregate, 4,992 domestic branches and offices, 57 overseas branches, six overseas representative offices and 21 overseas subsidiaries as of December 31, 2003.

Specialized banks meet the needs of specific sectors of the economy in accordance with Government policy and are organized under, or chartered by, special laws. Specialized banks include:

•	The Korea Development Bank;

•	The Export-Import Bank of Korea;

•	The Industrial Bank of Korea;

•	National Agricultural Cooperative Federation (which merged the National Livestock Cooperative Federation and the National Ginseng Cooperation Federation into it in July 2000); and

•	National Federation of Fisheries Cooperatives.

The economic difficulties in 1997 and 1998 caused an increase in Korean banks’ non-performing assets and a decline in capital adequacy ratios of Korean banks. From 1998 through 2002, the Financial Supervisory

Commission amended banking regulations several times to adopt more stringent criteria for non-performing loans that more closely followed international standards. The new criteria increased the level of non-performing loans held by banks and other financial institutions. The following table sets out the total loans and discounts and non-performing assets of the commercial banking sector.

	Total Loans	Non-Performing Assets	Percentage of Total Loans
	(in trillions of won)		(percentage)
December 31, 1999	328.3	27.4	8.3
December 31, 2000	361.6	23.9	6.6
December 31, 2001	379.1	11.0	2.9
December 31, 2002	464.6	9.0	1.9
December 31, 2003	499.5	10.8	2.2

Source: Banking Statistics, February 2003; Financial Supervisory Service.

Most of the growth in total loans since the end of 1999, and in particular, since the end of 2001, has been attributable to loans to the retail sector, accounting for 51.8% of total loans as of December 31, 2002, compared to 40.0% as of December 31, 1999.

A group of the Republic’s banks, including eight nationwide commercial banks, six regional commercial banks and five special banks, posted an aggregate net profit of (Won)5.0 trillion in 2002, compared to an aggregate net profit of (Won)4.7 trillion in 2001. In 2003, these banks posted an aggregate net profit of (Won)1.9 trillion compared to an aggregate net profit of (Won)5.0 trillion in 2002, primarily due to increased loan loss provisions for SK Networks and credit card companies.

Non-Bank Financial Institutions

Non-bank financial institutions include:

•	investment institutions, including merchant banks, asset management companies and the Korea Securities Finance Corporation;

•	savings institutions, including trust accounts of banks, mutual savings and finance companies, credit unions, mutual credit facilities, community credit cooperatives and savings taken by post offices;

•	life insurance institutions; and

•	credit card companies.

As of December 31, 2003, three merchant banks were operating in the country. Since 1998, 28 merchant banks have been closed or merged into commercial banks or securities firms. As of December 31, 2003 the total assets of Korea’s merchant banks amounted to an aggregate of (Won)820.0 billion.

Through December 2001, pursuant to the Act on Structural Improvement of the Financial Industry with approval of the Financial Supervisory Commission, each of five securities investment trust companies, which managed and sold securities investment trusts, was split into an investment trust management company which only manages the trusts and a securities company. As of December 31, 2003, 33 securities investment trust management companies, which manage the trusts, operate in Korea. Currently, there is no securities investment trust company that also sells interests in the trusts in the Republic. As of December 31, 2003, total assets of all the securities investment trust companies totaled (Won)1,412.7 billion.

The Korean Bank Act permits banks to provide trust account management services with the approval of the Financial Supervisory Commission. However, the Indirect Investment Asset Management Business Act, effective January 5, 2004, prohibits banks from offering trust account management services for money trust products that are not managed under specified investment policies from July 5, 2004 (except under certain limited circumstances) unless banks qualify as an asset management company under the Indirect Investment Asset Management Business Act before such date. Banks segregate trust assets and cannot use them to satisfy claims of depositors or other creditors. Accordingly, trust accounts appear separately from banking accounts in the banks’ financial statements. As of December 31 2003, assets of trust accounts of all banks providing trust account management services totaled (Won)105,369.1 billion.

The country had 114 mutual savings banks as of December 31, 2003, with assets totaling (Won)30,099.4 billion.

As of December 31, 2003, 12 domestic life insurance institutions, four joint venture life insurance institutions [with foreign entities] and eight wholly-owned subsidiaries of foreign life insurance companies, with assets totaling approximately (Won)183.2 trillion as of December 31 2003, were operating in the Republic.

As of December 31, 2003, eight credit card companies operated in the country with loans totaling approximately (Won)55.0 trillion, of which 14.1% were classified as non-performing loans. As of June 30, 2004, six credit card companies operated in the country with loans totaling approximately (Won)41.7 trillion, of which 10.9% were classified as non-performing loans.

Money Markets

In Korea, the money markets consist of the call market and markets for a wide range of other short-term financial instruments, including treasury bills, monetary stabilization bonds, negotiable certificates of deposits, repurchase agreements and commercial paper.

Securities Markets

As of June 30, 2004, 42 domestic securities companies (including joint venture securities companies [with foreign entities]) and 15 branches of foreign securities companies operated in Korea.

The Korea Stock Exchange, a non-profit corporation wholly owned by its member firms began operations in 1956 and is Korea’s only stock exchange. It has a single trading floor located in Seoul. The exchange imposes daily limits on share price movements to avoid excessive fluctuation. The Korea Composite Stock Price Index is comprised of all equities listed on the exchange. The exchange opened a stock index futures market in May 1996 and an options market in July 1997.

In addition to the Korea Stock Exchange, Korea has two over-the-counter stock markets. The KOSDAQ was established in July 1996, and the OTC Bulletin Board Market was launched in March 2000 for trading of shares not listed on either the Korea Stock Exchange or the KOSDAQ. Under the Korea Securities and Futures Exchange Act promulgated in January 2004, the Korea Stock Exchange, the KOSDAQ and the Korea Futures Exchange are expected to be merged into a single exchange to be known as the Korea Securities and Futures Exchange by the end of 2004.

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated.

December 28, 1998	562.5
December 28, 1999	1,028.1
December 26, 2000	504.6
January 31, 2001	617.9
February 28, 2001	578.1
March 30, 2001	523.2
April 30, 2001	577.4
May 31, 2001	612.2
June 29, 2001	595.1
July 31, 2001	541.6
August 31, 2001	545.1
September 28, 2001	479.7
October 31, 2001	537.8
November 30, 2001	643.9

December 28, 2001	693.7
January 31, 2002	748.1
February 28, 2002	820.0
March 29, 2002	895.6
April 30, 2002	842.3
May 31, 2002	796.4
June 28, 2002	742.7
July 31, 2002	718.0
August 30, 2002	736.4
September 30, 2002	646.4
October 31, 2002	658.9
November 29, 2002	724.8
December 30, 2002	627.6
January 30, 2003	591.9
February 28, 2003	575.4
March 31, 2003	535.7
April 30, 2003	599.4
May 30, 2003	633.4
June 30, 2003	669.9
July 31, 2003	713.5
August 29, 2003	759.5
September 30, 2003	697.5
October 31, 2003	782.4
November 28, 2003	796.2
December 30, 2003	810.7
January 30, 2004	848.5
February 27, 2004	883.4
March 31, 2004	880.5
April 30, 2004	862.8
May 31, 2004	803.8
June 30, 2004	785.8
July 30, 2004	735.3

On December 27, 1997, the last day of trading in 1997, the index stood at 376.3, a sharp decline from 647.1 on September 30, 1997. The fall resulted from growing concerns about the Republic’s weakening financial and corporate sectors, the Republic’s falling foreign currency reserves, the sharp depreciation of the Won against the U.S. Dollar and other external factors, such as a sharp decline in stock prices in Hong Kong on October 24, 1997 and financial turmoil in Southeast Asian countries. The Korea Composite Stock Price Index rose to 1,028.1 on December 28, 1999, but has since been volatile. The index was 773.9 on August 16, 2004.

Supervision System

The Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and all other financial sector regulatory bodies merged in January 1999 to form the Financial Supervisory Commission. The Financial Supervisory Commission acts as the executive body over the Financial Supervisory Service. The Financial Supervisory Commission reports to, but operates independently of, the Prime Minister’s office.

The Ministry of Finance and Economy focuses on financial policy and foreign currency regulations. The Bank of Korea manages monetary policy focusing on price stabilization.

Insurance System

The Republic’s deposit insurance system insures amounts on deposit with banks, non-bank financial institutions, securities companies and life insurance companies.

Since January 2001, deposits at any single financial institution are insured only up to (Won)50 million regardless of the amount deposited.

The Government recently excluded certain deposits, such as repurchase agreements, from the insurance scheme, expanded the definition of unsound financial institutions to which the insurance scheme would apply and increased the insurance premiums payable by insured financial institutions.

Monetary Policy

The Bank of Korea

The Bank of Korea was established in 1950 as Korea’s central bank and the country’s sole currency issuing bank. A seven-member Monetary Policy Committee, chaired by the Governor of The Bank of Korea, formulates and controls monetary and credit policies.

The core inflation rate, which is the consumer price index adjusted to remove the non-cereal agriculture and petroleum components, is used as The Bank of Korea’s target indicator. To achieve its established inflation target, the Monetary Policy Committee of The Bank of Korea determines and announces its overnight call rate target on a monthly basis. The Bank of Korea uses open market operations as its primary instrument to keep the call rate in line with the Monetary Policy Committee’s target rate. In addition, The Bank of Korea is able to establish policies regarding its lending to banks in Korea and their reserve requirements.

Interest Rates

Interest rates gradually have been deregulated under a four-stage plan initiated in August 1991. In July 1997, some elements of the fourth and final stage of the plan were put in place. On July 10, 2003, the Bank of Korea cut its target for the benchmark call rate (uncollaterized overnight rate) to 3.75% from 4.00%, which was further lowered to 3.5% on August 12, 2004. As of the end of 2003, all deposit and lending rates had been deregulated with the exception of those on demand deposits. In February 2004, the Bank of Korea removed the 1% per annum deposit interest rate ceiling on demand deposits.

Money Supply

The following table shows the volume of the Republic’s money supply:

Money Supply

	December 31,
	1998	1999	2000	2001	2002	2003
	(billions of won)
Money Supply (M1)(1)	121,731.1	170,659.4	196,714.5	246,720.5	283,580.8	298,952.9
Quasi-money(2)	517,933.2	501,885.0	510,984.4	518,258.8	588,494.8	599,116.5
Money Supply (M2)	639,664.3	672,544.4	707,698.9	764,979.3	872,075.6	898,069.4
Percentage Increase Over Previous Year	23.7%	5.1%	5.2%	8.1%	14.0%	3.0%

(1)	Consists of currency in circulation and demand and instant access savings deposits at financial institutions.
(2)	Includes time and installment savings deposits, marketable instruments, yield-based dividend instruments and financial debentures, excluding financial instruments with a maturity of more than two years.

Source: The Bank of Korea.

Exchange Controls

Authorized foreign exchange banks, as approved by the Ministry of Finance and Economy, handle foreign exchange transactions. The ministry has designated other types of financial institutions to handle foreign exchange transactions on a limited basis.

Korean laws and regulations generally require the approval of, or a report to, either the Ministry of Finance and Economy, The Bank of Korea or authorized foreign exchange banks, as applicable, for issuances of international bonds and other instruments, overseas investments and certain other transactions involving foreign exchange payments.

In 1994 and 1995, the Government relaxed regulations of foreign exchange position ceilings and foreign exchange transaction documentation and created free Won accounts which may be opened by non-residents at Korean foreign exchange banks. The Won funds deposited into the free Won accounts may be converted into foreign currencies and remitted outside Korea without any governmental approval. In December 1996, after joining the OECD, the Republic freed the repatriation of investment funds, dividends and profits, as well as loan repayments and interest payments. The Government continues to reduce exchange controls in response to changes in the world economy, including the new trade regime under the WTO, anticipating that such foreign exchange reform will improve the Republic’s competitiveness and encourage strategic alliances between domestic and foreign entities.

In September 1998 the National Assembly passed the Foreign Exchange Transaction Act, which became effective in April 1999 and was subsequently amended in December 2000. In principle, most currency and capital transactions, including, among others, the following transactions have been liberalized:

•	the investment in real property located overseas by Korean companies and financial institutions;

•	the establishment of overseas branches and subsidiaries by Korean companies and financial institutions;

•	the investment by non-residents in deposits and trust products having more than one year maturities; and

•	the issuance of debentures by non-residents in the Korean market.

To minimize the adverse effects from further opening of the Korean capital markets, the Ministry of Finance and Economy is authorized to introduce a variable deposit requirement system to restrict the influx of short-term speculative funds.

The Government has also embarked on a second set of liberalization initiatives starting in January 2001, under which ceilings on international payments for Korean residents have been eliminated, including overseas travel expenses, overseas inheritance remittances and emigration expenses. Overseas deposits, trusts, acquisitions of foreign securities and other foreign capital transactions made by residents and the making of deposits in Korean currency made by non-residents have also been liberalized. In line with the foregoing liberalization, measures will also be adopted to curb illegal foreign exchange transactions and to stabilize the foreign exchange market.

Foreign Exchange

The following table shows the exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Services, Ltd. as of the dates indicated.

Exchange Rates

Won/U.S. Dollar Exchange Rate
December 31, 1996	844.2
December 31, 1997	1,415.2
December 31, 1998	1,207.8
December 30, 1999	1,145.4
December 29, 2000	1,259.7
January 31, 2001	1,265.5
February 28, 2001	1,245.7

Won/U.S. Dollar Exchange Rate
March 30, 2001	1,314.0
April 30, 2001	1,324.7
May 31, 2001	1,292.9
June 30, 2001	1,300.7
July 31, 2001	1,301.4
August 31, 2001	1,283.8
September 29, 2001	1,309.1
October 31, 2001	1,296.1
November 30, 2001	1,274.0
December 31, 2001	1,326.1
January 31, 2002	1,314.8
February 28, 2002	1,327.7
March 30, 2002	1,326.4
April 30, 2002	1,292.2
May 31, 2002	1,233.3
June 29, 2002	1,201.8
July 31, 2002	1,197.0
August 31, 2002	1,200.5
September 30, 2002	1,225.5
October 31, 2002	1,233.4
November 30, 2002	1,208.0
December 31, 2002	1,200.4
January 30, 2003	1,170.5
February 28, 2003	1,186.8
March 31, 2003	1,252.9
April 30, 2003	1,213.1
May 31, 2003	1,205.3
June 30, 2003	1,193.1
July 31, 2003	1,180.0
August 30, 2003	1,178.5
September 30, 2003	1,150.2
October 31, 2003	1,177.3
November 29, 2003	1,203.6
December 31, 2003	1,197.8
January 31, 2004	1,173.7
February 27, 2004	1,176.2
March 31, 2004	1,146.6
April 30, 2004	1,167.7
May 31, 2004	1,165.7
June 30, 2004	1,152.5
July 31, 2004	1,171.3

Prior to November 1997, the Government permitted exchange rates to float within a daily range of 2.25%. In response to the substantial downward pressures on the Won caused by the Republic’s economic difficulties in late 1997, in November 1997, the Government expanded the range of permitted daily exchange rate fluctuations to 10%. The Government eliminated the daily exchange rate band in December 1997, and the Won now floats according to market forces. The value of the Won relative to the U.S. dollar depreciated from (Won)888.1 to US$1.00 on June 30, 1997 to (Won)1,964.8 to US$1.00 on December 24, 1997. Due to improved economic conditions and increases in trade surplus, the Won has generally appreciated against the U.S. dollar. The market average exchange rate was (Won)1,162.2 to US$1.00 on August 16, 2004.

Government Finance

The Ministry of Planning and Budget prepares the Government budget, and the Ministry of Finance and Economy administers the Government’s finances.

The Government’s fiscal year commences on January 1. The Ministry of Planning and Budget must submit the budget to the National Assembly not later than 90 days prior to the start of the fiscal year and may submit supplementary budgets revising the original budget at any time during the fiscal year.

The following table shows consolidated Government revenues and expenditures.

Consolidated Central Government Revenues and Expenditures

	1998	1999	2000	2001	2002	2003(2)
	(billions of won)
Total Revenues	96,673	107,924	135,811	144,033	158,712	172,231
Current Revenues	95,790	106,537	134,415	142,709	157,226	170,767
Total Tax Revenues	67,798	75,658	92,935	95,793	103,967	114,664
Income Profits and Capital Gains	27,975	25,220	35,387	35,638	38,404	46,420
Tax on Property	1,379	3,272	4,262	2,920	2,894	2,921
Tax on Goods and Services	27,159	33,608	38,020	43,818	48,047	50,906
Customs Duties	3,836	4,687	5,800	5,923	6,601	6,847
Others	7,449	8,871	9,466	7,494	8,021	7,570
Social Security Contribution	10,512	12,008	14,798	17,538	19,723	20,703
Non-Tax Revenues	17,480	18,871	26,682	29,378	33,536	35,399
Capital Revenues	883	1,387	1,396	1,324	1,486	1,459
Total Expenditures and Net Lending	115,430	120,988	129,284	136,765	136,046	164,086
Total Expenditures	90,990	101,236	109,443	126,688	135,610	166,789
Current Expenditures	70,631	76,798	87,170	101,744	106,255	136,189
Goods and Services	21,697	19,772	24,707	26,223	28,629	29,812
Interest Payments	3,399	5,884	6,888	7,198	6,846	6,594
Subsidies and Other Transfers(1)	44,430	49,333	55,114	66,540	68,929	96,493
Subsidies	576	432	329	534	768	424
Other Transfers(1)	43,854	48,901	54,785	66,006	68,161	96,069
Non-Financial Public Enterprises Expenditures	1,105	1,809	461	1,783	1,851	3,290
Capital Expenditures	20,359	24,438	22,273	24,944	29,355	30,600
Net Lending	24,440	19,752	19,841	10,077	436	(2,703)

(1)	Includes transfers to local governments, non-profit institutions, households and abroad.
(2)	Preliminary.

Source: Ministry of Finance and Economy.

The consolidated Government account consists of a General Account, Special Accounts (including a non-financial public enterprise special account) and Public Funds. The Government segregates the accounts of certain functions of the Government into Special Accounts and Public Funds for more effective administration and fiscal control. The Special Accounts and Public Funds relate to business type activities, such as economic development, road and railway construction and maintenance, monopolies, and communications developments and the administration of loans received from official international financial organizations and foreign governments.

Revenues derive mainly from national taxes and non-tax revenues. Expenditures include general administration, national defense, community service, education, health, social security, certain annuities and pensions and local finance, which involves the transfer of tax revenues to local governments.

Tax revenues decreased slightly in 1998 because of the country’s economic difficulties. Expenditures increased significantly in 1998 resulting from the Government’s program to restructure the country’s economy and its debt obligations under the financial aid package extended by the IMF. Although the Government reduced expenditures in other budget areas, such as defense and general administration, a fiscal deficit was recorded in 1998 equal to approximately 3.8% of the Republic’s GDP, financed in part by approximately (Won)11.7 trillion of Government bonds issued in the domestic market in 1998.

For 1999, revenues increased by approximately 11.6%, which represented 20.2% of the Republic’s GDP, due in large part to higher tax and non-tax revenues. The Government expanded the value added tax base further and reduced the tax rate on real estate capital gains. The Government imposed modest cuts in several expenditure categories relative to 1998, including wages and salaries, purchase of goods and services, capital spending and net lending to help offset an anticipated increase in interest payments, including the carrying costs for financial sector restructuring. Fiscal deficit in 1999 decreased to approximately 2.4% of GDP.

For 2000, revenues increased by approximately 25.8%, which represented 23.4% of the Republic’s GDP principally due to higher tax and non-tax revenues. Tax revenues increased significantly while expenditures increased slightly due to the country’s economic recovery. Principal factors for the tax revenue increase included:

•	increase of corporate tax revenues due to increase of corporate profits;

•	expansion of the tax base;

•	increase of securities trading tax due to increase of trading volume; and

•	increase of customs duties due to increase of imports.

The Republic had a fiscal surplus of 1.1% in 2000.

For 2001, revenues increased by approximately 6.1%, which represented 23.9% of the Republic’s GDP principally due to higher tax and non-tax revenues. Tax revenues increased due to the country’s economic growth and the accompanying increase in the overall compensation of workers in Korea. Non-tax revenues increased due to the sale by the Government of the shares it owns in Korean companies such as KT Corporation (formerly known as Korea Telecom Corp.) and Korea Tobacco & Ginseng Corporation as part of the Government’s privatization plans. The Republic had a fiscal surplus of 1.2% in 2001.

For 2002, revenues increased by approximately 10.2%, which represented 24.6% of the Republic’s GDP principally due to higher tax and non-tax revenues. Tax revenues increased due to the country’s economic growth and the accompanying increase in the overall compensation of workers in Korea. Non-tax revenues increased due to an increase in surplus amounts transferred from The Bank of Korea. The Republic had a fiscal surplus of 3.5% in 2002.

For 2003, revenues increased by approximately 8.2%, which represented 25.9% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of 1.2% in 2003.

Debt

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. Dollars, the estimated outstanding direct external debt of the Government as of December 31, 2003.

Direct External Debt of the Government

	Amount in Original Currency		Equivalent Amount in U.S. Dollars(1)
	(in millions)
US$	US$	9,877.8	US$	9,877.8
German Mark (DM)	DM	45.0		28.9
Japanese Yen (¥)		¥52,893.5		494.4

Total			US$	10,401.1

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2003.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic.

Direct Internal Debt of the Government

(billions of won)
1998	47,588.6
1999	66,145.3
2000	75,847.6
2001	87,327.5
2002	103,341.3
2003	141,395.2

The following table sets out all guarantees by the Government of indebtedness of others:

	December 31,
	2001	2002	2003
	(billions of won)
Domestic	103,338.5	100,753.7	79,131.7
External(1)	3,431.1	1,717.7	1,458.5

Total	106,769.6	102,471.4	80,590.2

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers in effect on December 31 of each year.

For further information on the outstanding indebtedness, including guarantees, of the Republic, see “The Republic of Korea—Tables and Supplementary Information”.

In December 1997, the National Assembly authorized the guarantee of up to US$20 billion of external debt of Korean banks, and, in January 1998, additional guarantees of up to US$7 billion of external debt of Korean commercial and merchant banks and up to US$8 billion of external debt of The Bank of Korea. The Government guaranteed approximately US$21.8 billion in new one-, two- and three-year loans that replaced the short-term foreign currency debt of eligible Korean financial institutions, all of which has subsequently been repaid. For a further discussion of this program, see “The Republic of Korea—The Economy—Post-IMF Reforms”.

In April 1998, the Government issued US$4.0 billion of U.S. Dollar-denominated debt securities in addition to the World Bank and ADB obligations incurred in 1998.

External Debt

The following tables set out certain information regarding the Republic’s external debt calculated under the criteria published in a compilation by nine international organizations including the IMF and the World Bank in 2003. Prior to June 2003, the Republic had calculated its total external debt using criteria agreed with the IMF during the financial crisis at the end of 1997. Starting from June 2003, in particular, the Republic’s total external debt calculation under the new criteria excludes offshore borrowings by overseas branches and subsidiaries of Korean banks but includes Won-denominated liabilities such as bank deposits by nonresidents and also includes international finance lease liabilities.

	December 31,
	1997	1998	1999	2000	2001	2002	2003(1)
	(billions of dollars)
Foreign Currencies	173.9	162.7	149.9	144.0	126.1	137.4	152.7
Korean Won	0.3	1.1	3.0	4.5	4.7	6.6	8.2

Total External Liabilities	174.2	163.8	152.9	148.5	130.8	144.0	160.9

	December 31,
	1997	1998	1999	2000	2001	2002	2003(1)
	(billions of dollars)
Long-term Debt	110.5	124.9	110.5	99.1	88.9	93.9	105.6

General Government	11.2	15.9	19.8	19.2	18.3	17.6	12.8
Monetary Authorities	11.4	21.7	11.6	10.2	3.6	3.5	3.8
Banks	41.9	41.4	33.9	24.1	21.0	20.3	25.9
Other Sectors	46.0	45.9	45.2	45.6	46.0	52.5	63.1
Short-term Debt	63.7	38.9	42.4	49.4	41.9	50.1	55.3

Monetary Authorities	0.1	0.3	1.2	1.1	1.3	1.4	1.4
Banks	49.2	31.1	33.7	37.7	32.4	40.6	46.0
Other Sectors	14.4	7.5	7.5	10.6	8.2	8.1	7.9
Total External Liabilities	174.2	163.8	152.9	148.5	130.8	144.0	160.9

(1)	Preliminary.

Source: Ministry of Finance and Economy.

Debt Record

The Government has always paid when due the full amount of principal of, interest on, and amortization or sinking fund requirements of, all of its indebtedness.

Tables and Supplementary Information

A. External Debt of the Government

Currency of Borrowings	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2003
	(%)			(millions of units)
US$	0.75-6.25/Floating	1960-2003	1982-2023	US$	9,877.8
Japanese Yen (¥)	3.25-5	1980-1990	2005-2015		¥52,893.5
German Mark (DM)	2-4.5	1973-1985	2003-2021	DM	45.0

Total External Funded Debt(1)				US$	10,401.1

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate between foreign currencies announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2003.

B. External Guaranteed Debt of the Government

Name	Interest Rates	Years of Issue	Years of Maturity	Principal Amounts Outstanding as of December 31, 2003
	(%)			(millions of dollars)
1. Bonds
Total Bonds				None
2. Borrowings
The Korea Development Bank	Floating	1999	2008	176.1
The Korea Development Bank	Floating	1998	2004	65.3
Industrial Bank of Korea	Floating	1999	2008	964.4

Total Borrowings(1)				1,205.9

Total External Guaranteed Debt(1)				1,205.9

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate between foreign currencies announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2003.

C. Internal Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2003
	(%)			(billions of won)
1. Bonds
Interest-Bearing Treasury Bond for Cereals Fund	7.39-10.73	1998-1999	2003-2004	600.0
Foreign Exchange Stabilization Bonds	4.50-9.75	1999-2003	2004-2008	23,650.0
Interest-Bearing Treasury Bond for Treasury Bond Management Fund	4.40-11.26	1995-2003	2005-2013	81,483.3
Interest-Bearing Treasury Bond for National Housing I	5.0	1993-2003	1998-2008	26,878.1
Interest-Bearing Treasury Bond for National Housing II	3.0	1983-1999	2003-2019	3,172.4
Non-interest-Bearing Treasury Bond for Contribution(1)	—	1967-1985	—	11.3

Total Bonds				135,795.2

2. Borrowings
Borrowings from The Bank of Korea				1,940.0
Borrowings from the Sports Promotion Fund				70.0
Borrowings from the Civil Servant Pension Fund				650.0
Borrowings from the Export Insurance Fund				510.0
Authorized Government Debt beyond Budget Limit				2,441.4
Sub-Total				5,611.4

Total Internal Funded Debt				141,406.6

(1)	Interest Rates and Years of Maturity not applicable.

D. Internal Guaranteed Debt of the Government

Name	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2003
	(%)			(billions of won)
1. Bonds of Government-Affiliated Corporations
The Korea Development Bank	Floating	1992-1994	2002-2004	0.8
Korea Container Terminal Authority	6.0%	1993-1996	2002-2005	60.0
Korea Asset Management Corporation	4.26-5.05% /Floating	1997-2003	2002-2008	6,158.8
Korea Deposit Insurance Corporation	5.0-10.4	1998-2002	2003-2008	71,237.3	(1)

Total Bonds				77,456.9

2. Borrowings of Government-Affiliated Corporations
Rural Development Corporation and Federation of Farmland	5.5%	1967	2000-2024	216.2
National Agricultural Cooperative Federation	5.0%	2002	2003	370.0
Others	Floating	1991	1999	1,088.5

Total Borrowings				1,674.7

(1)	Over four years beginning in 2003, (Won)49 trillion of such debt will be converted into direct debt of the government.

DESCRIPTION OF THE DEBT SECURITIES

The Republic will issue debt securities under a fiscal agency agreement or agreements. The term “debt securities”, as used in this prospectus, refers to all debt securities issued and issuable from time to time under such fiscal agency agreement or agreements. The description below summarizes the material provisions of the debt securities and the fiscal agency agreement. Since it is only a summary, the description may not contain all of the information that may be important to you as a potential investor in the debt securities. Therefore, you should read the form of fiscal agency agreement and the form of global debt security before deciding whether to invest in the debt securities. The Republic has filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities will be described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

The Republic will appoint a fiscal agent or agents in connection with debt securities whose duties will be governed by the fiscal agency agreement. The Republic may replace the fiscal agent or appoint different fiscal agents for different series of debt securities.

General Terms of the Debt Securities

The Republic may issue debt securities in separate series at various times. The prospectus supplement that relates to your debt securities will specify some or all of the following terms:

•	the aggregate principal amount;

•	the currency of denomination and payment;

•	any limitation on principal amount and authorized denominations;

•	the percentage of their principal amount at which the debt securities will be issued;

•	the maturity date or dates;

•	the interest rate for the debt securities and, if variable, the method by which the interest rate will be calculated;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	the dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	where and how the Republic will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed before maturity;

•	any sinking fund or similar provision;

•	whether the debt securities are subject to “collective action clauses” (as described in “—Events of Default—Collective Action Debt Securities” below) that contain provisions regarding acceleration and voting on amendments, modifications and waivers that differ from those for the debt securities that are not subject to collective action clauses (see “Description of the Debt Securities—Events of Default—Collective Action Debt Securities” and “—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities”);

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•	if issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other; and

•	other specific provisions.

The Republic may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates.

Depending on the terms of the debt securities issued by the Republic, the prospectus supplement relating to the debt securities may also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, the Republic will pay the principal, premium and interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. The Republic will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, the Republic will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement or debt securities, the Republic will pay interest by check, payable to the registered holder.

If the Republic issues any debt securities in bearer form, it will make any payments on debt securities in bearer form at the offices and agencies of the fiscal agent or any other paying agent outside the United States as the Republic may designate. At the option of the holder of the bearer debt securities, the Republic will make such payments by check or by transfer to an account maintained by the holder with a bank located outside of the United States. The Republic will not make payments on bearer debt securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, the Republic will not make any payment by mail to an address in the United States or by transfer to an account maintained by a holder of bearer debt securities with a bank in the United States. Nevertheless, the Republic will make payments on a bearer debt security denominated and payable in U.S. dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to the Republic.

If the Republic issues bearer debt securities, the Republic will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

Any funds held by the fiscal agent or paying agent in respect of any debt securities remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent or paying agent to the Republic. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid, and you may look only to the Republic for any payment under the debt securities.

Under Korean law, you will not be permitted to file a claim against the Republic for payment of principal or interest on any series of debt securities unless you do so within five years, in the case of principal, and two years, in the case of interest, from the date on which payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, the Republic anticipates that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the fiscal agency agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•	must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from the Republic.

The Republic understands that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

The Republic will register debt securities in the name of a person other than the depositary or its nominee only if:

•	the depositary for a series of debt securities is unwilling or unable to continue as depositary; or

•	the Republic determines, in its sole discretion, not to have a series of debt securities represented by a global security.

In either such instance, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, the Republic expects the depositary to credit the depositary’s participants’ accounts with amounts that correspond to their respective beneficial interests in the global security. The Republic also expects that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. The Republic has no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. The Republic also has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities

The Republic may issue debt securities in a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear and Clearstream, or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement.

Additional Amounts

The Republic will make all payments of principal of, and premium and interest, if any, on the debt securities without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. In that event, the Republic will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction.

The Republic will not pay, however, any additional amounts if you are liable for Korean tax because:

•	you are connected with the Republic other than by merely owning the debt security or receiving income or payments on the debt security;

•	you failed to comply with any certification or other reporting requirement concerning your nationality, residence, identity or connection with the Republic, or any of its political subdivisions or taxing authorities, and the Republic, or any of its political subdivisions or taxing authorities requires compliance with these reporting requirements as a precondition to exemption from Korean withholding taxes; or

•	you failed to present your debt security for payment within 30 days of when the payment is due or, if the fiscal agent did not receive the money prior to the due date, the date notice is given to holders that the fiscal agent has received the full amount due to holders.

The Republic will not pay any additional amounts for taxes on the debt securities except for taxes payable through deduction or withholding from payments of principal, premium or interest. Examples of the types of taxes for which the Republic will not pay additional amounts include the following: estate or inheritance taxes, gift taxes, sales or transfer taxes, personal property or similar taxes, assessments or other governmental charges. The Republic will pay stamp or other similar taxes that may be imposed by the Republic, the United States or any political subdivision or taxing authority in one of those two countries on the fiscal agency agreement or be payable in connection with the issuance of the debt securities.

Status of Debt Securities

The debt securities will:

•	constitute the Republic’s direct, unconditional, unsecured and unsubordinated obligations;

•	rank at least equally in right of payment among themselves, regardless of when issued or currency of payment; and

•	rank at least equally in right of payment with all of the Republic’s existing and future unsecured and unsubordinated External Indebtedness.

“External Indebtedness” means all obligations of the Republic in respect of money borrowed and guarantees given by the Republic in respect of money borrowed by others, payable by its terms or at the option of its holder in any currency other than the currency of Korea.

Negative Pledge Covenant

If any debt securities of a series are outstanding, the Republic will not create or permit to subsist any Security Interests on the Republic’s assets as security for any of the Republic’s Public External Indebtedness unless the debt securities are secured equally and ratably with such Public External Indebtedness. However, the Republic may create or permit Security Interests:

(a)	upon any property or asset (or any interest in properties or assets) at the time of their purchase, improvement, construction, development or redevelopment, solely as security for the payment of the purchase, improvement, construction, development or redevelopment costs of such property or assets, provided that (1) such Security Interest does not extend to any other assets or revenues of the Republic and (2) in the case of construction, the Security Interest may extend to unimproved real property for the construction;

(b)	securing Public External Indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project, provided that (1) the holders of the Public External Indebtedness expressly agree to limit their recourse to the assets and revenues of the project as their principal source of repayment and (2) the property over which the Security Interest is granted consists solely of the assets and revenues of the project (provided that in the case of construction, the Security Interest may extend to unimproved real property for the construction and to any trust account into which the proceeds of the offering creating such Public External Indebtedness may be temporarily deposited pending use in connection with such construction);

(c)	arising in the ordinary course of borrowing activities of the Republic to secure Public External Indebtedness with a maturity of one year or less;

(d)	existing on any property or asset at the time of its acquisition (or arising after its acquisition pursuant to an agreement entered into prior to, and not in contemplation of, such acquisition), and extensions and renewals of such Security Interest limited to the original property or asset covered thereby and securing any extension or renewal of the original secured financing;

(e)	arising out of the renewal, extension or replacement of any Public External Indebtedness permitted under paragraphs (a) or (c) above; provided, however, that the principal amount of such Public External Indebtedness is not increased;

(f)	which (1) arises pursuant to an attachment, distraint or similar legal process arising in connection with court proceedings so long as the execution or other enforcement thereof is effectively stayed and in which the secured claims are being contested in good faith by appropriate proceedings or (2) secures the reimbursement obligation under any bond given in connection with the release of property from any Security Interest referred to in (1) above, provided that in each of (1) and (2), such Security Interest is released or discharged within one year of its imposition;

(g)	in existence as of the date of issuance of the debt securities of a series; and

(h)	arising by operation of law, provided that the Republic may not create such Security Interest solely for the purpose of securing any Public External Indebtedness.

“Security Interest” means any lien, pledge, mortgage, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest.

“Public External Indebtedness” means any External Indebtedness represented by bonds, notes, debentures or other securities that are or were intended to be quoted, listed or traded on any securities exchange or other securities market.

The international reserves of The Bank of Korea represent substantially all of the official gross international reserves of the Republic. Because The Bank of Korea is an independent entity, the Republic is of the view that international reserves owned by The Bank of Korea are not subject to the negative pledge covenant in the debt securities and that The Bank of Korea could in the future incur Public External Indebtedness secured by such reserves without securing amounts payable under the debt securities.

Events of Default

Each of the following constitutes an event of default with respect to any series of debt securities:

(a)	the Republic fails to pay principal or interest or premium or deposit any sinking fund payment on any debt securities of the series when due and such failure to pay continues for 30 days;

(b)	the Republic fails to perform or breaches any of the covenants or agreements in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered to the Republic at the office of the fiscal agent by holders representing at least 10% of the aggregate principal amount of the debt securities of the series;

(c)	the Republic fails to make any payment in respect of:

(1)	Public External Indebtedness (other than Public External Indebtedness constituting guarantees by the Republic) in an aggregate principal amount in excess of US$30,000,000, or its equivalent in any other currency, when due, and such failure continues beyond the applicable grace period (whether at maturity, upon acceleration by reason of any default or otherwise); or

(2)	any Public External Indebtedness constituting guarantees by the Republic in an aggregate principal amount in excess of US$30,000,000, or its equivalent in any other currency, when due (whether at maturity, upon acceleration by reason of default or otherwise), and such failure continues until the earlier of (A) the expiration of any applicable grace period or 30 days, whichever is longer, or (B) the acceleration of any such Public External Indebtedness by any holder thereof; or

(d)	the Republic declares a moratorium on the payment of any Public External Indebtedness.

You should note that:

•	the Republic is not required to provide periodic evidence of the absence of defaults; and

•	the fiscal agency agreement does not require the Republic to notify holders of the debt securities of an event of default or grant any debt security holder a right to examine the security register.

Non-Collective Action Debt Securities

The following provisions apply to any series of debt securities that are not “collective action debt securities” (as described below). These securities are referred to in this prospectus as “non-collective action debt securities”.

Upon the occurrence of an event of default:

•

in the case of any event of default described in clause (b), the holders of at least 25% in aggregate principal amount of all non-collective action debt securities of that series (not counting debt securities held by the Republic) then outstanding may by written demand given to the Republic, with a copy to the fiscal agent, declare the non-collective action debt securities of that series held by it to be immediately due and payable; or

•	in the case of any other event of default, each holder of non-collective action debt securities of that series may by written demand given to the Republic, with a copy to the fiscal agent, declare the non-collective action debt securities of that series held by it to be immediately due and payable and upon such declaration the principal and interest accrued on the relevant non-collective action debt securities will become immediately due and payable upon the date that such written notices are received at the office of the fiscal agent, unless prior to such date all events of default in respect of the relevant non-collective action debt securities has been cured.

Collective Action Debt Securities

The following provisions apply to any series of debt securities that are “collective action debt securities” as described below.

The following provisions and the provisions regarding voting on amendments, modifications and waivers described under “—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities” are referred to in this prospectus as “collective action clauses” and any series of debt securities that are subject to the collective action clauses are referred to in this prospectus as “collective action debt securities”.

If any of the events of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of all debt securities of that series outstanding (as described in “—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities”) may, by written notice to the fiscal agent, declare all debt securities of that series to be due and payable immediately.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the relevant debt securities will become immediately due and payable on the date the Republic receives written notice of the declaration, unless the Republic has remedied the event or events of default prior to receiving the notice. The holders of more than 50% of the aggregate principal amount of the outstanding relevant debt securities may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Modifications and Amendments; Debt Securityholders’ Meetings

Non-Collective Action Debt Securities

The following provisions apply to any non-collective action debt securities.

Each holder of a series of non-collective action debt securities must consent to any amendment or modification of the terms of that series of non-collective action debt securities or the fiscal agency agreement that would, among other things:

•	change the stated maturity of the principal of the debt securities or any installment of interest;

•	reduce the principal amount of, or the interest rate on, or any premium payable upon redemption of any debt security of such series;

•	change the currency or place of payment of principal, interest or premium on debt securities of that series; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the fiscal agency agreement or the terms of such series of debt securities.

The Republic and the fiscal agent may, with the exception of the above changes, either (a) at a meeting duly called and held as described below, upon the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the non-collective action debt securities of a series then outstanding that are represented at the meeting or (b) with the written consent of the holders of at least 66 2/3% in aggregate principal amount of the non-collective action debt securities of a series that are outstanding, modify and amend other terms of that series of non-collective action debt securities.

The Republic may at any time call a meeting of the holders of a series of non-collective action debt securities to seek the holders of the debt securities’ approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Republic. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

While an event of default with respect to a series of non-collective action debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series by providing to the fiscal agent a written request setting forth in reasonable detail the action proposed to be taken at the meeting.

Holders of non-collective action debt securities who hold, in the aggregate, a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting. At the reconvening of any meeting adjourned for a lack of a quorum, the persons entitled to vote 25% in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum for taking any action set out in the original notice. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a debt security holder. The fiscal agent may make all rules governing the conduct of any meeting.

No consent of holders is or will be required for any modification or amendment requested by the Republic or by the fiscal agent to:

•	add covenants made by the Republic that benefit holders of any series of non-collective action debt securities;

•	surrender any right or power of the Republic;

•	provide security or collateral for any series of non-collective action debt securities;

•	cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or any series of non-collective action debt securities; or

•	amend the fiscal agency agreement or any series of non-collective action debt securities in any manner which would not be inconsistent with such debt securities and would not adversely affect the interests of any holder of the affected debt securities.

Collective Action Debt Securities

The following provisions apply to any collective action debt securities.

The Republic may call a meeting of the holders of a series of collective action debt securities at any time regarding the fiscal agency agreement or the debt securities. The Republic will determine the time and place of the meeting. The Republic will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, the fiscal agent will call a meeting of the holders of a series of collective action debt securities if the holders of at least 10% of the aggregate principal amount of the outstanding debt securities have delivered a written request to the fiscal agent setting forth the action they propose to take. The fiscal agent will notify the holders of the time, place and purpose of any meeting called by the holders not less than 30 and not more than 60 days before the meeting.

Only holders of a series of collective action debt securities and their proxies are entitled to vote at a meeting of holders. Holders or proxies representing a majority of the aggregate principal amount of the outstanding collective action debt securities will normally constitute a quorum. However, if a meeting is adjourned for a lack of a quorum, then holders or proxies representing 25% of the aggregate principal amount of that series of outstanding collective action debt securities will constitute a quorum when the meeting is rescheduled. For purposes of a meeting of holders that proposes to discuss reserved matters, which are specified below, holders or proxies representing 75% of the aggregate principal amount of that series of outstanding debt securities will constitute a quorum, and at the reconvening of any such meeting adjourned for a lack of a quorum, the persons entitled to vote 75% of the aggregate principal amount of that series of outstanding debt securities shall constitute a quorum for the taking of any action set forth in the original meeting. The fiscal agent may set the procedures governing the conduct of the meeting.

The Republic, the fiscal agent and the holders may amend, modify, supplement or waive the terms of the collective action debt securities (other than reserved matters specified below and matters that do not require consent of any holder of the debt securities for amendment described below) or the fiscal agency agreement:

•	with the affirmative vote of the holders of not less than 66 2/3% of the aggregate principal amount of that series of outstanding debt securities that are represented at a meeting; or

•	with the written consent of the holders of 66 2/3% of the aggregate principal amount of that series of outstanding debt securities.

However, the holders of not less than 75% of the aggregate principal amount of that series of outstanding collective action debt securities, voting at a meeting or by written consent, must consent to any amendment, modification, supplement or waiver of the terms of the collective action debt securities or the fiscal agency agreement that would:

•	change the due dates for the payment of principal of or interest on the debt securities;

•	reduce any amounts payable on the debt securities;

•	reduce the amount of principal payable upon acceleration of the maturity of the debt securities;

•	change the payment currency or places of payment for the debt securities;

•	permit early redemption of the debt securities or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	reduce the percentage of holders of the debt securities whose vote or consent is needed to amend, supplement or modify the fiscal agency agreement (as it relates to the debt securities) or the terms and conditions of the debt securities or to take any other action with respect to the debt securities or change the definition of “outstanding” with respect to the debt securities;

•	change the Republic’s obligation to pay any additional amounts;

•	change the governing law provision of the debt securities;

•	change the courts to the jurisdiction of which the Republic has submitted, the Republic’s obligation to appoint and maintain an agent for service of process in the Borough of Manhattan, The City of New York or the Republic’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the debt securities;

•	in connection with an exchange offer for the debt securities, amend any event of default under the debt securities; or

•	change the status of the debt securities, as described under “—Status of Debt Securities”.

The above matters are referred to in this prospectus as “reserved matters.” A change to a reserved matter, including the payment terms of a series of collective action debt securities, can be made without the consent of holders of debt securities of that series, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding debt securities of that series) agree to the change.

The Republic and the fiscal agent may, without the vote or consent of any holder of the collective action debt securities, amend the fiscal agency agreement or the collective action debt securities to:

•	add covenants made by the Republic that benefit holders of the debt securities;

•	surrender any right or power of the Republic;

•	provide security or collateral for the debt securities;

•	cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or the debt securities; or

•	amend the fiscal agency agreement or the debt securities in any manner which would not be inconsistent with the debt securities and would not adversely affect the interests of any holder of the debt securities.

For purposes of determining the “outstanding” principal amount of any collective action debt securities and whether the required percentage of holders of any collective action debt securities has approved any amendment, modification, supplement or waiver of the terms of the debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities, any debt securities owned, directly or indirectly, by the Republic or any public sector instrumentality of the Republic will be disregarded and deemed not to be outstanding, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means The Bank of Korea, any department, ministry or agency of the Republic or any corporation, trust, financial institution or other entity majority-owned and controlled by the Republic or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Fiscal Agent

The fiscal agency agreement governs the duties of each fiscal agent. The Republic may maintain bank accounts and a banking relationship with each fiscal agent. The fiscal agent is an agent of the Republic and does not act as a trustee for the holders of the debt securities.

Further Issues of Debt Securities

The Republic may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of debt securities (or that are the same except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). The Republic may consolidate such additional debt securities with the outstanding debt securities to form a single series.

The Republic may offer additional debt securities with original issue discount (“OID”) for U.S. federal income tax purposes as part of a further issue. Purchasers of debt securities after the date of any further issue will not be able to differentiate between debt securities sold as part of the further issue and previously issued debt securities of the same series. If the Republic were to issue further debt securities with OID, purchasers of debt securities after such further issue may be required to accrue OID (or greater amounts of OID that they would otherwise have accrued) with respect to their debt securities. This may affect the price of outstanding debt securities following a further issue. Purchasers are advised to consult legal counsel with respect to the implications of any future decision by the Republic to undertake a further issue of debt securities with OID.

Governing Law, Jurisdiction, Consent to Service and Enforceability

The debt securities will be governed by the laws of the State of New York, except for the Republic’s authorization, execution and delivery and any other matters that must be governed by the laws of the Republic.

It may be difficult for investors to obtain or enforce judgments against the Republic. The Republic is a foreign sovereign. Foreign sovereigns are generally immune from lawsuits and from the enforcement of judgments under U.S. law. Foreign sovereigns may waive this immunity and limited exceptions to this rule are spelled out in the U.S. Foreign Sovereign Immunities Act of 1976.

The Republic has agreed to submit to the jurisdiction of any state or federal court in The City of New York, for lawsuits brought by investors on the debt securities. Investors may also bring action against the Republic in appropriate Korean courts. The Republic will appoint its Consul in New York as its authorized agent to receive any process that may be served in an action brought by an investor. The Korean Consulate General in New York is located at 335 East 45th Street, New York, New York 10017. Notwithstanding the foregoing, the Republic’s consent to jurisdiction does not extend to actions brought against the Republic arising out of or based upon U.S. federal securities laws or any state securities laws, and the Consul of the Republic in New York is not the agent for service of process relating to actions arising out of or based upon U.S. federal securities laws or any state securities laws.

In addition, the Republic will waive its right to claim immunity for any lawsuits brought by investors in courts present in The City of New York or in any appropriate court in the Republic, provided that under Korean law no execution or attachment can be issued out of any court in the Republic for enforcing any judgment or order against any assets of the Government other than cash assets. Such a waiver will constitute only a limited and specific waiver for the purposes of the debt securities and under no circumstances shall it be interpreted as a general waiver by the Republic or a waiver with respect to proceedings unrelated to the debt securities. Further, the Republic will not agree to waive its right to immunity with regard to:

•	actions brought against the Republic under U.S. federal securities laws or any state securities laws;

•	present or future “premises of the mission” as defined in the Vienna Convention on Diplomatic Relations signed in 1961;

•	“consular premises” as defined in the Vienna Convention on Consular Relations signed in 1963; and

•	any other property or assets (including property or assets for military, governmental or public purposes) other than cash.

Thus, the Republic may assert immunity to such actions or with respect to such property or assets. Investors may have difficulty making any claims based upon such securities laws or enforcing judgments against the property or assets described above.

In original actions brought before Korean courts, there is doubt as to the enforceability of civil liabilities based on the U.S. federal securities laws. A judgment obtained against the Republic in a foreign court having valid jurisdiction in accordance with the international jurisdiction principles under Korean law and applicable treaties may be recognized and enforced by the courts of the Republic in an action brought to enforce such judgment, if:

•	the judgment is final and conclusive;

•	the party against whom such judgment was awarded received service of process (other than by publication or similar means) in sufficient time to prepare its defense in conformity with the laws of the jurisdiction of the court rendering judgment or such party responded to the action without being served with process;

•	recognition of such judgment is not contrary to the Republic’s public policy; and

•	under similar circumstances such foreign court would recognize and enforce a comparable judgment of Korean courts.

LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES

Except as may otherwise be provided in the prospectus supplement applicable thereto, bearer securities (including bearer securities in global form) will not be offered, sold or delivered within the United States or its possessions or to you, if you are a United States person, except in certain circumstances permitted by United States tax regulations. If so specified in the applicable prospectus supplement, bearer securities will initially be represented by one or more temporary global securities (without interest coupons) to be deposited with a common depositary in London for the Euroclear System and Clearstream for credit to designated accounts. Unless otherwise indicated in the applicable prospectus supplement:

•	each such temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days following its issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations, provided that in no event will any bearer security be mailed or otherwise delivered to any location in the United States in connection with such exchange; and

•	any interest payable on any portion of a temporary global security with respect to any interest payment date therefor occurring prior to the issuance of definitive bearer securities in exchange for such temporary global security will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in the United States tax regulations.

Bearer securities (other than temporary global debt securities) and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in such legend provide that a United States person (other than a United States financial institution described in such sections or a United States person holding through such a financial institution) who holds a bearer security or coupon will not be allowed to deduct any loss realized on the sale, exchange or redemption of such bearer security and any gain (which might otherwise be characterized as capital gain) recognized on such sale, exchange or redemption will be treated as ordinary income.

As used herein, “U.S. holder” means an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of its investment in a debt security.

TAXATION

The following discussion summarizes certain Korean and U.S. federal income tax considerations that may be relevant to you if you invest in the debt securities. This summary is based on laws, regulations, rulings and decisions now in effect, which may change. Any change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of investing in the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Korean Taxation

The following summary of Korean tax consideration applies to you so long as you are not:

•	a resident of Korea;

•	a corporation having its head office or principal place of business in Korea (a Korean corporation); or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base.

Interest

Under current Korean tax laws in effect, when the Republic makes payments of interest to you on the debt securities, as long as such debt securities are denominated in a currency other than Won, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein.

Capital Gains

You will not be subject to any Korean income or withholding taxes in connection with the sale, exchange or other disposition of the debt securities, as long as such debt securities are denominated in a currency other than Won, provided that the disposition does not involve a transfer of such debt security to a resident of Korea or a Korean corporation (or the Korean permanent establishment of a non-resident or a non-Korean corporation) within Korea. If you sell or otherwise dispose of such debt securities to a Korean resident or a Korean corporation (or the Korean permanent establishment of a non-resident or a non-Korean corporation) and such disposition or sale is made within Korea, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of 27.5% of net gain or 11% of gross sale proceeds with respect to transactions), unless an exemption is available under an applicable income tax treaty. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of the debt security, regardless of whether the disposition is to a Korean resident.

Stamp Taxes

You will not generally be subject to any Korean transfer tax, stamp duty or similar documentary tax in respect of or in connection with a transfer of the debt security.

Inheritance Tax and Gift Tax

If you die while you are the holder of the debt security, the subsequent transfer of the debt security by way of succession will be subject to Korean inheritance tax. Similarly, if you transfer the debt security as a gift, the donee will be subject to Korean gift tax and you may be required to pay the gift tax if the donee fails to do so or the donee is a non-resident.

United States Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in the debt securities and are a U.S. holder. With respect to U.S. Holders, the discussion set forth below is applicable to U.S. Holders (i) who are residents of the United States for purposes of the current Convention Between the United States of America and The Republic of Korea for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and of Encouragement of International Trade and Investment (the “Treaty”), (ii) whose debt securities are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the Treaty. For U.S. federal income tax purposes, you will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person, or any other person that is subject to U.S. federal income tax on a net income basis in respect of your investment in a debt security. This summary deals only with U.S. holders that hold the debt securities as capital assets. This summary does not apply to you if you are an investor that is subject to special tax rules, such as:

•	a bank or thrift;

•	a real estate investment trust;

•	a regulated investment company;

•	an insurance company;

•	a dealer in securities or currencies;

•	a trader in securities or commodities that elects mark-to-market treatment;

•	a person that will hold the debt securities as a hedge against currency risk or as a position in a “straddle” or conversion transaction;

•	a person liable for alternative minimum tax;

•	investors in pass-through entities;

•	a tax exempt organization; or

•	a person whose “functional currency” is not the U.S. dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. The discussion below assumes that all debt securities issued will be classified for U.S. federal income tax purposes as the Republic’s indebtedness, and you should note that in the event of an alternative characterization, the tax consequences would differ from those discussed below. Any special U.S. federal income tax considerations relevant to a particular issue of the debt securities will be provided in the applicable prospectus supplement. This summary does not discuss the treatment of persons that are not U.S. holders.

You should consult your tax adviser about the tax consequences of holding the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts, in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security denominated in a currency other than U.S. dollars (a “Foreign Currency Note”), the amount of interest income you will realize will be the U.S. dollar value of such foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. No exchange gain or loss is recognized with respect to the receipt of such payment. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period, or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year. Alternatively, as an accrual-basis U.S. holder you may elect to translate all interest income on a Foreign Currency Note at the spot rate on the last day of the accrual period, or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year, or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

Interest on a debt security generally will constitute foreign source income and generally will be considered “passive income” or, for certain types of U.S. Holders, “financial services” income, which is treated separately from other types of income in computing the foreign tax credit allowable to you under U.S. federal income tax laws.

Purchase, Sale and Retirement of Notes

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a Foreign Currency Note, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the Foreign Currency Note is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis taxpayer that makes a special election, then you will determine the U.S. dollar value of the cost of the Foreign Currency Note by translating the amount of the foreign currency that you paid for the Note at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a Foreign Currency Note in respect of original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a Foreign Currency Note, you generally will not have any taxable gain or loss as a result of the purchase.

When you sell or exchange a debt security, or if a debt security is redeemed or retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction, less any accrued qualified stated interest, which will be subject to tax in the manner described above, and your adjusted tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the redemption or retirement of a debt security, the amount you will realize for U.S. tax purposes generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date such debt security is disposed of or retired. If you dispose of a Foreign Currency Note that is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis taxpayer that makes a special election, then you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange, redemption or retirement.

The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of Foreign Currency Notes traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service.

Except as discussed below with respect to short-term debt securities, market discount, foreign currency gain or loss and with respect to contingent payment debt instruments which this summary generally does not discuss, the gain or loss that you recognize on the sale, exchange, redemption or retirement of a debt security generally will be treated as capital gain or loss, and, if you have held the debt security for more than one year, long-term capital gain or loss. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual investors. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange, redemption or retirement of a Foreign Currency Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the Note. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the Foreign Currency Note.

Original Issue Discount

If the Republic issues debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of whole years to their maturity, the debt securities will be “Original Issue Discount Notes”. The difference between the issue price and their stated redemption price at maturity generally will be the “original issue discount.” The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities included in the issue of which the specified debt securities are a part are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). See “Description of the Securities—Description of the Debt Securities—Further Issues of Debt Securities”. The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property, other than debt instruments issued by the Republic, at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices. Interest is payable at a single fixed rate only if the rate appropriately takes into account the length of the interval between payments. Notice will be given in the applicable prospectus supplement when the Republic determines that a particular debt security will bear interest that is not qualified stated interest.

In the case of a debt security issued with de minimis original issue discount, the U.S. Holder generally must include such de minimis original issue discount in income as stated principal payments on the debt securities are made in proportion to the stated principal amount of the debt security. Any amount of de minimis original issue discount that has been included in income shall be treated as capital gain.

If you invest in Original Issue Discount Notes you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Code and certain Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Note you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, before you receive the cash attributable to that income. However, U.S. Holders of such debt securities generally will not be required to include separately in income cash payments received on the debt securities, even if denominated as interest, to the extent such payments do not constitute qualified stated interest (as defined below). Debt securities issued with original issue discount will be referred to as “Original Issue Discount Notes.” Notice will be given in the applicable prospectus supplement when the Republic determines that a particular debt security will be an Original Issue Discount Note.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Note with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Note, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of original issue discount on an Original Issue Discount Note allocable to each accrual period is an amount equal to the excess, if any of:

(i)	the product of the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over

(ii)	the sum of any qualified stated interest allocable to that accrual period.

Original issue discount allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating original issue discount for an initial short accrual period.

In the case of an Original Issue Discount Note that is a floating rate debt security, both the “annual yield to maturity” and the qualified stated interest will be determined for these purposes as though the debt security had borne interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. Additional rules may apply if interest on a floating rate debt security is based on more than one interest index, or if the principal amount of the debt security is indexed in any manner. The “adjusted issue price” of an Original Issue Discount Note at the beginning of any accrual period will generally be the sum of its issue price, including any accrued interest, and the amount of original issue discount allocable to all prior accrual periods (determined without regard to the amortization of any acquisition or bond premium, as described below), reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Note, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount, to the extent of the previously accrued discount, with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a debt security is the discount rate, appropriately adjusted to reflect the length of accrual periods, that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Note denominated in U.S. dollars will generally be less in the early years and greater in the later years than amounts that would be includible on a straight-line basis. The Republic is required to provide information returns stating the amount of original issue discount accrued on Original Issue Discount Notes held of record by persons other than corporations and other exempt holders.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed under “Taxation—United States Tax Considerations—Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis. You should consult with your own tax advisors about this election.

In the case of an Original Issue Discount Note that is also a Foreign Currency Note, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period, or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period. Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period, or the last day of the taxable year, for an accrual period that spans two taxable years, or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under the caption “Payments or Accruals of Interest and Additional Amounts” above. Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Note that is also a Foreign Currency Note you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Note denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Note that is also a Foreign Currency Note, you will recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of such Original Issue Discount Note, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an Original Issue Discount Note outside of the initial offering at a cost less than its “remaining redemption amount”, or if you purchase an Original Issue Discount Note in the initial offering at a price other than such Note’s issue price, you will also generally be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Note at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price. The remaining redemption amount for an Original Issue Discount Note is the total of all future payments to be made on the Note other than qualified stated interest.

Certain of the Original Issue Discount Notes may be redeemed prior to Maturity, either at the Republic’s option or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the prospectus supplement. Original Issue Discount Notes containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Notes with these features, you should carefully examine the prospectus supplement and consult your tax adviser about their treatment since the tax consequences of original issue discount will depend, in part, on the particular terms and features of the debt securities.

Short-Term Debt Securities

The rules described above will also generally apply to Original Issue Discount Notes with maturities of one year or less (“short-term debt securities”), but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat a short-term debt security as having original issue discount. Thus, all short-term debt securities will be Original Issue Discount Notes. Except as noted below, if you are a cash-basis U.S. holder of a short-term debt security and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange, redemption or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity of the debt security or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis

U.S. holder of a short-term debt security you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including certain trust funds, generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash- or accrual-basis holder, if you are the holder of a short-term debt security you can elect to accrue any “acquisition discount” with respect to the debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term debt securities.

As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase debt securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about these features.

Premium and Market Discount

If you purchase an Original Issue Discount Note for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the debt security after the purchase date other than payments of qualified stated interest, you will be considered to have purchased that debt security at an “acquisition premium.” Under the acquisition premium rules, the amount of original issue discount that you must include in gross income with respect to the debt security for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue Discount Notes purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a Foreign Currency Note, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments. Exchange gain or loss will be realized with respect to amortized premium on a Foreign Currency Note based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the Note and the exchange rate on the date when the holder acquired the Note. For a U.S. holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

If you purchase a debt security at a price that is lower than the debt security’s remaining redemption amount, or in the case of an Original Issue Discount Note, the debt security’s adjusted issue price, by 0.25% or more of the remaining redemption amount, or adjusted issue price, multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear “market discount” in your hands. In this case, any payment, other than qualified stated interest on, or any gain that you realize on the disposition of, the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant yield method. You must accrue market discount on a Foreign Currency Note in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the Foreign Currency Note.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a Foreign Currency Note that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the holder’s taxable year).

Indexed Notes and Other Notes Providing for Contingent Payment

Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest index. The Republic will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

Information Reporting and Backup Withholding

The paying agent must file information returns with the United States Internal Revenue Service in connection with debt security payments made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent, certify as to no loss of exemption from backup withholding and otherwise comply with applicable requirements of the backup withholding rules. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

The Republic may sell the debt securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

In addition, the Republic may sell the debt securities through a combination of any of the above methods of sale. In some cases, the Republic or dealers acting with the Republic or on the Republic’s behalf may also purchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of the Republic’s securities through any of these methods or other methods described in the applicable prospectus supplement.

The prospectus supplement relating to a particular series of debt securities will state:

•	the names of any underwriters;

•	the purchase price of the securities;

•	the proceeds to the Republic from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agent commissions or other items constituting agents’ compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the debt securities for its own account. The underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The debt securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, certain conditions must be satisfied before the underwriters become obligated to purchase securities from the Republic, and they will be obligated to purchase all of the debt securities if any are purchased. The underwriters may from time to time change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If the Republic sells debt securities through agents, the prospectus supplement will identify the agent and indicate any commissions payable by the Republic. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis and will not acquire the debt securities for their own account. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act of 1933, as amended (the “Securities Act”).

The Republic may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from the Republic at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

The Republic may offer debt securities as consideration for the purchase of other of the Republic’s debt securities, either in connection with a publicly announced tender offer or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of debt securities directly or through underwriters or agents.

Agents and underwriters may be entitled to indemnification by the Republic against certain liabilities, including liabilities under the Securities Act or to contribution from the Republic with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, the Republic.

LEGAL MATTERS

Except as may otherwise be indicated in any prospectus supplement, the validity of any particular series of debt securities will be passed upon on behalf of the Republic by Simpson Thacher & Bartlett LLP, United States counsel to the Republic, and Kim & Chang, Korean counsel to the Republic. The validity of any particular series of debt securities will be passed upon on behalf of any underwriters or agents by United States and Korean counsel identified in the related prospectus supplement.

AUTHORIZED REPRESENTATIVES IN THE UNITED STATES

The authorized representative of the Republic in the United States is Mr. Hi-Su Lee, Consul, Korean Consulate General in New York, located at 335 East 45th Street, New York, New York 10017.

OFFICIAL STATEMENTS AND DOCUMENTS

The Minister of Finance and Economy of The Republic of Korea, in his official capacity, has supplied the information set out under “The Republic of Korea”. Such information is stated on his authority. The documents identified in the portion of this prospectus captioned “The Republic of Korea” as the sources of financial or statistical data are official public documents of the Republic or its agencies and instrumentalities.

FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement relating to the securities to be offered by this prospectus may contain future expectations, projections or “forward-looking statements”, as defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this prospectus are forward-looking statements. Although the Republic believes that the expectations reflected in the forward-looking statements are reasonable, the Republic can give no assurance that such expectations will prove correct. This prospectus discloses important factors that could cause actual results to differ materially from the Republic’s expectations (“Cautionary Statements”). All subsequent written and oral forward-looking statements attributable to the Republic or persons acting on the Republic’s behalf are expressly qualified in their entirety by the Cautionary Statements.

Factors that could adversely affect the future performance of the Korean economy include:

•	a deterioration of the Korean consumer or corporate sector;

•	a failure of the restructuring of troubled chaebols or companies or the financial sector;

•	an increase in non-performing assets or default rates relating to, among others, loans or credit cards extended by financial institutions to the retail sector;

•	an increase in lay-offs or unemployment rates or a reduction in income levels, which could adversely affect consumer spending or lead to social or labor unrest;

•	any increase in labor unrest;

•	a decrease in tax revenues and a substantial increase in the Government’s expenditures for unemployment compensation and other social programs that together lead to an increased Government budget deficit;

•	political uncertainty or increasing strife among and within political parties in the Republic;

•	adverse changes or volatility in commodity prices (including an increase in oil prices), exchange rates, interest rates, stock markets or foreign currency reserves;

•	increased reliance on exports to service foreign currency debts, which could cause friction with the Republic’s trading partners;

•	adverse developments in the economies of countries to which the Republic exports, such as the United States, China and Japan, or in emerging market economies in Asia, including China, or elsewhere that result in a loss of confidence in the Korean economy;

•	the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment);

•	a deterioration in economic or diplomatic relations between the Republic and its trading partners or allies, including as a result of trade disputes or disagreements in foreign policy;

•	an increase in the level of tensions or an outbreak of hostilities in the Korean peninsula or elsewhere in the world, including the Middle East; and

•	the outbreak of SARS or similar incidents in Asia and other parts of the world, which has increased the uncertainty of world economic prospects in general and which may continue to have an adverse effect on the world economy.

FURTHER INFORMATION

The Republic filed a registration statement with respect to the securities with the Securities and Exchange Commission under the Securities Act, and its related rules and regulations. You can find additional information concerning the Republic and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549.

The Securities and Exchange Commission maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Any filings that the Republic makes electronically are available to the public over the Internet at the Securities and Exchange Commission’s website (http://www.sec.gov).

ISSUER

The Republic of Korea

Ministry of Finance and Economy

88, Gwanmun-ro, Gwacheon-si

Gyeonggi-do

Seoul 427-725

The Republic of Korea

LEGAL ADVISERS TO THE REPUBLIC OF KOREA

as to matters of Korean law Kim & Chang Seyang Building 223 Naeja-dong, Chongro-gu Seoul 110-720 The Republic of Korea	as to matters of United States law Simpson Thacher & Bartlett LLP 7th Floor, Asia Pacific Finance Tower 3 Garden Road, Central Hong Kong

LEGAL ADVISERS TO THE UNDERWRITERS

as to matters of Korean law Bae, Kim & Lee Hankook Tire Building 647-15 Yoksam-dong, Gangnam-gu Seoul 135-723 The Republic of Korea	as to matters of United States law Cleary, Gottlieb, Steen & Hamilton 39th Floor, Bank of China Tower One Garden Road, Central Hong Kong

FISCAL AGENT & PAYING AGENT

The Bank of New York

101 Barclay Street, Floor 21W

New York NY 10286

U.S.A.

LUXEMBOURG LISTING AGENT

The Bank of New York Europe Limited

One Canada Square

London E14 5AL

United Kingdom

Until             , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 11.    Estimated Expenses.

It is estimated that the expenses in connection with the sale of the debt securities hereunder, exclusive of compensation payable to underwriters and agent, will be as follows:

SEC Registration Fee	$633,500
Listing Fees and Expenses	10,000
Printing Expenses	50,000
Rating Agency Fees	30,000
Legal Fees and Expenses	160,000
Fiscal Agent Fees and Expenses	10,000
Blue Sky Fees and Expenses	3,000
Miscellaneous	260,000

Total	$1,156,500

UNDERTAKINGS

The registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(e)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONTENTS

This registration statement consists of:

(1)	The facing sheet.

(2)	An explanatory note.

(3)	Part I consisting of the prospectus.

(4)	Part II consisting of pages II-1 to II-6.

(5)	The following exhibits:

A.	Form of Underwriting Agreement, incorporated herein by reference to Exhibit C filed as part of Post-Effective Amendment No. 1 to the Registration Statement of the Republic of Korea (No.333-8502).

B.	Form of Fiscal Agency Agreement, dated as of April 17, 1998, including forms of debt securities, incorporated herein by reference to Exhibit A to the Registration Statement of The Republic of Korea (No. 333-8502).

C.	Form of Amendment No. 1 to the Fiscal Agency Agreement, dated as of June 3, 2003, incorporated herein by reference to Exhibit B-1 filed as part of Post-Effective Amendment No. 3 to the Registration Statement of The Republic of Korea (No. 333-8502).

D.	Form of debt securities (attached to the Form of Amendment No. 1 to the Fiscal Agency Agreement), incorporated herein by reference to Exhibit B-2 filed as part of Post-Effective Amendment No. 3 to the Registration Statement of The Republic of Korea (No. 333-8502).

E.	Opinion (including consent) of Kim & Chang, Korean counsel to the Republic, in respect of the legality of the Debt Securities.

F.	Opinion (including consent) of Simpson Thacher & Bartlett LLP, special U.S. counsel to the Republic, in respect of the legality of the Debt Securities.

G.	Consent of the Minister of Finance and Economy of the Republic of Korea (included on Page II-4).

H.	Power of Attorney of the Minister of Finance and Economy of the Republic of Korea.

I.	Letter appointing Authorized Representative of the Republic of Korea in the United States.

SIGNATURE OF THE REGISTRANT

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the registrant, The Republic of Korea, has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Seoul, The Republic of Korea, on the 27th day of August 2004.

THE REPUBLIC OF KOREA

By:	HUN-JAI LEE†*
Minister of Finance and Economy

†By:	/s/ Joong-Kyung Choi
Joong-Kyung Choi (Attorney-in-fact)

*	Consent is hereby given to the use of his name in connection with the information specified in this registration statement or amendment thereto to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the undersigned, a duly authorized representative of The Republic of Korea in the United States, has signed this registration statement or amendment thereto in The City of New York, New York, on the 27th day of August 2004.

By:	/s/ Hi-Su Lee
Hi-Su Lee Consul, Korean Consulate General in New York

EXHIBIT INDEX

Exhibit		Sequential page number
A.	Form of Underwriting Agreement, incorporated herein by reference to Exhibit C filed as part of Post-Effective Amendment No. 1 to the Registration Statement of the Republic of Korea (No.333-8502).

B.	Form of Fiscal Agency Agreement, dated as of April 17, 1998, including forms of debt securities, incorporated herein by reference to Exhibit A to the Registration Statement of The Republic of Korea (No. 333-8502).

C.	Form of Amendment No. 1 to the Fiscal Agency Agreement, dated as of June 3, 2003, incorporated herein by reference to Exhibit B-1 filed as part of Post-Effective Amendment No. 3 to the Registration Statement of The Republic of Korea (No. 333-8502).

D.	Form of debt securities (attached to the Form of Amendment No. 1 to the Fiscal Agency Agreement), incorporated herein by reference to Exhibit B-2 filed as part of Post-Effective Amendment No. 3 to the Registration Statement of The Republic of Korea (No. 333-8502).

E.	Opinion (including consent) of Kim & Chang, Korean counsel to the Republic, in respect of the legality of the Debt Securities.

F.	Opinion (including consent) of Simpson Thacher & Bartlett LLP, special U.S. counsel to the Republic, in respect of the legality of the Debt Securities.

G.	Consent of the Minister of Finance and Economy of the Republic of Korea (included on Page II-4).

H.	Power of Attorney of the Minister of Finance and Economy of the Republic of Korea.

I.	Letter appointing Authorized Representative of the Republic of Korea in the United States.